

KORN FERRY

BE **MORE** THAN

BE MORE THAN

ANNUAL
REPORT
2023

DEAR SHAREHOLDERS,



As we conclude fiscal year 2023, I am incredibly proud of our firm, our colleagues, and our purpose – to enable people and organizations to Be More Than.

Our accomplishments over these last 12 months are a reminder of just how far Korn Ferry has come and how much more capable we've become. And that calls to mind another performance, several years ago.

The concert hall was packed, and a massive grand piano stood in the spotlight. We gave a thunderous round of applause when the pianist sat down and began to play. Then, halfway through Rachmaninoff's Third Piano Concerto, this world-famous artist suddenly stopped in the middle, rose to his feet, and announced he simply couldn't play any longer.

It happened years ago, but I can still remember the stunned silence hanging over that concert hall.

Punctuating this surreal moment, the conductor left the podium, slowly approached the pianist, and whispered a few words that nobody heard. After a moment, the pianist gathered himself, then resumed playing with a passion and vigor we had not heard all evening. Throughout the rest of the concert, one question was on my mind: What did the conductor say to the pianist? Later I learned of his simple but profound words...

"We do it because we love the music."

This message of passion embodies what we are all about – whether the devotion and dedication of our 10,000-plus Korn Ferry colleagues around the globe, or our clients who are unleashing the potential of their people and driving superior performance through our firm's expertise and offerings.

Simply stated, Korn Ferry is changing lives, and our vision to become the premier organizational consultancy is clearly working.

The story of this period is the success of our diversification strategy, set forth over the past few years, which has created new revenue streams and offerings, as evidenced by our clients and in our results. For fiscal year 2023, our fee revenue reached an all-time high of $2.84 billion, up 12%[1] at constant currency, 8% actual.

In the fiscal year, we added a completely new capability – an interim and transition management business with more than $400 million of annual revenue on a run rate basis, bringing our total Professional Search and Interim business to approximately $600 million of annual revenue on a run rate basis. This is the direct result of our strategy that, more than three years ago, anticipated workplace mobility would emerge post pandemic – and it has, just as we thought.

Additionally, the firm's Consulting and Digital businesses have never been more relevant as our clients increasingly seek transformation, growth and profitability.

Our evolving capability and broad offerings are propelling Korn Ferry and our clients through this transitory period. Our organizational strategy, leadership and professional development, assessment and succession, rewards, and talent acquisition capabilities will continue to help clients execute their business strategy.

It's also important to understand how our moves of the past are informing the future. Looking at our historical financial performance through the cycles, it's clear our diverse offerings and larger scale have resulted in progressively better results – from peak to peak and trough to trough. In other words, the ceiling and the floor continue to be incrementally higher through each turn. And our 10-year fee revenue CAGR has been 13%.

As we look ahead, no doubt tectonic shifts will continue to be profound. How we produce and consume. Where and how we work. How we are entertained. Shifting trade lanes. Inflation and interest rates.

And now, Generative AI. These mega trends can result in change that is fundamentally good for our clients and for Korn Ferry. The foundation of our firm began with IP and science. Now, in a world immersed in Generative AI, we plan to continue investing not only in these technologies, but also in our proprietary data, assessment instruments and knowledge – all of which will be the ultimate differentiators.

We have also anchored our firm around a well-balanced strategy, supported by a diverse slate of solutions and IP:

- A major account strategy that represents more than 35% of our portfolio as of the fiscal year end

- As previously mentioned, a new interim and transition management capability that essentially did not exist for us just a year ago

- Consulting and Digital capabilities that represent 36% of our total fiscal year revenue

- An award-winning RPO business, which now represents 15% of our total fiscal year revenue

- An integrated go-to-market strategy – One Korn Ferry – that has resulted in almost 30% of our fee revenue coming from cross line-of-business referrals

- A new Korn Ferry that trains and develops more than 1 million professionals a year

- More than six billion data points, including more than 98 million assessments and engagement data on nearly 33 million employees

I'd like to thank our colleagues around the globe for all they do and their love of the music. I am also grateful to our leadership team and board of directors for their unwavering commitment to Korn Ferry. We are still at the very beginning of what Korn Ferry will be, with much tangible opportunity ahead to help our clients Be More Than.



PERFORMANCE HIGHLIGHTS FY 23

The story of this period is about the success of our diversification strategy, set forth over the past few years, which has created new revenue streams and offerings, as clearly evidenced by our clients and in our results.

Fee Revenue

$2.84 BILLION

Adjusted EBITDA[2]

$457 MILLION

Diverse Mix of Revenue ($ Millions)



Consulting $677

Digital $355

RPO $425

Professional Search and Interim $503

Executive Search $876

Fiscal Year Fee Revenue Trend
($ Billions)



FY 21	FY 22	FY 23
$1.81	$2.63	$2.84

Adjusted EBITDA[2]
($ Millions)



FY 21	FY 22	FY 23
$286	$539	$457

Adjusted EBITDA Margin[2]



FY 21	FY 22	FY 23
15.8%	20.5%	16.1%

[1] This is the percentage change in fee revenue that would have resulted had fiscal year 2022 foreign exchange rates been the same as the foreign exchange rates in fiscal year 2023.

[2] Adjusted EBITDA, a non-GAAP financial measure, refers to earnings before interest, taxes, depreciation and amortization, adjusted to exclude acquisition / integration costs, impairment of fixed assets (leasehold improvements), the impairment of right-of-use asset and restructuring charges. See page 34 of the accompanying Form 10-K for the fiscal year ended April 30, 2023 for a presentation of the most directly comparable GAAP measure for Adjusted EBITDA (Net income attributable to Korn Ferry) and a reconciliation to that measure. Page 34 of the accompanying Form 10-K also presents a reconciliation to Operating Income, the numerator used when calculating the most directly comparable GAAP measure for Adjusted EBITDA Margin (Operating Margin), which for the fiscal year ended April 30, 2023 was 11.2%.

This document may contain certain statements that we believe are, or may be considered to be, "forward-looking statements" — that is, statements regarding future events, objectives, or plans that by their nature are uncertain. For details on the uncertainties that may cause our actual future results to materially differ from those expressed in our forward-looking statements, see our accompanying Form 10-K for the fiscal year ended April 30, 2023 and quarterly reports on Form 10-Q. We do not undertake to update our forward-looking statements. This document also includes certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results could differ materially.



BECAUSE WE *LOVE* THE MUSIC



This message of passion embodies what we are all about – whether the devotion and dedication of our 10,000-plus Korn Ferry colleagues around the globe, or our clients who are unleashing the potential of their people and driving superior performance through our firm's expertise and offerings.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-14505

KORN FERRY

(Exact Name of Registrant as Specified in its Charter)

Delaware	**95-2623879**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
1900 Avenue of the Stars, Suite 1500, Los Angeles, California	**90067**
(Address of Principal Executive Offices)	*(Zip Code)*

(310) 552-1834

(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	KFY	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates of the registrant on October 31, 2022, the last business day of the registrant's most recently completed second fiscal quarter (assuming that the registrant's only affiliates are its officers, directors and 10% or greater stockholders) was approximately $2,220,447,158 based upon the closing market price of $55.59 on that date of a share of common stock as reported on the New York Stock Exchange.

The number of shares outstanding of our common stock as of June 22, 2023 was 52,180,966 shares.



Documents incorporated by reference

Portions of the registrant's definitive proxy statement for its 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

KORN FERRY

Index to Annual Report on Form 10-K for the Fiscal Year Ended April 30, 2023



PART I.

Item 1. *Business*

Company Overview

Korn Ferry (referred to herein as the "Company" or in the first-person notations "we," "our," and "us") is a leading global organizational consulting firm.

Korn Ferry has evolved from our executive search-focused roots into a company with a more diverse service and digital and other solution offering that is designed to align with our clients' desire to synchronize their strategy, operations, and talent to drive superior performance. We believe we are the premier organizational consultancy uniquely positioned to leverage our extensive intellectual property to help companies bring talent and strategy together, helping them have the right people in the right places and providing them with the right rewards. We seek to bring their strategies to life by designing their organizational structure and helping them hire, motivate and retain the best people. And we help professionals navigate and advance their career.

Our fiscal 2023 performance reflects the relevance of our strategy, the top-line synergies created by our end-to-end talent and leadership solutions, and the increasing reach and relevance of the Korn Ferry brand. Thanks to the passion and performance of our colleagues, we have concluded the year with strong results, in what was a very challenging macroeconomic environment.

During fiscal 2023, we worked with almost 15,000 organizations. Our clients include the world's largest and most prestigious public and private companies, middle-market and emerging growth companies, and government and non-profit organizations. We have built strong client loyalty, with nearly 80% of our engagements in fiscal 2023 completed on behalf of clients for whom we had conducted engagements in the previous three fiscal years. We work with:

- 96% of the S&P 100, and 85% of the S&P 500
- 94% of the Euronext 100
- 85% of the FTSE 100
- 91% of the S&P Europe 350
- 60% of the S&P Asia 50
- 80% of the S&P Latin America 40

In addition, we work with:

- 3 in every 4 best companies to work for (Fortune Magazine)
- 1 in every 2 of the fastest growing companies in the world (Fortune Magazine)
- 79% of the world's top performing companies (Drucker Institute)
- 96% of the top 50 world's most admired companies (Fortune Magazine)

We also continued to make significant investments across the breadth of our business and in our people. This commitment includes strategic acquisitions and the innovation and development of our platforms, solutions and ways of working. A testament to Korn Ferry's forward-thinking approach is the acquisition of our third and fourth Interim hiring firms in the last 18 months. This strategic decision has not only boosted our standing, particularly in the Professional Search and Interim sectors, but we believe also enables us to capitalize on significant opportunities for growth while effectively responding to prevailing shifts in the workforce. These shifts include a heightened focus on agility and cost-management, a growing need for specialized expertise and on-demand skills, as well as the accommodation of evolving employee preferences and dynamics within the workforce. These investments are intended to expand our offerings to help us further differentiate ourselves in the marketplace and reflect our continued focus on high-demand areas emerging in this environment.

A critical driver of our success has been the evolution and maturation of our go-to-market ("GTM") activities. Our "Marquee" and "Regional" accounts lead these activities with approximately 340 accounts or 2% of our total clients, representing more than 35% of our total fee revenue. We continue to invest in Global Account Leaders ("GALs"), resulting in us exiting the year with more than 70 colleagues in this role. Leveraging our acquisition of the Miller Heiman Group, we use our own sales effectiveness methodologies and discipline in our Marquee and Regional account programs to drive rates of top-line growth in excess of the rest of our portfolio.

We continue to capitalize on the top-line synergies created by our end-to-end solutions that are designed to address the many aspects of an employee's engagement with their employer. This manifests itself in our ability to continue generating additional fee revenues based on referrals from one line of business to another, generating more than 25% of total fee revenues for fiscal 2023. In fact, by integrating the previously mentioned acquired companies into Korn Ferry, we were able to generate an incremental $50.0 million in fee revenues since November 1, 2021, (the date of acquisition of our first Interim business) through referrals between the acquired companies and our business prior the acquisitions.

With vision, innovation and focus as our guide, we believe we are now a company with a more durable business, with greater and expanding relevance, and with an increasingly sustainable level of business and profitability that is poised for further growth in the years to come.



Fiscal 2023 Performance Highlights

Our results reflect the dedication and hard work of our more than 10,600 talented colleagues. They focus on creating value for our stakeholders, our colleagues themselves, our clients, our shareholders, and the communities in which we operate.

Our strategic growth reflects a more balanced and sustainable organization.

- Our performance was solid during what can be described as times of macroeconomic and geopolitical turbulence and uncertainty, generating $2,835.4 million in fee revenue, up 8.0% compared to fiscal 2022.

- Net Income Attributable to Korn Ferry was $209.5 million. Operating income and Adjusted EBITDA* were $316.3 million (margin of 11.2%) and $457.3 million (margin of 16.1%), respectively.

- Diluted Earnings Per Share was $3.95.

- During fiscal 2023, we continued with our balanced approach to capital allocation. For the full year, the Company invested $254.8 million in acquisitions and $61.0 million in capital expenditures primarily related to the Digital business and corporate infrastructure. We also spent $18.5 million on debt service costs, and returned $93.9 million and $33.0 million to shareholders in the form of share repurchases and dividends, respectively.

    * Consolidated Adjusted EBITDA and Consolidated Adjusted EBITDA margin are non-GAAP financial measure and have limitations as analytical tools. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of why management believes the presentation of non-GAAP financial measures provide meaningful supplemental information regarding Korn Ferry's performance.

The Korn Ferry Story

Our Strategy

Our systematic approach to solving business challenges has us uniquely positioned to build the services and solutions that people, teams and organizations need so that business strategy is implemented and performance follows. Our approach is focused on the following strategic priorities to increase our client and commercial impact:

1. Drive a One Korn Ferry go-to-market strategy through our Marquee and Regional Accounts and integration across solutions and geographies.

2. Create the Top-of-Mind Brand in Organizational Consulting - Lead innovation through relevant market offerings and evolve our thought leadership around talent strategy.

3. Deliver Client Excellence and Innovation and diversify our offerings into fully integrated, scalable and sustainable client engagements.

4. Advance Korn Ferry as a Premier Career Destination - Attract and retain top talent through continued investment in building a world-class organization through a capable, motivated, and agile workforce.

5. Pursue Transformational M&A Opportunities at the Intersection of Talent and Strategy.

Our Core Capabilities

We continue to integrate, replicate and scale our solutions and to lead innovation in the digitally enabled new world of work. The depth and breadth of our offerings across the talent lifecycle—from attraction to assessment to recruitment to development, management, and reward—place us in a distinctive position. We offer end-to-end solutions—a view into an organization's entire talent ecosystem—to create positive client outcomes. Our five core capabilities include:

- **Organization Strategy:** We map talent strategy to business strategy, designing operating models and organization structures that help companies put strategic plans into action.

- **Assessment and Succession:** Our assessment and succession solutions help pinpoint clear and actionable opportunities for growth. Leaders and employees are empowered to take action on their own development, while companies use strategic perspectives to build stronger plans and make smarter investments today and into the future.

- **Talent Acquisition:** From Executive Search, Professional Search & Interim and Recruitment Process Outsourcing ("RPO") covering single to multi-hire permanent positions and interim contractors, we help organizations attract and retain the right people across functions, levels and skills.

- **Leadership and Professional Development:** We help develop leaders along each stage of their career with a spectrum of intensive high-touch and scalable high-tech development experiences.



- **Total Rewards:** We help organizations pay their people fairly for doing the right things with rewards they value at a cost that the organization can afford.

Our Integrated Solutions

We also offer integrated solutions that bring together expertise from across our core capabilities to navigate broader business challenges around leading through change, transforming for growth and keeping top talent.

Our solutions are powered by the Korn Ferry Intelligence Cloud and are enabled by the combination of our rich and unique data and a suite of Digital Performance Management Tools that combine the expertise of Korn Ferry with the power of Open artificial intelligence ("AI"). Focused on business outcomes, the combination of Korn Ferry intellectual property ("IP") and advanced technology enables our experts to deliver actionable insights and personalized recommendations accurately and efficiently. These solutions include:

- **Workforce Transformation**: We offer practical and pragmatic solutions to support organizations in re-shaping workforces for the future. These solutions are designed to enhance workforce productivity, agility, engagement, and alignment with the organization's strategic goals.

- **Cost Optimization**: We work with leaders to manage cost drivers: organization, people and rewards. We help make client organizations fit for the future by putting in place strategies designed to enable our clients to achieve cost reductions while maintaining performance and growth.

- **Leadership Development and Coaching at Scale**: Businesses need to prepare for the future by creating a culture of learning that helps them quickly adapt to new trends and demands. Leveraging our Korn Ferry Advance platform, we combine our expertise in leadership development with technology to provide quality coaching and development at scale across organizations.

- **M&A Solutions**: We use a framework that helps organizations look beyond balance sheets and focus on people. From the assessment and selection of leaders to drive the go-forward strategy, to the future organization design and governance, we help shape the combined purpose, ensure you have the right people in the right roles and craft the integration and change management activities to maximize the investment. We also help buyers achieve leadership and cultural accretive acquisitions which drive superior financial results.

- **Environmental, Social & Governance ("ESG") and Sustainability**: We believe our people-focused approach to ESG practices contribute to long-term value creation. By aligning strategy, people and business operations in this area, we help companies build resilience, foster innovation, and improve their reputation, positioning them for sustainable growth and success in both turbulent and prosperous times.

- **Diversity, Equity & Inclusion**: We believe diverse and inclusive organizations drive better business performance, attract and retain high-caliber talent, foster innovation for competitive advantage, and enhance brand reputation. Our expertise in this area runs deep. We help clients comply and create more inclusive, equitable, and successful organizations reflective of today's diverse and interconnected world.

- **Sales Effectiveness powered by KF Sell**: Today's selling environment is more complex than ever, with sales teams challenged to deliver value. Sellers need the right tools, training, and approach to be successful. Korn Ferry leverages the KF Sell platform and award-winning Miller-Heiman sales methodology to help organizations achieve their top-line growth objectives.

- **Career Mobility for Tech Talent powered by KF Career:** We retain, engage and develop tech talent to create a competitive advantage for our clients' organizations. For example, using KF Career for Tech, clients can benchmark their teams, identify skill gaps, create career mobility for tech talent and deliver a progressive employee experience where the individuals, team and company move together in synergy.

Our Businesses

The Company has recently acquired companies that have added critical mass to our existing Professional Search & Interim business. This provided the Chief Operating Decision Maker ("CODM") with the opportunity to reassess how he managed and allocated resources to the prior RPO & Professional Search segment. Therefore, beginning in fiscal 2023, the Company separated RPO & Professional Search into two segments to align with the CODM's strategy to make separate resource allocation decisions and assess performance separately between Professional Search & Interim and RPO.

The Company now has eight reportable segments that operate through the following five lines of business, supported by a corporate center. This structure allows us to bring our resources together to focus on our clients and partner with them to solve the challenges they face in their businesses.

1. **Consulting** aligns organizational structure, culture, performance, development, and people to drive sustainable growth by addressing four fundamental organizational and talent needs: Organization Strategy, Assessment and Succession, Leadership and Professional Development, and Total Rewards. We enable this work with a comprehensive set of Digital Performance Management Tools, based on our best-in-class IP and



data. The Consulting teams employ an integrated approach across our core capabilities and integrated solutions described above to help clients execute their strategy in a digitally enabled world.

Summary of financial fiscal 2023 highlights:

- Fee revenue was $677.0 million, an increase of 4.0% compared to fiscal 2022, representing 24% of total fee revenue.

- Adjusted EBITDA and Adjusted EBITDA margin were $108.5 million and 16.0%, respectively.

- The number of consulting and execution staff at year-end was 1,853 with an increase in the average bill rate (fee revenue divided by the number of hours worked by consultants and execution staff) of $10 per hour or 3% compared to fiscal 2022.

Client Base—During fiscal 2023, the Consulting segment partnered with over 4,800 clients across the globe, and 28% of Consulting's fiscal 2023 fee revenue was referred from Korn Ferry's other lines of business. Our clients come from the private, public, and not-for-profit sectors across every major industry and represent diverse business challenges.

Competition—The people and organizational consulting market is fragmented, with different companies offering our core solutions. Our competitors include consulting organizations affiliated with accounting, insurance, information systems, and strategy consulting firms such as McKinsey, Willis Towers Watson and Deloitte. We also compete with smaller boutique firms specializing in specific regional, industry, or functional leadership and human resources ("HR") consulting aspects.

2. **Digital** develops technology-enabled Performance Management Tools that empower our clients. At the core of our offerings is the proprietary Korn Ferry Intelligence Cloud platform. With access to six billion data points and fortified by our established success methodology, this platform drives a range of Digital Performance Management Tools. Through these tools, our consultants can analyze business data, benchmark against industry best practices, and deliver personalized recommendations. Additionally, our clients and their employees can independently utilize these digital tools to identify, implement, and maintain performance enhancements at scale. Our Digital products include:

- KF Assess: Puts the right people, with the right skills in place to deliver.
- KF Architect: Streamlines the way jobs are designed, organized and evaluated.
- KF Listen: Provides insight to understand and improve the employee experience.
- KF Sell: Creates a consistent, repeatable sales strategy to maximize sales effectiveness.
- KF Pay: Compares and develops the best pay structures to motivate people to perform at their best.
- KF Career for Tech: Upskill, reskill, develop and deploy an optimized technology workforce.

Summary of financial fiscal 2023 highlights:

- Fee revenue was $354.7 million, an increase of 2.0% compared to fiscal 2022, representing 13% of total fee revenue.

- Subscription and License fee revenue was $119.7 million, an increase of 10% compared to fiscal 2022.

- Adjusted EBITDA and Adjusted EBITDA margin were $97.5 million and 27.5%, respectively.

Client Base—During fiscal 2023, the Digital segment partnered with over 8,300 clients across the globe, and 34% of Digital's fiscal 2023 fee revenue was referred from Korn Ferry's other lines of business, primarily Consulting. Our clients come from the private, public and not-for-profit sectors, across every major industry and represent diverse business challenges.

Competition—Again, competition is fragmented in this sector. We compete with specialist suppliers, and boutique and large consulting companies in each solution area such as AON, Mercer, Willis Towers Watson, SHL, Fuel 50, SkillSoft, Criteria, Predictive Index, Prevue Hire and Textlio. One of our advantages is linking our data, IP and our technology platform across our solutions. This allows us to give organizations an end-to-end view of talent.

3. **Executive Search** helps organizations recruit board-level, chief executive, and other C-suite/senior executive and general management talent to deliver lasting impact. Our approach to placing talent brings together our research-based IP, proprietary assessments and behavioral interviewing with our practical experience to determine the ideal organizational fit. Salary benchmarking then helps us build appropriate frameworks for compensation and attraction. This business is managed and reported on a geographic basis and represents four of the Company's reportable segments (Executive Search North America, Executive Search Europe, the Middle East and Africa ("EMEA"), Executive Search Asia Pacific ("APAC") and Executive Search Latin America).



Summary of financial fiscal 2023 highlights:

- Fee revenue was $875.8 million, a decrease of 6% compared to fiscal 2022, representing 31% of total fee revenue.

- Adjusted EBITDA and Adjusted EBITDA margin were $205.8 million and 23.5%, respectively.*

- In fiscal 2023, we opened more than 6,300 new engagements with an average of 594 consultants.

  *Executive Search Adjusted EBITDA and Executive Search Adjusted EBITDA margin are non-GAAP financial measures and have limitations as analytical tools. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of why management believes the presentation of these non-GAAP financial measures provide meaningful supplemental information regarding Korn Ferry's performance.

Consultants are organized in six broad industry groups and bring an in-depth understanding of the market conditions and strategic management issues clients face within their industries and geographies. In addition, we regularly look to expand our specialized expertise through internal development and strategic hiring in targeted growth areas.

Functional Expertise — We also have organized centers of functional expertise. This helps our teams comprehensively grasp the specific requirements and nuances involved in the role itself. These partners bring a deep understanding of the functional dynamics–from strategy through to execution-enabling them to identify and place candidates who possess the necessary skills, knowledge, and experience to excel in the role.

Percentage of Fiscal 2023 Assignments Opened by Functional Expertise

Board Level/CEO/CFO/Senior Executive and General Management	78 %
Finance and Control	7 %
Information Systems	4 %
Marketing and Sales	4 %
Manufacturing/Engineering/Research and Development/Technology	4 %
Human Resources and Administration	3 %

Client Base—Our more than 4,000 Executive Search engagement clients in fiscal 2023 include many of the world's largest and most prestigious public and private companies*.*

Competition—Our Executive Search line of business competes with specialist global executive search firms, such as Egon Zehnder, Heidrick & Struggles International, Inc., Russell Reynolds Associates and Spencer Stuart. We also compete with smaller boutique firms specializing in regional, industry, or functional searches. We believe our brand name, differentiated business model, systematic approach to client service, innovative technology, unique IP, global network, prestigious clientele, strong specialty practices and high-caliber colleagues are recognized worldwide. We also believe our long-term incentive compensation arrangements and other executive benefits distinguish us from most of our competitors and are essential in attracting and retaining our top consultants.

4. **Professional Search & Interim** delivers enterprise talent acquisition solutions for professional level middle and upper management. The Company helps clients source high-quality candidates at speed and scale globally, covering single-hire to multi-hire permanent placements and interim contractors (that are focused on senior executive, information technology ("IT"), Finance & Accounting and HR roles). During fiscal 2023, we acquired Infinity Consulting Solutions, a provider of IT interim talent. We also acquired Salo LLC, a provider of finance, accounting and HR interim talent.

Summary of financial fiscal 2023 highlights:

- Fee revenue was $503.4 million, an increase of 69% compared to fiscal 2022, representing 18% of total fee revenue.

- Average bill rates increased by 26% to $115 per hour in the last quarter of fiscal 2023 from $91 per hour as of January 31, 2022, which was the quarter we acquired our first interim business. Average bill rates represent fee revenue from interim services divided by the number of hours worked by consultants providing those services.

- Adjusted EBITDA and Adjusted EBITDA margin were $110.9 million and 22.0%, respectively.

Client Base—During fiscal 2023, the Professional Search & Interim segment partnered with more than 4,000 clients across the globe, and 32% of Professional Search & Interim's fiscal 2023 fee revenue was referred from Korn Ferry's other lines of business.



Competition—We primarily compete for Professional Search & Interim business with regional contingency and large national retained recruitment firms such as Robert Half, Michael Page, Harvey Nash, Robert Walters and BTG. We believe our competitive advantage is distinct. We are strategic, collaborating with clients to hire best-fit candidates using our assessment IP, proprietary technology and professional recruiters. Our Talent Delivery Centers provide our teams with increased scalability, multilingual capabilities, global reach and functional specialization. We also work under the One Korn Ferry umbrella to help clients plan for their broader talent acquisition needs as part of their business strategy planning.

5. **RPO** offers scalable recruitment outsourcing solutions leveraging customized technology and talent insights. The Company's scalable solutions, built on science and powered by best-in-class technology and consulting expertise, enable the Company to act as a strategic partner in clients' quest for superior recruitment outcomes and better candidate fit.

    Summary of financial fiscal 2023 highlights:

    •   Fee revenue was $424.6 million, an increase of 8% compared to fiscal 2022, representing 15% of total fee revenue.

    •   Adjusted EBITDA and Adjusted EBITDA margin were $52.6 million and 12.4%, respectively.

    Client Base—During fiscal 2023, the RPO segment partnered with more than 300 clients across the globe, and 54% of RPO fiscal 2023 fee revenue was referred from Korn Ferry's other lines of business.

    Competition—We primarily compete for RPO business with other global RPO providers such as Cielo, Alexander Mann Solutions, IBM, Allegis, Kelly Services and Randstad.

Finally, our corporate center manages finance, legal, technology/IT, HR, marketing, and our research arm, the Korn Ferry Institute.

We help clients in four geographic markets: North America, Latin America, EMEA, and APAC. Our geographic markets bring together capabilities from across the organization—infusing industry and functional expertise and skills—to deliver value to our partners.

We operate in 108 offices in 53 countries, helping us deliver our solutions globally, wherever our clients do business. We continue our commitment to diversity and inclusion, hiring, promoting, and extending opportunities to women and underrepresented groups. As of April 30, 2023, 70% of our workforce in the U.S. is female or from an underrepresented group. Broken down further, 62% of our workforce in the U.S. is female, and 64% of our global workforce is female. Our global age demographic is 53% Millennials (ages 26-41) and 8% Gen Z/Centennials (ages 25 and below). As of April 30, 2023, we had 10,697 full-time employees:

	Consultants and execution staff[1]	Support staff[2]	Total employees
Consulting	1,853	363	2,216
Digital	347	1,077	1,424
Executive Search	602	1,218	1,820
Professional Search & Interim	498	591	1,089
RPO	180	3,750	3,930
Corporate	—	218	218
Total	**3,480**	**7,217**	**10,697**

[1] Consultants and execution staff, primarily responsible for originating client services
[2] Support staff includes associates, researchers, administrative, and support staff

Business Challenges We Solve

Our judgment and expertise have been built from decades of experience and insight into the business challenges companies are grappling with across industries. We work to understand the relevant macro trends impacting society and the future of work. After the reopening that followed the global pandemic, it is evident that the world of work has permanently changed and with the emergence of technologies like artificial intelligence ("AI"), the evolution continues. We support our clients amid a time of enormous transition and change, with these specific business challenges:

•   **Transforming** businesses while delivering robust performance.

•   **Solving** leadership challenges arising from the new landscape of hybrid and remote working.

•   **Delivering** for people, planet, and profit, and assisting with ESG and other corporate strategic initiatives.



- **Finding** the right talent in a dynamic and dislocated labor market.

- **Engaging** and motivating employees so companies can retain and reward their talent.

- **Supporting** the work-scape transition from a place of work to collaboration spaces.

- **Building** work environments that are inclusive and free from bias.

- **Engaging and Reward** to retain top talent.

Our Proprietary Data

We manage and leverage more than six billion data points, including:

- Over 98 million assessments.

- Engagement data on approximately 33 million employees.

And we hold:

- Rewards data on more than 30 million people covering some 30,000 organizations.

- More than 10,000 individual success profiles covering over 30,000 job titles.

- Organizational benchmark data on more than 12,000 entities.

- Culture surveys on approximately 600 entities and 7.2 million respondents.

- Pay policy and practice data on more than 150 countries.

Innovation & Intellectual Property

Korn Ferry is dedicated to developing leading-edge services and leveraging innovation. We have made investments in technology, learning platforms, virtual coaching, individual learning journeys, data insights, and intellectual property that permeates all our solutions. With these investments, we are transforming how clients address their talent management needs. We have evolved from a mono-line business to a multi-faceted consultancy, giving our consultants more opportunities to engage with clients. The expansion of our business into larger markets offers higher growth potential and more durable and visible revenue streams.

The Korn Ferry Institute

The Korn Ferry Institute is our research and analytics arm. The Korn Ferry Institute develops robust research, innovative IP, and advanced analytics to enable Korn Ferry employees to partner with people and organizations to activate their potential and succeed.

We have built the Korn Ferry Institute on three core pillars:

1. **Robust Research and Thought Leadership to anticipate and innovate**: We explore trends and define leadership and human and organizational performance for a fast-changing economy. Some project examples from fiscal 2023 include research around:

   - Purpose

   - ESG

   - Neuroscience

   - Gen Z

2. **Differentiated IP development supported by leading-edge science and enablement**: We develop and measure what is required for success at work in the new economy. Examples from fiscal 2023 include IP around:

   - Inclusive Language and Leadership

   - Learning Agility

   - Career Mobility

   - Assessments and Interactive Feedback

3. **Client Advanced Analytics and Data Management to generate insights:** We integrate and build upon our datasets and external data using advanced modeling and AI. This allows us to produce predictive insights and deliver demonstrable client impact. During fiscal 2023, we supported the following:

   - On-demand Assessment Analytics



- Demographics and Job Factors

- Psychometrics

In the fiscal year ahead, we intend to continue innovating to drive even greater business and societal impact to:

- Provide research and modeling on the future of work, our solution areas, and industries to support growth and help our science, research and IP remain innovative and relevant.

- Innovate and refine knowledge to strengthen IP, educate colleagues, expand analytics capabilities, and maximize impact across solutions and markets.

Global Delivery Capability

We believe a key differentiator for us is our global delivery capability. This allows us to support the varied parts of our business to give clients value-added services and solutions across the globe. We believe we can bring the right people from anywhere in the world to our clients at the right time both in physical and virtual working environments, which is a capability that is particularly crucial as business needs and conditions continue to change rapidly.

Competition

Korn Ferry operates in a rapidly changing global marketplace with a diverse range of organizations that offer services and solutions like those we offer. However, we believe no other company provides the same full range of services, uniquely positioning us for success in this highly fragmented, talent management landscape.

<u>**Our Market and Approach**</u>

Industry Recognition

Our company culture and excellent work within the industry are widely recognized. Some highlights from fiscal 2023 include global industry awards and accolades in recognition of performance and achievements:

- Named America's Number One Executive Recruiter Firm 2023, Forbes

- Named among the top 20 on Training Industries' 2023 Top Sales Training & Enablement Companies

- Named in America's Best Management Consulting Firms list in 2023, Forbes

- Leader level Carbon Disclosure Project ("CDP") Rating for 2022 response to climate change questionnaire

- Gold Medal for Sustainability rating from EcoVadis 2022

- Gold HIRE Vets Medallion Award 2022, US Department of Labor

- Recognized by Seramount (formerly Working Mother Media) in the best Companies for Parents list 2022, in the Best Companies for Dads list 2022, and as a Top Company in the Executive Women list 2022

- Top Global RPO Provider, RPO Baker's Dozen List 2022, HRO Today

- Recognized as a Leader in Recruitment Process Outsourcing in Everest Group's PEAK Matrix Assessment 2022

Our Go-To-Market Approach

Our go-to-market strategy brings together Korn Ferry's core solutions to drive more integrated, scalable client relationships. Our goal is to drive topline synergies by increasing growth in the crossline of business referrals. This has been successful as during fiscal 2023, approximately 80% of revenue came from clients using multiple lines of our business, consistent with fiscal 2022.

We intend to continue evolving integrated solutions along industry lines to drive cross-geography and cross-solution referrals. Our Marquee and Regional Accounts program is a pillar of our growth strategy, which now comprises more than one-third of our revenue, yet only 2% of our clients. Its success has been realized by using our own IP and by following a disciplined approach to account planning and management with the addition of Global Account Leaders, resulting in more enduring relationships with clients. We believe building long-term client relationships of scale delivers less cyclical, more resilient revenue and new business through structured, programmatic account planning and strategic investments in account management talent.

Elevating our Brand

Collaboration between sales, marketing, research and business teams has enabled wider recognition for Korn Ferry in the market and a deeper connection with our customers through our thought leadership and the sharing of timely, news-driven content designed to inspire and challenge conventional points of view around workplace topics.



The provocation we put out into the world is to *Be More Than*. *Be More Than* is about identifying and unleashing potential. Bring the right opportunity, to the right person, at the right time and it will change their world. Get people focused, aligned, believing and working together and it can change the world.

The principles behind *Be More Than* guide our thinking and behavior and represent our commitment to our clients and to each other. We help unleash potential in people to enable thriving, high-performing teams that collectively power sustainable growth and transform businesses.

Our People

Culture and Workforce

Our culture has evolved tremendously over the years with a team spirit of working together across different offices, regions, and practices. We strive to foster a supportive, respectful culture where everyone feels valued for their contribution, can do their best work and exceed their potential. Our approach to talent acquisition, development, recognition, engagement and benefits are designed to support this approach. Our priority is to hire without bias and provide under-represented talent with equal opportunity across the firm. We work hard to build an environment of recognition by acknowledging others and appreciating their contributions and achievements. Our global talent promotion process recognizes colleagues for exceptional dedication and service to clients, embracing our firm's purpose and values, outstanding collaboration and stretching to meet expectations. We believe diversity drives innovation and connects us to our customers and communities. We are committed to building strong teams of people with diverse experiences, backgrounds, and perspectives.

Our Beliefs and Behaviors

Our culture starts with our values of *Inclusion, Honesty, Knowledge, and Performance*. Our values set the standard for what we expect of all our people. They also reflect the experience we want our clients to have when they work with us. We seek to embrace people with different points of view. We actively help our colleagues grow and develop with mentoring and support. We strive to learn, grow, to be better today than we were yesterday, and always do our best for our clients, colleagues, and shareholders.

As a global corporation, our commitment is to act ethically, which begins with each of us. This thinking is embedded in our core values and guides how we work together and with others. We strongly believe in a radically human approach, striving for empathy, honesty and authenticity across our interactions.

Developing and Rewarding Our People

We focus on making Korn Ferry a firm that energizes, develops, rewards and empowers people to pursue their passions and help our business succeed. Our global talent promotion process recognizes colleagues for exceptional dedication and service to clients. We run promotion cycles twice a year to allow us to appreciate the contribution of colleagues more frequently. In fiscal 2023, we promoted over 1,200 people in our five lines of business and Corporate.

We offer competitive benefits across the globe customized to each country we operate in based on market prevalence and cultural relevance. The Korn Ferry Cares benefits strategy focuses on keeping our colleagues and their families healthy – physically, emotionally, financially, and socially. Our progressive benefit offerings in the U.S. helped us earn top recognitions by Seramount (formerly Working Mother Media) as the best company for Parents 2022, Top Company for Dads 2022, Top Company for Female Professionals 2022, and as one of the Human Rights Campaign's Best Places to Work for LGBTQ Equality 2022.

We believe in teaching and mentoring to support our colleagues' career growth and success. These efforts have fostered stability and expertise in our workforce. Development happens broadly throughout the organization, from our formal mentoring program to direct training on our learning management platform, iAcademy. We also champion a range of career and leadership programs, such as our Mosaic program for diverse high-potentials, Leadership U for Korn Ferry, and Leadership U PLUS for Korn Ferry colleagues, an internal leadership development program. We use our Korn Ferry Advance platform, used externally by clients for career coaching and career development, as an internal development program platform.

We run a global colleague advisory council that offers feedback to senior leadership on the colleague experience within Korn Ferry. Also, our internal employee engagement program, the Korn Ferry Founder Awards, recognizes and celebrates exceptional performance.

Employee Well-being

The well-being of our employees is a focus. We run a series of initiatives to support employee well-being and instill an organizational culture of health, including an Employee Assistance program, mental health awareness campaigns, well-being webinars, flexible work schedules and parental support for distance learning.

Our employee safety

We are committed to creating a place where people can be successful professionally and personally. In response to the pandemic, we developed and implemented new practices designed to prioritize the health and safety of our employees and clients.



Available Information

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (the "SEC"), according to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our reports, proxy statements, and other documents filed electronically with the SEC are available at the website maintained by the SEC at https://www.sec.gov.

We also make available, free of charge on the Investor Relations portion of our website at http://ir.kornferry.com, those annual, quarterly, and current reports, and, if applicable, amendments to those reports, filed or furnished under Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such reports with, or furnish them to, the SEC at www.sec.gov.

Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and the charters of the Audit Committee, Compensation and Personnel Committee, and Nominating and Corporate Governance Committee of our Board of Directors are also posted on the Investor Relations portion of our website at http://ir.kornferry.com. Stockholders may request copies of these documents by writing to our Corporate Secretary at 1900 Avenue of the Stars, Suite 1500, Los Angeles, California 90067.

In addition, we make available on the Investor Relations portion of our website at http://ir.kornferry.com press releases and related earnings presentations and other essential information, which we encourage you to review.

Item 1A. *Risk Factors*

The discussion below describes the material factors, events, and uncertainties that make an investment in our securities risky, and these risk factors should be considered carefully together with all other information in this Annual Report, including the financial statements and notes thereto. It does not address all of the risks that we face, and additional risks not presently known to us or that we currently deem immaterial may also arise and impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by the occurrence of any of these risks.

Risks Related to Our Business

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

Should we experience a disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, security breach, power loss, telecommunications failure or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel, our office facilities, and the proper functioning of our computer, telecommunication and other related systems and operations. In such an event, we could experience near-term operational challenges with regard to particular areas of our operations. In particular, our ability to recover from any disaster or other business continuity problem will depend on our ability to protect our technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. For example, much of our corporate staff are based in California, which has a high level of risk from wildfires and earthquakes. The impacts of climate change present notable risks, including damage to assets and technology caused by extreme weather events linked to climate change and may otherwise heighten or exacerbate the occurrence of such weather events. We could potentially lose client data or experience material adverse interruptions to our operations or delivery of services to our clients in a disaster. A disaster on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover should we experience a disaster, pandemic or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships or legal liability.

We are limited in our ability to recruit candidates from certain of our clients due to off-limit agreements with those clients and for client relation and marketing purposes. Such limitations could harm our business.

Either by agreement with clients, or for client relations or marketing purposes, we are required to or elect to refrain from, for a specified period of time, recruiting candidates from a client when conducting searches on behalf of other clients. These off-limit agreements can cause us to lose search opportunities to our competition. The duration and scope of the off-limit agreement, including whether it covers all operations of the client and its affiliates or only certain divisions of a client, generally are subject to negotiation or internal policies and may depend on factors such as the scope, size and complexity of the client's business, the length of the client relationship and the frequency with which we have been engaged to perform executive and professional searches for the client. We cannot ensure that off-limit agreements will not impede our growth or our ability to attract and serve new clients, or otherwise harm our business.

We face significant competition. Competition in our industries could result in lost market share, reduced demand for our services, and/or require us to charge lower prices for our services, which could adversely affect our operating results and future growth.

We continue to face significant competition to each of our services and product offerings. The human resource consulting market has been traditionally fragmented and a number of large consulting firms, such as McKinsey, Willis Towers Watson and Deloitte have built businesses in human resource consulting to serve these needs. Our consulting business line has and



continues to face competition from human resource consulting businesses. Many of these competitors are significantly larger than Korn Ferry and have considerable resources at their disposal, allowing for potentially significant investment to grow their human resource consulting business. Digital products in the human resource market have been traditionally fragmented and a number of firms such as AON, Mercer, Willis Towers Watson, SHL, Fuel 50, SkillSoft, Criteria, Predictive Index, Prevue Hire and Textio offer competitive products. Competitors in the digital marketplace are a combination of large, well-capitalized firms and niche players who have received multiple rounds of private financing. Increased competition, whether as a result of professional and social networking website providers, traditional executive search firms, sole proprietors and in-house human resource professionals (as noted above) or larger consulting firms building human resources consulting businesses, may lead to pricing pressures that could negatively impact our business. For example, increased competition could require us to charge lower prices, and/or cause us to lose market share, each of which could reduce our fee revenue.

Our executive search services face competition from both traditional and non-traditional competitors that provide job placement services, including other large global executive search firms, smaller specialty firms and web-based firms. We also face increased competition from sole proprietors and in-house human resource professionals whose ability to provide job placement services has been enhanced by professional profiles made available on the internet and enhanced social media-based search tools. The continued growth of the shared economy and related freelancing platform sites may also negatively impact demand for our services by allowing employers seeking services to connect with employees in real time and without any significant cost. Traditional executive search competitors include Egon Zehnder, Heidrick & Struggles International, Inc., Russell Reynolds Associates and Spencer Stuart. In each of our markets, one or more of our competitors may possess greater resources, greater name recognition, lower overhead or other costs and longer operating histories than we do, which may give them an advantage in obtaining future clients, capitalizing on new technology and attracting qualified professionals in these markets. Additionally, specialty firms can focus on regional or functional markets or on particular industries and executive search firms that have a smaller client base are subject to fewer off-limits arrangements. There are no extensive barriers to entry into the executive search industry and new recruiting firms continue to enter the market.

We believe the continuing development and increased availability of information technology will continue to attract new competitors, especially web-enabled professional and social networking website providers, and these providers may be facilitating a company's ability to insource their recruiting capabilities. Competitors in these fields include SmashFly, iCIMS, Yello, Indeed, Google for Jobs and Jobvite. As these providers continue to evolve, they may develop offerings similar to or more expansive than ours, thereby increasing competition for our services or more broadly causing disruption in the executive search industry. Further, as technology continues to develop and the shared economy continues to grow, we expect that the use of freelancing platform sites will become more prevalent. As a result, companies may turn to such sites for their talent needs, which could negatively impact demand for the services we offer.

Our RPO services primarily compete for business with other RPO providers such as Cielo, Alexander Mann Solutions, IBM, Allegis, Kelly Services and Randstad while Professional Search & Interim services compete for mid-level professional search assignments with regional contingency recruitment firms and large national retained recruitment firms such as Robert Half, Michael Page, Harvey Nash, Robert Walters, TekSystems and BTG. In addition, some organizations have developed or may develop internal solutions to address talent acquisition that may be competitive with our solutions. This is a highly competitive and developing industry with numerous specialists. To compete successfully and achieve our growth targets for our talent acquisition business, we must continue to support and develop assessment and analytics solutions, maintain and grow our proprietary database, deliver demonstrable return on investment to clients, support our products and services globally, and continue to provide consulting and training to support our assessment products. Our failure to compete effectively could adversely affect our operating results and future growth.

Failure to attract and retain qualified and experienced consultants could result in a loss of clients which in turn could cause a decline in our revenue and harm to our business.

We compete with other executive, professional search and interim and consulting firms for qualified and experienced consultants. These other firms may be able to offer greater bonuses, incentives or compensation and benefits or more attractive lifestyle choices, career paths, office cultures, or geographic locations than we do. Competition for these consultants typically increases during periods of wage inflation, labor constraints, and/or low unemployment, such as the environment experienced in calendar year 2022, and can result in material increases to our costs and stock usage under authorized employee stock plans, among other impacts.

Attracting and retaining consultants in our industry is particularly important because, generally, a small number of consultants have primary responsibility for a client relationship. Because client responsibility is so concentrated, the loss of key consultants may lead to the loss of client relationships. In fiscal 2023, our top six consultants (Executive Search and Consulting) generated business equal to approximately 2% of our total fee revenues. Furthermore, our top ten consultants (Executive Search and Consulting) generated business equal to approximately 6% of our total fee revenues. This risk is heightened due to the general portability of a consultant's business: consultants have in the past, and will in the future, terminate their employment with our Company. Any decrease in the quality of our reputation, reduction in our compensation levels relative to our peers or modifications of our compensation program, whether as a result of insufficient revenue, a decline in the market price of our common stock or for any other reason, could impair our ability to retain existing consultants or attract additional qualified consultants with the requisite experience, skills and established client relationships. Our failure



to retain our most productive consultants, whether in Executive Search, Consulting, Digital, Professional Search & Interim or RPO, or maintain the quality of service to which our clients are accustomed, as well as the ability of a departing consultant to move business to his or her new employer, could result in a loss of clients, which could in turn cause our fee revenue to decline and our business to be harmed. We may also lose clients if the departing consultant has widespread name recognition or a reputation as a specialist in his or her line of business in a specific industry or management function. We could also lose additional consultants if they choose to join the departing consultant at another executive search or consulting firm. Failing to limit departing consultants from moving business or recruiting our consultants to a competitor could adversely affect our business, financial condition and results of operations.

We are working to advance culture change through the continued implementation of diversity, equity and inclusion ("DE&I") initiatives throughout our organization and the shift to a hybrid work environment. If we do not or are perceived not to successfully implement these initiatives, our ability to recruit, attract and retain talent may be adversely impacted and shifts in perspective and expectations about social issues and priorities surrounding DE&I may occur at a faster pace than we are capable of managing effectively. If we are unable to identify, attract and retain sufficient talent in key positions, it may prevent us from achieving our strategic vision, disrupt our business, impact revenues, increase costs, damage employee morale and affect the quality and continuity of client service. In addition, risks associated with our recent reduction in headcount may be exacerbated if we are unable to retain qualified personnel.

We are highly dependent on the continued services of our small team of executives.

We are dependent upon the efforts and services of our relatively small executive team. The loss for any reason, including retirement of any one of our key executives, could have an adverse effect on our operations and our plans for executive succession may not sufficiently mitigate such losses.

Failing to maintain our professional reputation and the goodwill associated with our brand name could seriously harm our business.

We depend on our overall reputation and brand name recognition to secure new engagements and to hire qualified professionals. Our success also depends on the individual reputations of our professionals. We obtain a majority of our new engagements from existing clients or from referrals by those clients. Any client who is dissatisfied with our services can adversely affect our ability to secure new engagements. If any factor, including poor performance or negative publicity, whether or not true, hurts our reputation, we may experience difficulties in competing successfully for both new engagements and qualified consultants, which could seriously harm our business.

As we develop new services, clients and practices, enter new lines of business, and focus more of our business on providing a full range of client solutions, the demands on our business and our operating and legal risks may increase.

As part of our corporate strategy, we are attempting to leverage our research and consulting services to sell a full range of services across the life cycle of a policy, program, project or initiative, and we are regularly searching for ways to provide new services to clients, such as our recent entry into the Interim business and strategic acquisitions. This strategy, even if effectively executed, may prove insufficient in light of changes in market conditions, workforce trends, technology, competitive pressures or other external factors. In addition, we plan to extend our services to new clients and into new lines of business and geographic locations. As we focus on developing new services, clients, practice areas and lines of business; open new offices; acquire or dispose of business; and engage in business in new geographic locations, our operations are exposed to additional as well as enhanced risks.

In particular, our growth efforts place substantial additional demands on our management and staff, as well as on our information, financial, administrative and operational systems. We may not be able to manage these demands successfully. Growth may require increased recruiting efforts, opening new offices, increased business development, selling, marketing and other actions that are expensive and entail increased risk. We may need to invest more in our people and systems, controls, compliance efforts, policies and procedures than we anticipate. Therefore, even if we do grow, the demands on our people and systems, controls, compliance efforts, policies and procedures may exceed the benefits of such growth, and our operating results may suffer, at least in the short-term, and perhaps in the long-term.

Efforts involving a different focus and/or new services, clients, practice areas, lines of business, offices and geographic locations entail inherent risks associated with our inexperience and competition from mature participants in those areas. Our inexperience may result in costly decisions that could harm our profit and operating results. In particular, new or improved services often relate to the development, implementation and improvement of critical infrastructure or operating systems that our clients may view as "mission critical," and if we fail to satisfy the needs of our clients in providing these services, our clients could incur significant costs and losses for which they could seek compensation from us. As our business continues to evolve and we provide a wider range of services, we will become increasingly dependent upon our employees, particularly those operating in business environments less familiar to us. Failure to identify, hire, train and retain talented employees who share our values could have a negative effect on our reputation and our business.



We are subject to potential legal liability from clients, employees, candidates for employment, stockholders and others. Insurance coverage may not be available to cover all of our potential liability and available coverage may not be sufficient to cover all claims that we may incur.

We are exposed to potential claims with respect to the executive search process and our consulting services, among numerous other matters. For example, a client could assert a claim for matters such as breach of an off-limit agreement or recommending a candidate who subsequently proves to be unsuitable for the position filled. Further, the current employer of a candidate whom we placed could file a claim against us alleging interference with an employment contract; a candidate could assert an action against us for failure to maintain the confidentiality of the candidate's employment search; and a candidate or employee could assert an action against us for alleged discrimination, violations of labor and employment law or other matters. Also, in various countries, we are subject to data protection, employment and other laws impacting the processing of candidate information and other regulatory requirements that could give rise to liabilities/claims. Client dissatisfaction with the consulting services provided by our consultants may also lead to claims against us.

Additionally, as part of our consulting services, we often send a team of leadership consultants to our clients' workplaces. Such consultants generally have access to client information systems and confidential information. An inherent risk of such activity includes possible claims of misuse or misappropriation of client IP, confidential information, funds or other property, as well as harassment, criminal activity, torts, or other claims. Such claims may result in negative publicity, injunctive relief, criminal investigations and/or charges, payment by us of monetary damages or fines, or other material adverse effects on our business.

From time to time, we may also be subject to legal actions or claims brought by our stockholders, including securities, derivative and class actions, for a variety of matters related to our operations, such as significant business transactions, cybersecurity incidents, volatility in our stock, and our responses to stockholder activism, among others. Such actions or claims and their resolution may result in defense costs, as well as settlements, fines or judgments against us, some of which are not, or cannot be, covered by insurance. The payment of any such costs, settlements, fines or judgments that are not insured could have a material adverse effect on our business. In addition, such matters may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and expose us to increased risks that would be uninsured.

We cannot ensure that our insurance will cover all claims or that insurance coverage will be available at economically acceptable rates. Our ability to obtain insurance, its coverage levels, deductibles and premiums, are all dependent on market factors, our loss history and insurers' perception of our overall risk profile. Our insurance may also require us to meet a deductible. Significant uninsured liabilities could have a material adverse effect on our business, financial condition and results of operations.

We are subject to numerous and varied government regulations across the jurisdictions in which we operate.

Our business is subject to various federal, state, local, and foreign laws and regulations that are complex, change frequently and may become more stringent over time. Future legislation, regulatory changes or policy shifts under the current U.S. administration or other governments could impact our business. Our failure to comply with applicable laws and regulations could restrict our ability to provide certain services or result in the imposition of fines and penalties, substantial regulatory and compliance costs, litigation expense, adverse publicity, and loss of revenue. We incur, and expect to continue to incur, significant expenses in our attempt to comply with these laws, and our businesses are also subject to an increasing degree of compliance oversight by regulators and by our clients. In addition, our Digital services and increasing use of technology in our business expose us to data privacy and cybersecurity laws and regulations that vary and are evolving across jurisdictions. These and other laws and regulations, as well as laws and regulations in the various states or in other countries, could limit our ability to pursue business opportunities we might otherwise consider engaging in, impose additional costs or restrictions on us, result in significant loss of revenue, impact the value of assets we hold, or otherwise significantly adversely affect our business. Any failure by us to comply with applicable laws or regulations could also result in significant liability to us from private legal actions, or may result in the cessation of our operations or portions of our operations or impositions of fines and restrictions on our ability to carry on or expand our operations. Our operations could also be negatively affected by changes to laws and regulations and enhanced regulatory oversight of our clients and us. These changes may compel us to change our prices, may restrict our ability to implement price increases, and may limit the manner in which we conduct our business or otherwise may have a negative impact on our ability to generate revenues, earnings, and cash flows. If we are unable to adapt our products and services to conform to the new laws and regulations, or if these laws and regulations have a negative impact on our clients, we may experience client losses or increased operating costs, and our business and results of operations could be negatively affected.

Our business and operations are impacted by developing laws and regulations, as well as evolving investor and customer expectations with regard to, corporate responsibility matters and reporting, which expose us to numerous risks.

We are subject to evolving local, state, federal and/or international laws, regulations, and expectations regarding corporate responsibility matters, including sustainability, the environment, climate change, human capital management, DE&I, procurement, philanthropy, data privacy and cybersecurity, human rights, business risks and opportunities, including shifts in market preferences for reporting, more sustainable or socially responsible products and services, and other actions. These



requirements, expectations, and/or frameworks, which can include assessment and ratings published by third-party firms, are not synchronized and vary by stakeholder, industry, and geography; as a result, they may: increase the time and cost of our efforts to monitor and comply with those obligations; limit the extent, frequency, and modality with which our consultants travel; impact our business opportunities, supplier choices and reputation; and expose us to heightened scrutiny, liability, and risks that could negatively affect us. We report on our aspirations, targets, and initiatives related to corporate responsibility matters (both directly and in response to third-party inquiries). These efforts have also, and may in the future include, reporting intended to address certain third-party frameworks, such as the recommendations of the Sustainability Accounting Standards Board, the Task Force for Climate-Related Financial Disclosures and other standards or material assessments related to corporate responsibility matters. Our ability to achieve our corporate responsibility aspirations which may change or to meet these evolving expectations is not guaranteed and is subject to numerous risks, including the existence, cost, and availability of certain technology, methodologies, and processes, the acquisition and integration of new entities, and trends in demand. Failing to accurately report, progress on, or meet any such aspirations or expectations (including a perceived failure to do so) on a timely basis or at all could negatively affect our business, growth, results of operations, and reputation. Meeting or exceeding such aspirations or expectations also may not result in the benefits initially anticipated.

Within our own operations, we face additional costs: from rising energy costs, which make it more expensive to power our corporate offices; and efforts to mitigate or reduce our operations' impacts from or on the environment, such as a shift to cloud technology or a leasing preference for buildings that are LEED-certified. We have also developed and offer corporate responsibility services and products designed to address customer demand for human capital management, DE&I, and sustainability matters within their own organizations and workforce, the success of which depends on many factors and may not be fully realized.

Risks Related to Our Profitability

We may not be able to align our cost structure with our revenue level, which in turn may require additional financing in the future that may not be available at all or may be available only on unfavorable terms.

Our efforts to align our cost structure with the current realities of our markets may not be successful. When actual or projected fee revenues are negatively impacted by weakening customer demand, we have and may again find it necessary to take cost cutting measures so that we can minimize the impact on our profitability, such as the restructuring recently initiated in the second half of fiscal 2023. Failing to maintain a balance between our cost structure and our revenue could adversely affect our business, financial condition, and results of operations and lead to negative cash flows, which in turn might require us to obtain additional financing to meet our capital needs. If we are unable to secure such additional financing on favorable terms, or at all, our ability to fund our operations could be impaired, which could have a material adverse effect on our results of operations.

Our financial results could suffer if we are unable to achieve or maintain adequate utilization and suitable billing rates for our consultants.

Our profitability depends, to a large extent, on the utilization and billing rates of our professionals. Utilization of our professionals is affected by a number of factors, including: the number and size of client engagements; the timing of the commencement, completion and termination of engagements (for example, the commencement or termination of multiple RPO engagements could have a significant impact on our business, including significant fluctuations in our fee revenue, since these types of engagements are generally larger, in terms of both staffing and fee revenue generated, than our other engagements); our ability to transition our consultants efficiently from completed engagements to new engagements; the hiring of additional consultants because there is generally a transition period for new consultants that results in a temporary drop in our utilization rate; unanticipated changes in the scope of client engagements; our ability to forecast demand for our services and thereby maintain an appropriate level of consultants; and conditions affecting the industries in which we practice, as well as general economic conditions.

The billing rates of our consultants that we are able to charge are also affected by a number of factors, including: our clients' perception of our ability to add value through our services; the market demand for the services we provide, which may vary globally or within particular industries that we serve; an increase in the number of clients in the government sector in the industries we serve; the introduction of new services by us or our competitors; our competition and the pricing policies of our competitors; and current economic conditions.

If we are unable to achieve and maintain adequate overall utilization, as well as maintain or increase the billing rates for our consultants, our financial results could materially suffer. In addition, our consultants oftentimes perform services at the physical locations of our clients. Natural disasters, pandemics, disruptions to travel and transportation or problems with communications systems negatively impact our ability to perform services for, and interact with, our clients at their physical locations, which could have an adverse effect on our business and results of operations.

The profitability of our fixed-fee engagements with clients may not meet our expectations if we underestimate the cost of these engagements when pricing them.

When making proposals for fixed-fee engagements, we estimate the costs and timing for completing the engagements and these estimates may not be accurate. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-fee engagements, including delays caused by factors outside our control, could make these contracts



less profitable or unprofitable, which would have an adverse effect on our profit margin. Clients may also delay or cancel engagements, which could cause expected revenues to be realized at a later time or not at all. For the years ended 2023, 2022, and 2021, fixed-fee engagements represented 23%, 22%, and 26% of our revenues, respectively.

Inflationary pressure has and may continue to adversely impact our profitability.

Demand for our services is affected by global economic conditions and the general level of economic activity in the geographic regions in which we operate. During periods of slowed economic activity, many companies hire fewer permanent employees, and our business, financial condition and results of operations may be adversely affected. If unfavorable changes in regional or global economic conditions occur, our business, financial condition and results of operations could suffer. Accelerated and pronounced economic pressures, such as the recent inflationary cost pressures and rise in interest rates, as well as geopolitical uncertainty, has and may continue to negatively impact our expense base by increasing our operating costs, including labor, borrowing, and other costs of doing business. Continued inflationary pressures may result in increases in operating costs that we may not be able to fully offset by raising prices for our services because if we do our clients may choose to reduce their business with us, which may reduce our operating margin.

Risks Related to Accounting and Taxation

Foreign currency exchange rate risks affect our results of operations.

A material portion of our revenue and expenses are generated by our operations in foreign countries, and we expect that our foreign operations will account for a material portion of our revenue and expenses in the future. Most of our international expenses and revenue are denominated in foreign currencies. As a result, our financial results are affected by changes in foreign currency exchange rates or weak economic conditions in foreign markets in which we have operations, among other factors. Fluctuations in the value of those currencies in relation to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Such variations expose us to both adverse as well as beneficial movements in currency exchange rates. Given the volatility of exchange rates, we are not always able to manage effectively our currency translation or transaction risks, which has and may continue to adversely affect our financial condition and results of operations.

We have deferred tax assets that we may not be able to use under certain circumstances.

If we are unable to generate sufficient future taxable income in certain jurisdictions, or if there is a significant change in the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowances against our deferred tax assets. This would result in an increase in our effective tax rate, and an adverse effect on our future operating results. In addition, changes in statutory tax rates may also change our deferred tax assets or liability balances, with either a favorable or unfavorable impact on our effective tax rate. Our deferred tax assets may also be impacted by new legislation or regulation.

Risks Related to Our Financing/Indebtedness

Our level indebtedness could adversely affect our financial condition, our ability to operate our business, react to changes in the economy or our industry, prevent us from fulfilling our obligations under our indebtedness and could divert our cash flow from operations for debt payments.

As of April 30, 2023, we had approximately $400.0 million in total indebtedness outstanding, $645.4 million of availability under our $650.0 million five-year senior secured revolving credit facility (the "Revolver") and $500 million of availability under our $500.0 million five-year senior secured delayed draw term loan facility that expired on June 24, 2023 ("Delayed Draw Facility"), both provided for under our Credit Agreement, as amended on June 24, 2022 (the "Amended Credit Agreement") that we entered into with a syndicate of banks and Bank of America, National Association as administrative agent. Subject to the limits contained in the Amended Credit Agreement that govern our Revolver and the indenture governing our $400.0 million principal amount of the 4.625% Senior Unsecured Notes due 2027 (the "Notes"), we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisition, or for other purposes. If we do so, the risks related to our debt could increase.

Specifically, our level of debt could have important consequences to us, including the following: it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt; our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other general corporate purposes may be impaired; requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, including the Notes, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities and other purposes; we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited; our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt and the restrictive covenants in the Amended Credit Agreement and the indenture governing our Notes; our ability to borrow additional funds or to refinance debt may be limited; and it may cause potential or existing customers to not contract with us due to concerns over our ability to meet our financial obligations, such as insuring against our professional liability risks, under such contracts.

Furthermore, our debt under our Revolver bears interest at variable rates.



Despite our indebtedness levels, we and our subsidiaries may still incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may incur substantial additional indebtedness in the future. The Amended Credit Agreement and the indenture governing our Notes contain restrictions on the incurrence of additional indebtedness, but these restrictions are subject to several qualifications and exceptions, and the indebtedness that may be incurred in compliance with these restrictions could be substantial. If we incur additional debt, the risks associated with our leverage, including those described above, would increase. Further, the restrictions in the indenture governing the Notes and the Amended Credit Agreement will not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined in such debt instruments. As of April 30, 2023, we had $645.4 million of availability to incur additional secured indebtedness under our Revolver and $500 million of availability to incur additional secured indebtedness under our Delayed Draw Facility that expired on June 24, 2023.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Interest rates fluctuate. As a result, interest rates on the Revolver or other variable rate debt offerings could be higher or lower than current levels. When interest rates increase, our debt service obligations on our variable rate indebtedness, if any, would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

We may be unable to service our indebtedness.

Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors, all of which are beyond our control, including the availability of financing in the international banking and capital markets. Lower total revenue generally will reduce our cash flow. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, to refinance our debt or to fund our other liquidity needs.

If we are unable to meet our debt service obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, which could cause us to default on our debt obligations and impair our liquidity. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Moreover, in the event of a default, the holders of our indebtedness, including the Notes, could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest, if any. The lenders under the Revolver could also elect to terminate their commitments thereunder, cease making further loans, and institute foreclosure proceedings against their collateral, and we could be forced into bankruptcy or liquidation. If we breach our covenants under the Revolver, we would be in default thereunder. The lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

The agreements governing our debt impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The Amended Credit Agreement and the indenture governing the Notes impose significant operating and financial restrictions on us. These restrictions limit our ability and the ability of our subsidiaries to, among other things: incur or guarantee additional debt or issue capital stock; pay dividends and make other distributions on, or redeem or repurchase, capital stock; make certain investments; incur certain liens; enter into transactions with affiliates; merge or consolidate; enter into agreements that restrict the ability of subsidiaries to make dividends, distributions or other payments to us or the guarantors; in the case of the indenture governing our Notes, designate restricted subsidiaries as unrestricted subsidiaries; and transfer or sell assets.

We and our subsidiaries are subject to covenants, representations and warranties in respect of the Revolver, including financial covenants as defined in the Amended Credit Agreement. See "Note 11 –Long-Term Debt" of our notes to our consolidated financial statements included in this Annual Report on Form 10-K.

As a result of these restrictions, we are limited as to how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.



A decline in our operating results or available cash could cause us to experience difficulties in complying with covenants contained in more than one agreement, which could result in our bankruptcy or liquidation.

If we sustain a decline in our operating results or available cash, we could experience difficulties in complying with the financial covenants contained in the Amended Credit Agreement. The failure to comply with such covenants could result in an event of default under the Revolver and by reason of cross-acceleration or cross-default provisions, other indebtedness may then become immediately due and payable. In addition, should an event of default occur, the lenders under our Revolver could elect to terminate their commitments thereunder, cease making loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the lenders under our Revolver to avoid being in default. If we breach our covenants under our Revolver and seek a waiver, we may not be able to obtain a waiver from the lenders thereunder. If this occurs, we would be in default under our Revolver, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

<u>*Risks Related to Technology, Cybersecurity and Intellectual Property*</u>

Technological advances may significantly disrupt the labor market and weaken demand for human capital at a rapid rate.

Our success is directly dependent on our customers' demands for talent. As technology continues to evolve, more tasks currently performed by people have been and may continue to be replaced by automation, robotics, machine learning, artificial intelligence and other technological advances outside of our control. The human resource industry has been and continues to be impacted by significant technological changes, enabling companies to offer services competitive with ours. Many of those technological changes may (i) reduce demand for our services, (ii) enable the development of competitive products or services, or (iii) enable our current customers to reduce or bypass the use of our services, particularly in lower-skill job categories. Additionally, rapid changes in AI and generative AI which involves the use of advanced algorithms and machine learning techniques to create content, generate ideas, or simulate human-like behaviors and block chain-based technology are increasing the competitiveness landscape. We may not be successful in anticipating or responding to these changes and demand for our services could be further reduced by advanced technologies being deployed by our competitors. Technological developments such as these may materially affect the cost and use of technology by our clients and demand for our services, and if we do not sufficiently invest in new technology and industry developments, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our services and solutions, our ability to generate demand for our services, attract and retain clients, and our ability to develop and achieve a competitive advantage and continue to grow could be negatively affected. If we are unable to keep pace with the industry changes this could result in an impairment of goodwill or other intangible assets and would have a negative impact on our profitability and operating results. In some cases, we depend on key vendors and partners to provide technology and other support. If these third parties fail to perform their obligations or cease to work with us, our ability to execute on our strategic initiatives could be adversely affected.

We have invested in specialized technology and other IP for which we may fail to fully recover our investment, or which may become obsolete.

We have invested in developing specialized technology and IP, including proprietary systems, processes and methodologies, such as Korn Ferry Advance and Talent Hub, that we believe provide us a competitive advantage in serving our current clients and winning new engagements. Many of our service and product offerings rely on specialized technology or IP that is subject to rapid change, and to the extent that this technology and IP is rendered obsolete and of no further use to us or our clients, our ability to continue offering these services, and grow our revenues, has been and may continue to be adversely affected. There is no assurance that we will be able to develop new, innovative or improved technology or IP or that our technology and IP will effectively compete with the IP developed by our competitors. If we are unable to develop new technology and IP or if our competitors develop better technology or IP, our revenues and results of operations could be adversely affected.

We rely heavily on our information systems, and if we lose that technology, or fail to further develop our technology, our business could be harmed.

Our success depends in large part upon our ability to store, retrieve, process, manage and protect substantial amounts of information. Our information systems are subject to the risk of failure, obsolescence and inadequacy. To achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our information systems. This may require the acquisition of equipment and software and the development of new proprietary software, either internally or through independent consultants. If we are unable to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to compete effectively, or for any reason any interruption or loss of our information processing capabilities occurs, this could harm our business, results of operations and financial condition. We cannot be sure that our current insurance against the effects of a disaster regarding our information technology or our disaster recovery procedures will continue to be available at reasonable prices, cover all our losses or compensate us for the possible loss of clients occurring during any period that we are unable to provide business services.



We are subject to risk as it relates to software that we license from third parties.

We license software from third parties, much of which is integral to our systems and our business. The licenses are generally terminable if we breach our obligations under the license agreements. If any of these relationships were terminated or if any of these parties were to cease doing business or cease to support the applications we currently utilize, we may be forced to spend significant time and money to replace the licensed software. However, we cannot assure you that the necessary replacements will be available on reasonable terms, if at all.

We are dependent on third parties for the execution of certain critical functions.

We do not maintain all of our technology infrastructure, and we have outsourced certain other critical applications or business processes to external providers, including cloud-based services. The failure or inability to perform on the part of one or more of these critical suppliers or partners have caused, and could in the future cause significant disruptions and increased costs. We are also dependent on security measures that some of our third-party vendors and customers are taking to protect their own systems and infrastructures. If our third-party vendors do not maintain adequate security measures, do not require their sub-contractors to maintain adequate security measures, do not perform as anticipated and in accordance with contractual requirements, or become targets of cyber-attacks, we may experience operational difficulties and increased costs, which could materially and adversely affect our business.

Cyber security vulnerabilities and incidents have and may again lead to the improper disclosure of information obtained from our clients, candidates and employees, which could result in liability and harm to our reputation.

We use information technology and other computer resources to carry out operational and marketing activities and to maintain our business records*. We rely on information technology systems to process, transmit, and store electronic information and to communicate among our locations around the world and with our clients, partners, and employees. The breadth and complexity of this infrastructure increases the risk of security incidents resulting in the unauthorized disclosure of sensitive or confidential information and other adverse consequences that could have a material adverse impact on our business and results of operations. Our reliance on trained professionals to configure and operate this infrastructure creates the potential for human error, leading to potential exposure of sensitive or confidential information.

Our systems and networks and the vendors who provide us services are vulnerable to incidents, including physical and electronic break-ins, attacks by hackers, computer viruses, malware, worms, router disruption, sabotage or espionage, ransomware attacks, supply chain attacks, disruptions from unauthorized access and tampering (including through social engineering such as phishing attacks), employee error and misconduct, impersonation of authorized users and coordinated denial-of-service attacks. For example, in the past we have experienced cyber security incidents resulting from unauthorized access to our systems, which to date have not had a material impact on our business or results of operations; however, there is no assurance that such impacts will not be material in the future. We expect cybersecurity incidents to continue to occur in the future.

The continued occurrence of high-profile data breaches against various entities and organizations provides evidence of an external environment that is increasingly hostile to information security. This environment demands that we regularly improve our design and coordination of security controls across our business groups and geographies in order to protect information that we develop or that is obtained from our clients, candidates and employees. Despite these efforts, given the ongoing and increasingly sophisticated attempts to access the information of entities, our security controls over this information, our training of employees, and other practices we follow have not and may not prevent the improper disclosure of such information. Our efforts and the costs incurred to bolster our security against attacks cannot provide absolute assurance that future data breaches will not occur. We depend on our overall reputation and brand name recognition to secure new engagements. Perceptions that we do not adequately protect the privacy of information could inhibit attaining new engagements, qualified consultants and could potentially damage currently existing client relationships.

Data security, data privacy and data protection laws, such as the European Union General Data Protection Regulation ("GDPR"), and other evolving regulations and cross-border data transfer restrictions, may limit the use of our services, increase our costs and adversely affect our business.

We are subject to numerous U.S. and foreign jurisdiction laws and regulations designed to protect client, colleague, supplier and company data, such as the GDPR, which requires companies to meet stringent requirements regarding the handling of personal data, including its use, protection and transfer and the ability of persons whose data is stored to correct or delete such data about themselves. Complying with the enhanced obligations imposed by the GDPR has resulted and may continue to result in additional costs to our business and has required and may further require us to amend certain of our business practices. Failure to meet the GDPR requirements could result in significant penalties, including fines up to 4% of annual worldwide revenue. The GDPR also confers a private right of action on certain individuals and associations.

Laws and regulations in this area are evolving and generally becoming more stringent. For example, the New York State Department of Financial Services has issued cybersecurity regulations that outline a variety of required security measures for protection of data. Some U.S. states, including California and Virginia, have also enacted cybersecurity laws requiring certain security measures of regulated entities that are broadly similar to GDPR requirements, such as the California Consumer Privacy Act, California Privacy Rights Act and Virginia Consumer Data Protection Act. New privacy laws in Colorado will take effect in calendar year 2023, and we expect that other states will continue to adopt legislation in this area.



As these laws continue to evolve, we may be required to make changes to our services, solutions and/or products so as to enable the Company and/or our clients to meet the new legal requirements, including by taking on more onerous obligations in our contracts, limiting our storage, transfer and processing of data and, in some cases, limiting our service and/or solution offerings in certain locations. Changes in these laws, or the interpretation and application thereof, may also increase our potential exposure through significantly higher potential penalties for non-compliance. The costs of compliance with, and other burdens imposed by, such laws and regulations and client demand in this area may limit the use of, or demand for, our services, solutions and/or products, make it more difficult and costly to meet client expectations, or lead to significant fines, penalties or liabilities for noncompliance, any of which could adversely affect our business, financial condition, and results of operations.

In addition, due to the uncertainty and potentially conflicting interpretations of these laws, it is possible that such laws and regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with applicable laws or satisfactorily protect personal information could result in governmental enforcement actions, litigation, or negative publicity, any of which could inhibit sales of our services, solutions and/or products.

Further, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. It is possible that future enactment of more restrictive laws, rules or regulations and/or future enforcement actions or investigations could have an adverse impact on us through increased costs or restrictions on our businesses and noncompliance could result in regulatory penalties and significant legal liability.

Social media platforms present risks and challenges that can cause damage to our brand and reputation.

The inappropriate and/or unauthorized use of social media platforms, including blogs, social media websites and other forms of Internet-based communications, which allow individuals access to a broad audience of consumers and other interested persons by our clients or employees could increase our costs, cause damage to our brand, lead to litigation or result in information leakage, including the improper collection and/or dissemination of personally identifiable information of candidates and clients. In addition, negative or inaccurate posts or comments about us on any social networking platforms could damage our reputation, brand image and goodwill.

Risks Related to Acquisitions

Acquisitions, or our inability to effect acquisitions, may have an adverse effect on our business.

We have completed several strategic acquisitions of businesses in the last several years, including our acquisition of The Lucas Group and Patina Solutions Group, Inc. in fiscal 2022 and Infinity Consulting Solutions and Salo LLC in fiscal 2023. Targeted acquisitions have been and continue to be part of our growth strategy, and we may in the future selectively acquire businesses that are complementary to our existing service offerings. However, we cannot be certain that we will be able to continue to identify appropriate acquisition candidates or acquire them on satisfactory terms. Our ability to consummate such acquisitions on satisfactory terms will depend on the extent to which acquisition opportunities become available; our success in bidding for the opportunities that do become available; negotiating terms that we believe are reasonable; and regulatory approval, if required.

Our ability to make strategic acquisitions may also be conditioned on our ability to fund such acquisitions through the incurrence of debt or the issuance of equity. Our Amended Credit Agreement limits us from consummating acquisitions unless we are in pro forma compliance with our financial covenants, and certain other conditions are met. If we are required to incur substantial indebtedness in connection with an acquisition, and the results of the acquisition are not favorable, the increased indebtedness could decrease the value of our equity. In addition, if we need to issue additional equity to consummate an acquisition, doing so would cause dilution to existing stockholders.

If we are unable to make strategic acquisitions, or the acquisitions we do make are not on terms favorable to us or not effected in a timely manner, it may impede the growth of our business, which could adversely impact our profitability and our stock price.

As a result of our acquisitions, we have substantial amounts of goodwill and intangible assets, and changes in business conditions could cause these assets to become impaired, requiring write-downs that would adversely affect our operating results.

All of our acquisitions have been accounted for as purchases and involved purchase prices well in excess of tangible asset values, resulting in the creation of a significant amount of goodwill and other intangible assets. As of April 30, 2023, goodwill and purchased intangibles accounted for approximately 25% and 3%, respectively, of our total assets. We review goodwill and intangible assets annually (or more frequently, if impairment indicators arise) for impairment. Future events or changes in circumstances that result in an impairment of goodwill or other intangible assets would have a negative impact on our profitability and operating results.



An impairment in the carrying value of goodwill and other intangible assets could negatively impact our consolidated results of operations and net worth.

Goodwill is initially recorded as the excess of amounts paid over the fair value of net assets acquired. While goodwill is not amortized, it is reviewed for impairment at least annually or more frequently, if impairment indicators are present. In assessing the carrying value of goodwill, we make qualitative and quantitative assumptions and estimates about revenues, operating margins, growth rates and discount rates based on our business plans, economic projections, anticipated future cash flows and marketplace data. There are inherent uncertainties related to these factors and management's judgment in applying these factors. Goodwill valuations have been calculated using an income approach based on the present value of future cash flows of each reporting unit and a market approach. We could be required to evaluate the carrying value of goodwill prior to the annual assessment if we experience unexpected, significant declines in operating results or sustained market capitalization declines. These types of events and the resulting analyses could result in goodwill impairment charges in the future and therefore impact the value of assets we hold, or otherwise significantly adversely affect our business, which could limit our financial flexibility and liquidity.

Risks Related to Global Operations

We are a cyclical company whose performance is tied to local and global economic conditions.

Demand for our services is affected by global economic conditions, including recessions, inflation, interest rates, tax rates and economic uncertainty, and the general level of economic activity in the geographic regions and industries in which we operate. When conditions in the global economy, including the credit markets, deteriorate, or economic activity slows, many companies hire fewer permanent employees and some companies, as a cost-saving measure, choose to rely on their own human resources departments rather than third-party search firms to find talent, and under these conditions, companies have cut back on human resource initiatives, all of which negatively affects our financial condition and results of operations. We also experience more competitive pricing pressure during periods of economic decline. If the geopolitical uncertainties result in a reduction in business confidence, when the national or global economy or credit market conditions in general deteriorate, the unemployment rate increases or any changes occur in U.S. trade policy (including any increases in tariffs that result in a trade war), such uncertainty or changes put negative pressure on demand for our services and our pricing, resulting in lower cash flows and a negative effect on our business, financial condition and results of operations. In addition, some of our clients experience reduced access to credit and lower revenues, resulting in their inability to meet their payment obligations to us.

We face risks associated with social and political instability, legal requirements and economic conditions in our international operations.

We operate in 53 countries and, during the year ended April 30, 2023, generated 45% of our fee revenue from operations outside of the U.S. We are exposed to the risk of changes in social, political, legal and economic conditions inherent in international operations. Examples of risks inherent in transacting business worldwide that we are exposed to include:

- changes in and compliance with applicable laws and regulatory requirements, including U.S. laws affecting the activities of U.S. companies abroad, including the Foreign Corrupt Practices Act of 1977 and sanctions programs administered by the U.S. Department of the Treasury Office of Foreign Assets Control, and similar foreign laws such as the U.K. Bribery Act, as well as the fact that many countries have legal systems, local laws and trade practices that are unsettled and evolving, and/or commercial laws that are vague and/or inconsistently applied;

- difficulties in staffing and managing global operations, which could impact our ability to maintain an effective system of internal control;

- difficulties in building and maintaining a competitive presence in existing and new markets;

- social, economic and political instability, including the repercussions of the ongoing conflict between Russia and Ukraine and the cessation of our business in Russia;

- differences in cultures and business practices;

- statutory equity requirements;

- differences in accounting and reporting requirements;

- repatriation controls;

- differences in labor and market conditions;

- potential adverse tax consequences;

- multiple regulations concerning immigration, pay rates, benefits, vacation, statutory holiday pay, workers' compensation, union membership, termination pay, the termination of employment, and other employment laws; and



- the introduction of greater uncertainty with respect to trade policies, tariffs, disputes or disruptions, the termination or suspension of treaties, boycotts and government regulation affecting trade between the U.S. and other countries.

One or more of these factors has and may in the future harm our business, financial condition or results of operations.

Risks Related to Our Dividend Policy

You may not receive the level of dividends provided for in the dividend policy our Board of Directors has adopted or any dividends at all.

We are not obligated to pay dividends on our common stock. Despite our history of paying dividends, the declaration and payment of all future dividends to holders of our common stock are subject to the discretion of our Board of Directors, which may amend, revoke or suspend our dividend policy at any time and for any reason, including earnings, capital requirements, financial conditions and other factors our Board of Directors may deem relevant. The terms of our indebtedness may also restrict us from paying cash dividends on our common stock under certain circumstances. See below "—Our ability to pay dividends is restricted by agreements governing our debt, including our Amended Credit Agreement and indenture governing our Notes, and by Delaware law."

Over time, our capital and other cash needs may change significantly from our current needs, which could affect whether we pay dividends and the level of any dividends we may pay in the future. If we were to use borrowings under our Revolver to fund our payment of dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively affect our financial condition, our results of operations, our liquidity and our ability to maintain and expand our business. Accordingly, you may not receive dividends in the intended amounts, or at all. Any reduction or elimination of dividends may negatively affect the market price of our common stock.

Our ability to pay dividends is restricted by agreements governing our debt, including our Amended Credit Agreement and indenture governing our Notes, and by Delaware law.

Both our Amended Credit Agreement and the indenture governing our Notes restrict our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," where we describe the terms of our indebtedness, including provisions limiting our ability to declare and pay dividends. As a result of such restrictions, we may be limited in our ability to pay dividends unless we redeem our Notes and amend our Amended Credit Agreement or otherwise obtain a waiver from our lenders. In addition, as a result of general economic conditions, conditions in the lending markets, the results of our business or for any other reason, we may elect or be required to amend or refinance our Revolver, at or prior to maturity, or enter into additional agreements for indebtedness. Any such amendment, refinancing or additional agreement may contain covenants that could limit in a significant manner or entirely our ability to pay dividends to you. Additionally, under the Delaware General Corporation Law ("DGCL"), our Board of Directors may not authorize payment of a dividend unless it is either paid out of surplus, as calculated in accordance with the DGCL, or if we do not have a surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. If, as a result of these restrictions, we are required to reduce or eliminate the payment of dividends, a decline in the market price or liquidity, or both, of our common stock could result. This may in turn result in losses by you.

Our dividend policy may limit our ability to pursue growth opportunities.

If we pay dividends at the level currently anticipated under our dividend policy, we may not retain a sufficient amount of cash to finance growth opportunities, meet any large unanticipated liquidity requirements or fund our operations in the event of a significant business downturn. In addition, because a portion of cash available will be distributed to holders of our common stock under our dividend policy, our ability to pursue any material expansion of our business, including through acquisitions, increased capital spending or other increases of our expenditures, will depend more than it otherwise would on our ability to obtain third party financing. We cannot assure you that such financing will be available to us at all, or at an acceptable cost. If we are unable to take timely advantage of growth opportunities, our future financial condition and competitive position may be harmed, which in turn may adversely affect the market price of our common stock.

Risks Related to Our Stockholders

We have provisions that make an acquisition of us more difficult and expensive.

Anti-takeover provisions in our Certificate of Incorporation, our Bylaws and under Delaware law make it more difficult and expensive for us to be acquired in a transaction that is not approved by our Board of Directors. Some of the provisions in our Certificate of Incorporation and Bylaws include: limitations on stockholder actions; advance notification requirements for director nominations and actions to be taken at stockholder meetings; and the ability to issue one or more series of preferred stock by action of our Board of Directors.

These provisions could discourage an acquisition attempt or other transaction in which stockholders could receive a premium over the current market price for the common stock.



General Risk Factors

Failing to retain our executive officers and key personnel or integrate new members of our senior management who are critical to our business may prevent us from successfully managing our business in the future.

Our future success depends upon the continued service of our executive officers and other key management personnel. Competition for qualified personnel is intense, and we may compete with other companies that have greater financial and other resources than we do. If we lose the services of one or more of our executives or key employees, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, or if we are unable to integrate new members of our senior management who are critical to our business, we may not be able to successfully manage our business or achieve our business objectives.

Changes in our accounting estimates and assumptions and other financial reporting standards could negatively affect our financial position and results of operations.

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements. We are also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. We periodically evaluate our estimates and assumptions, including those relating to revenue recognition, restructuring, deferred compensation, goodwill and other intangible assets, contingent consideration, annual performance-related bonuses, allowance for doubtful accounts, share-based payments and deferred income taxes. Actual results could differ from the estimates we make based on historical experience and various assumptions believed to be reasonable based on specific circumstances, and changes in accounting standards could have an adverse impact on our future financial position and results of operations.

Unfavorable tax laws, tax law changes and tax authority rulings may adversely affect results.

We are subject to income taxes in the U.S. and in various foreign jurisdictions. Domestic and international tax liabilities are subject to the allocation of income among various tax jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings among countries with differing statutory tax rates or changes in tax laws. The amount of our income taxes and other taxes are subject to audits by U.S. federal, state and local tax authorities and by non-U.S. authorities. If these audits result in assessments different from estimated amounts recorded, future financial results may include unfavorable tax adjustments.

Future changes in tax laws, treaties or regulations, and their interpretations or enforcement, may be unpredictable, particularly as taxing jurisdictions face an increasing number of political, budgetary and other fiscal challenges. Tax rates in the jurisdictions in which we operate may change as a result of macroeconomic and other factors outside of our control, making it increasingly difficult for multinational corporations like ourselves to operate with certainty about taxation in many jurisdictions.

As a result, we have been and may again be materially adversely affected by future changes in tax law or policy (or in their interpretation or enforcement) in the jurisdictions where we operate, including the U.S., which could have a material adverse effect on our business, cash flow, results of operations, financial condition, as well as our effective income tax rate.

Limited protection of our IP could harm our business, and we face the risk that our services or products may infringe upon the IP rights of others.

We cannot guarantee that trade secrets, trademark and copyright law protections are adequate to deter misappropriation of our IP (which has become an important part of our business). Existing laws of some countries in which we provide services or products may offer only limited protection of our IP rights. Redressing infringements may consume significant management time and financial resources. Also, we cannot detect all unauthorized use of our IP and take the necessary steps to enforce our rights, which may have a material adverse impact on our business, financial condition or results of operations. We cannot be sure that our services and products, or the products of others that we offer to our clients, do not infringe on the IP rights of third parties, and we may have infringement claims asserted against us or our clients. These claims may harm our reputation, result in financial liability and prevent us from offering some services or products.

We may not be able to successfully integrate or realize the expected benefits from our acquisitions.

Our future success depends in part on our ability to complete the integration of acquisition targets successfully into our operations. The process of integrating an acquired business subjects us to a number of risks, including:

- diversion of management attention;

- amortization of intangible assets, adversely affecting our reported results of operations;

- inability to retain and/or integrate the management, key personnel and other employees of the acquired business;

- inability to properly integrate businesses resulting in operating inefficiencies;



- inability to establish uniform standards, disclosure controls and procedures, internal control over financial reporting and other systems, procedures and policies in a timely manner;

- inability to retain the acquired company's clients;

- exposure to legal claims for activities of the acquired business prior to acquisition; and

- incurrence of additional expenses in connection with the integration process.

If our acquisitions are not successfully integrated, our business, financial condition and results of operations, as well as our professional reputation, could be materially adversely affected.

Further, we cannot assure you that acquisitions will result in the financial, operational or other benefits that we anticipate. Some acquisitions may not be immediately accretive to earnings and some expansion may result in significant expenditures.

Businesses we acquire may have liabilities or adverse operating issues that could harm our operating results.

Businesses we acquire may have liabilities or adverse operating issues, or both, that we either fail to discover through due diligence or underestimate prior to the consummation of the acquisition. These liabilities and/or issues may include the acquired business' failure to comply with, or other violations of, applicable laws, rules or regulations or contractual or other obligations or liabilities. As the successor owner, we may be financially responsible for, and may suffer harm to our reputation or otherwise be adversely affected by, such liabilities and/or issues. An acquired business also may have problems with internal controls over financial reporting, which could in turn cause us to have significant deficiencies or material weaknesses in our own internal controls over financial reporting. These and any other costs, liabilities, issues, and/or disruptions associated with any past or future acquisitions, and the related integration, could harm our operating results.

We may be subject to the actions of activist stockholders, which could disrupt our business.

We value constructive input from investors and regularly engage in dialogue with our stockholders regarding strategy and performance. Activist stockholders who disagree with the composition of the Board of Directors, our strategy or the way the Company is managed may seek to effect change through various strategies and channels, such as through commencing a proxy contest, making public statements critical of our performance or business or engaging in other similar activities. Responding to stockholder activism can be costly and time-consuming, disrupt our operations, and divert the attention of management and our employees from our strategic initiatives. Activist campaigns can create perceived uncertainties as to our future direction, strategy, or leadership and may result in the loss of potential business opportunities, harm our ability to attract new employees, investors, and customers, and cause our stock price to experience periods of volatility or stagnation.

We face various risks related to health epidemics, pandemics, and similar outbreaks that negatively impact our operations and financial performance and those of the clients we serve. The ultimate magnitude of any future pandemics or similar outbreaks depends on numerous factors, the full extent of which we may not be capable of predicting.

Our business and financial results have been, and could be in the future, adversely affected by health epidemics, pandemics, and similar outbreaks. Pandemics can cause a global slowdown in economic activity, a decrease in demand for a broad variety of goods and services, disruptions in global supply chains, and significant volatility and disruption of financial markets. Because the severity, magnitude and duration of a pandemic and its economic consequences are uncertain and vary by region, its full impact on our operations and financial performance is uncertain and difficult to predict. Further, a pandemic's ultimate impact depends in part on many factors not within our control, including (1) restrictive governmental and business actions (including travel restrictions, vaccine mandates, testing requirements, and other workforce limitations), (2) economic stimulus, funding and relief programs and other governmental economic responses, (3) the effectiveness of governmental actions, (4) economic uncertainty in key global markets and financial market volatility, (5) levels of economic contraction or growth, (6) the impact of the pandemic on health and safety and (7) the availability and effectiveness of vaccines and booster shots.

In addition, pandemics can subject our operations and financial performance to a number of risks, including operational challenges, such as heightened attention to employee health and safety, workplace disruptions or shutdowns, cybersecurity risks, supplier disruptions or delays, and travel restrictions, as well as client-related risks, as clients may experience similar disruptions, fluctuations, and restrictions that may impact our ability to provide products and services to our clients (or for clients to pay for such products and services) and may reduce demand for our products and services.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

Our corporate office is in Los Angeles, California. We lease our corporate office as well as an additional 107 offices through which we conduct business that are located in North America, EMEA, Asia Pacific and Latin America, all of which are used by all of our business segments. As of April 30, 2023, we leased an aggregate of approximately 1.1 million square feet of office space. The leases generally have remaining terms of 1 to 9 years and contain customary terms and conditions. We



believe that our facilities are adequate for our current needs, and we do not anticipate any significant difficulty replacing such facilities or locating additional facilities to accommodate any future growth.

Item 3. *Legal Proceedings*

From time to time, we are involved in litigation both as a plaintiff and a defendant, relating to claims arising out of our operations. As of the date of this report, we are not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on our business, financial condition or results of operations.

Item 4. *Mine Safety Disclosures*

Not applicable.

Information about our Executive Officers

Name	Age as of April 30, 2023	Position
Gary D. Burnison	62	President and Chief Executive Officer
Robert P. Rozek	62	Executive Vice President, Chief Financial Officer and Chief Corporate Officer
Mark Arian	62	Chief Executive Officer, Consulting
Byrne Mulrooney	62	Chief Executive Officer, RPO & Digital
Michael Distefano	53	Chief Executive Officer, Professional Search & Interim

Our executive officers serve at the discretion of our Board of Directors. There is no family relationship between any executive officer or director. The following information sets forth the business experience for at least the past five years for each of our executive officers.

Gary D. Burnison has been President and Chief Executive Officer of the Company since July 2007. He was the Executive Vice President and Chief Financial Officer of the Company from March 2002 until June 30, 2007, and Chief Operating Officer from October 2003 until June 30, 2007. Prior to joining Korn Ferry, Mr. Burnison was Principal and Chief Financial Officer of Guidance Solutions, a privately held consulting firm, from 1999 to 2001. Prior to that, he served as an executive officer and a member of the board of directors of Jefferies and Company, Inc., the principal operating subsidiary of Jefferies Group, Inc. from 1995 to 1999. Earlier, Mr. Burnison was a Partner at KPMG Peat Marwick. Mr. Burnison earned a bachelor's degree in business administration from the University of Southern California.

Robert P. Rozek joined the Company in February 2012 as our Executive Vice President and Chief Financial Officer and, in December 2015, also became our Chief Corporate Officer. Prior to joining Korn Ferry, he served as Executive Vice President and Chief Financial Officer of Cushman & Wakefield, Inc., a privately held commercial real estate services firm, from June 2008 to February 2012. Prior to joining Cushman & Wakefield, Inc., Mr. Rozek served as Senior Vice President and Chief Financial Officer of Las Vegas Sands Corp., a leading global developer of destination properties (integrated resorts) that feature premium accommodations, world-class gaming and entertainment, convention and exhibition facilities and many other amenities, from 2006 to 2008. Prior to that, Mr. Rozek held senior leadership positions at Eastman Kodak, and spent five years as a Partner with PricewaterhouseCoopers LLP. Mr. Rozek is a graduate of Canisius College in New York with a bachelor's degree in accounting.

Mark Arian joined the Company as Chief Executive Officer of Korn Ferry's Advisory segment in April 2017 and is now the Chief Executive Officer of Consulting. Prior to Korn Ferry, Mr. Arian served as a Managing Principal at Ernst & Young LLP, a multinational professional services firm that provides audit, tax, business risk, technology and security risk services, and human capital services worldwide, from March 2014 until March of 2017. In that capacity, he led the People Advisory Services—Financial Services Sector, and his responsibilities included commercial, people and key account leadership. Between 2008 and 2014, Mr. Arian held various leadership positions at AON and AON Hewitt, a provider of insurance, reinsurance, human capital and management consulting services, serving as an Executive Vice President and leading its strategic Mergers and Acquisitions ("M&A") and business transformation offering globally. Mr. Arian has also held various leadership positions at Towers Perrin (now Wills Towers Watson) including serving as the Global M&A and Global Change Management leader, and Hewitt Associates, where Mr. Arian built and led the Corporate Restructuring and Change Practice. Mr. Arian is a graduate of Duke University and holds a juris doctorate from Columbia University.

Byrne Mulrooney joined the Company in April 2010 as Chief Executive Officer of RPO & Professional Search and in March 2017 also became the Chief Executive Officer of Digital. He is now the Chief Executive Officer of RPO and Digital. Prior to joining Korn Ferry, he was President and Chief Operating Officer of Flynn Transportation Services, a third-party logistics company, from 2007 to 2010. Prior to that, he led Spherion's workforce solutions business in North America, which provides workforce solutions in professional services and general staffing, including recruitment process outsourcing and managed services, from 2003 to 2007. Mr. Mulrooney held executive positions for almost 20 years at EDS and IBM in client services, sales, marketing and operations. Mr. Mulrooney is a graduate of Villanova University in Pennsylvania. He holds a master's degree in management from Northwestern University's J.L. Kellogg Graduate School of Management.



Michael Distefano has been the Chief Executive Officer of Professional Search & Interim and President of Search Innovation and Delivery Team since December 2020. Mr. Distefano joined the Company over 20 years ago in March of 2001 and served in various capacities since that time, including President of Korn Ferry Asia Pacific from May 2018 until April 2021 and prior to that as the Chief Marketing Officer from 2007 to 2021 and President of the Korn Ferry Institute. Prior to Korn Ferry, Mr. Distefano held leadership positions at GetSmart.com and Benefits Consulting, Inc. Mr. Distefano is a graduate of Bloomsburg University of Pennsylvania.



PART II.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol KFY. On June 22, 2023, there were approximately 38,078 stockholders of record of the Company's common stock.

Performance Graph

We have presented below a graph comparing the cumulative total stockholder return of the Company's shares with the cumulative total stockholder return on (1) the Standard & Poor's 500 Stock Index and (2) the company-established peer group. Cumulative total return for each of the periods shown in the performance graph is measured assuming an initial investment of $100 on April 30, 2018 and the reinvestment of any dividends paid by the Company and any company in the peer group on the date the dividends were paid.

Our peer group is comprised of a broad number of publicly traded companies, which are principally or in significant part involved in professional services. The peer group is comprised of the following 11 companies: ASGN Inc. (ASGN), Cushman & Wakefield Plc. (CWK), FTI Consulting Inc. (FCN), Heidrick & Struggles International Inc. (HSII), Huron Consulting Group Inc. (HURN), ICF International Inc. (ICFI), Insperity Inc. (NSP), Jones Lang Lasalle Inc. (JLL), ManpowerGroup Inc. (MAN), PageGroup Plc. (MPGPF) and Robert Half International Inc. (RHI). We believe this group of professional services firms is reflective of similar sized companies in terms of our market capitalization, with significant global exposure that mirrors our global footprint and therefore provides a meaningful comparison of stock performance. The returns of each company have been weighted according to their respective stock market capitalization at the beginning of each measurement period for purposes of arriving at a peer group average.

The stock price performance depicted in this graph is not necessarily indicative of future price performance. This graph will not be deemed to be incorporated by reference by any general statement incorporating this Annual Report on Form 10-K into any filing by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate this information by reference and shall not otherwise be deemed soliciting material or deemed filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN (*)

Among Korn Ferry, the S&P 500 Index, and a Peer Group



_____
(*) $100 invested on April 30, 2018 in stock or index, including reinvestment of dividends. Fiscal year ended April 30, 2023.

Capital Allocation Approach

The Company and its Board of Directors endorse a balanced approach to capital allocation. The Company's long-term priority is to invest in growth initiatives, such as the hiring of consultants, the continued development of IP and derivative products and services, and the investment in synergistic, accretive M&A transactions that are expected to earn a return superior to the Company's cost of capital. Next, the Company's capital allocation approach contemplates the return of a



portion of excess capital to stockholders, in the form of a regular quarterly dividend, subject to the factors discussed below under "Dividends" and in more detail in the "Risk Factors" section of this Annual Report on Form 10-K. Additionally, the Company considers share repurchases on an opportunistic basis and subject to the terms of our indebtedness, as well as using excess cash to repay the Notes. See Note 11— *Long Term Debt* for a description of the Amended Credit Agreement and indenture governing the Notes.

Dividends

On December 8, 2014, the Board of Directors adopted a dividend policy to distribute to our stockholders a regular quarterly cash dividend of $0.10 per share. Every quarter since the adoption of the dividend policy, the Company has declared a quarterly dividend. On June 21, 2021 and 2022, the Board of Directors increased the quarterly dividend to $0.12 per share and $0.15 per share, respectively. On June 26, 2023, the Board of Directors of the Company approved an increase of 20% in our quarterly dividend, which increased the quarterly dividend to $0.18 per share.

The declaration and payment of future dividends under the quarterly dividend policy will be at the discretion of the Board of Directors and will depend upon many factors, including the Company's earnings, capital requirements, financial conditions, the terms of the Company's indebtedness and other factors that the Board of Directors may deem to be relevant. The Board of Directors may, however, amend, revoke or suspend the dividend policy at any time and for any reason.

Stock Repurchase Program

On June 21, 2022, the Board of Directors approved an increase in the Company's stock repurchase program of approximately $300 million, which brought our available capacity to repurchase shares in the open market or privately negotiated transactions to $318 million. Common stock may be repurchased from time to time in open market or privately negotiated transactions at the Company's discretion subject to market conditions and other factors. The Company repurchased approximately $93.9 million, $98.8 million and $30.4 million of the Company's common stock during fiscal 2023, 2022 and 2021, respectively. Any decision to execute on our stock repurchase program will depend on our earnings, capital requirements, financial condition and other factors considered relevant by our Board of Directors. The Amended Credit Agreement permits us to pay dividends to our stockholders and make share repurchases so long as there is no default under the Amended Credit Agreement, the Company's total funded debt to adjusted EBITDA ratio (as set forth in the Amended Credit Agreement, the "consolidated net leverage ratio") is no greater than 5.00 to 1.00, and we are in pro forma compliance with our financial covenant. Furthermore, our Notes allow the Company to pay $25.0 million of dividends per fiscal year with no restrictions plus an unlimited amount of dividends so long as the Company's consolidated total leverage ratio is not greater than 3.50 to 1.00 and the Company is not in default under the indenture governing the Notes.

Issuer Purchases of Equity Securities

The following table summarizes common stock repurchased by us during the fourth quarter of fiscal 2023:

	Total Number of Shares Purchased [(1)]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly-Announced Programs	Approximate Dollar Value of Shares that May Yet be Purchased under the Programs [(2)]
February 1, 2023 - February 28, 2023	95,000	$ 56.35	95,000	$243.3 million
March 1, 2023 - March 31, 2023	76,699	$ 53.09	75,000	$239.3 million
April 1, 2023 - April 30, 2023	85,000	$ 48.12	85,000	$235.2 million
Total	256,699	$ 52.65	255,000	

[(1)] Represents withholding of 1,699 shares to cover taxes on vested restricted shares, in addition to shares purchased as part of a publicly announced program.

[(2)] On June 21, 2022, our Board of Directors approved an increase to the share repurchase program of $300 million. The shares can be repurchased in open market transactions or privately negotiated transactions at the Company's discretion. The share repurchase program has no expiration date. We repurchased approximately $13.4 million of the Company's common stock under the program during the fourth quarter of fiscal 2023.

Item 6. *Reserved*



Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Forward-Looking Statements

This Annual Report on Form 10-K may contain certain statements that we believe are, or may be considered to be, "forward-looking" statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "may," "will," "likely," "estimates," "potential," "continue" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals, including the timing and anticipated impacts of our restructuring plans and business strategy, are also forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those contemplated by the relevant forward-looking statement. The principal risk factors that could cause actual performance and future actions to differ materially from the forward-looking statements include, but are not limited to, those relating to global and local political and or economic developments in or affecting countries where we have operations, such as inflation, global slowdowns, or recessions, competition, geopolitical tensions, shifts in global trade patterns, changes in demand for our services as a result of automation, dependence on and costs of attracting and retaining qualified and experienced consultants, impact of inflationary pressures on our profitability, maintaining our relationships with customers and suppliers and retaining key employees, maintaining our brand name and professional reputation, potential legal liability and regulatory developments, portability of client relationships, consolidation of or within the industries we serve, changes and developments in governmental laws and regulations, evolving investor and customer expectations with regard to environmental, social and governance matters, currency fluctuations in our international operations, risks related to growth, alignment of our cost structure, including as a result of recent workforce, real estate, and other restructuring initiatives, restrictions imposed by off-limits agreements, reliance on information processing systems, cyber security vulnerabilities or events, changes to data security, data privacy, and data protection laws, dependence on third parties for the execution of critical functions, limited protection of our intellectual property ("IP"), our ability to enhance and develop new technology, our ability to successfully recover from a disaster or other business continuity problems, employment liability risk, an impairment in the carrying value of goodwill and other intangible assets, treaties, or regulations on our business and our Company, deferred tax assets that we may not be able to use, our ability to develop new products and services, changes in our accounting estimates and assumptions, the utilization and billing rates of our consultants, seasonality, the expansion of social media platforms, the ability to effect acquisitions and integrate acquired businesses, including Infinity Consulting Solutions ("ICS") and Salo LLC ("Salo"), resulting organizational changes, our indebtedness, the ultimate magnitude and duration of any future pandemics or similar outbreaks, and related restrictions and operational requirements that apply to our business and the businesses of our clients, and any related negative impacts on our business, employees, customers and our ability to provide services in affected regions, and the matters disclosed under the heading "Risk Factors" in the Company's Exchange Act reports, including Item 1A included in this Annual Report on Form 10-K. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included in this Annual Report on Form 10-K are made only as of the date of this Annual Report on Form 10-K and we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

The following presentation of management's discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes included in this Annual Report on Form 10-K. We also make available on the Investor Relations portion of our website earnings slides and other important information, which we encourage you to review.

Executive Summary

Korn Ferry (referred to herein as the "Company" or in the first-person notations "we," "our," and "us") is a global organizational consulting firm. We help clients synchronize strategy, operations and talent to drive superior business performance. We work with organizations to design their structures, roles and responsibilities. We help them hire the right people to bring their strategy to life. And we advise them on how to reward, develop and motivate their people.

We are pursuing a strategy to help Korn Ferry focus on clients and collaborate intensively across the organization. This approach is intended to build on the best of our past and give us a clear path to the future with focused initiatives to increase our client and commercial impact. Korn Ferry is transforming how clients address their talent management needs. We have evolved from a mono-line business to a multi-faceted consultancy business, giving our consultants more frequent and expanded opportunities to engage with clients.

Our eight reportable segments operate through the following five lines of business:

1. **Consulting** aligns organizational structure, culture, performance and people to drive sustainable growth by addressing four fundamental needs: Organizational Strategy, Assessment and Succession, Leadership and Professional Development, and Total Rewards. We enable this work with a comprehensive set of Digital Performance Management Tools, based on some of our world's leading IP and data. The Consulting teams employ an integrated approach across core solutions, each one intended to strengthen our work and thinking in the next, to help clients execute their strategy in a digitally enabled world.



2. **Digital** develops technology-enabled Performance Management Tools that empower our clients. Our digital products give clients direct access to our proprietary data, client data and analytics to deliver clear insights with the training tools needed to align organizational structure with business strategy.

3. **Executive Search** helps organizations recruit board level, chief executive and other senior executive and general management talent to deliver lasting impact. Our approach to placing talent brings together research-based IP, proprietary assessments, and behavioral interviewing with our practical experience to determine the ideal organizational fit. Salary benchmarking then builds appropriate frameworks for compensation and retention. This business is managed and reported on a geographic basis and represents four of the Company's reportable segments (Executive Search North America, Executive Search Europe, the Middle East and Africa ("EMEA"), Executive Search Asia Pacific ("APAC"), and Executive Search Latin America).

4. *Professional Search & Interim* delivers enterprise talent acquisition solutions for professional level middle and upper management. We help clients source high-quality candidates at speed and scale globally, covering single-hire to multi-hire permanent placements and interim contractors.

5. *Recruitment Process Outsourcing ("RPO")* offers scalable recruitment outsourcing solutions leveraging customized technology and talent insights. Our scalable solutions, built on science and powered by best-in-class technology and consulting expertise, enable us to act as a strategic partner in clients' quest for superior recruitment outcomes and better candidate fit.

Professional Search & Interim and RPO were formerly referred to, and reported together, as Korn Ferry RPO & Professional Search ("RPO & Professional Search"). We have recently acquired companies that have added critical mass to our Professional Search and Interim operations. These acquisitions provided us the opportunity to reassess how we managed our RPO & Professional Search segment. Therefore, beginning in fiscal 2023, we separated RPO & Professional Search into two segments to align with the Company's strategy and the decisions of the Company's chief operating decision maker, who began to regularly make separate resource allocation decisions and assess performance separately between our Professional Search & Interim business and RPO business.

Highlights of our performance in fiscal 2023 include:

▪   Approximately 78% of the executive searches we performed in fiscal 2023 were for board level, chief executive and other senior executive and general management positions. Our more than 4,000 search engagement clients in fiscal 2023 included many of the world's largest and most prestigious public and private companies.

▪   We have built strong client loyalty, with nearly 80% of the assignments performed during fiscal 2023 having been on behalf of clients for whom we had conducted assignments in the previous three fiscal years.

▪   Approximately 80% of our revenues were generated from clients that have utilized multiple lines of our business.

▪   In fiscal 2023, we acquired ICS, a provider of senior-level IT interim professional solutions with additional expertise in the areas of compliance and legal, accounting and finance, and human resources. We also recently acquired Salo, a leading provider of finance, accounting and human resources ("HR") interim talent.

Performance Highlights

On August 1, 2022, we completed the acquisition of ICS for $99.3 million, net of cash acquired. ICS is a highly regarded provider of senior-level IT interim professional solutions with additional expertise in the areas of compliance and legal, accounting and finance, and HR.

On February 1, 2023, we completed the acquisition of Salo for $155.4 million, net of cash acquired. Salo is a leading provider of finance, accounting and HR interim talent, with a strong focus on serving organizations in healthcare, among other industries.

The above acquisitions echo the commitment to scale our solutions, further increase the focus at the intersection of talent and strategy-wherever and however the needs of organizations evolve-and present real, tangible opportunity for us and our clients looking for the right talent, who are highly agile, with specialized skills and expertise, to help them drive superior performance, including on an interim basis. We believe the addition of these acquisitions to our broader talent acquisition portfolio–spanning Executive Search, RPO, Professional Search and Interim services–has accelerated our ability to capture additional shares of this significant market. All of the acquisitions in fiscal 2023 are included in the Professional Search & Interim segment.

In light of the Company's evolution to an organization that is selling larger integrated solutions in a world where there are shifts in global trade lanes and persistent inflationary pressures, on January 11, 2023, the Company initiated a plan (the "Plan") intended to realign its workforce with its business needs and objectives, namely, to invest in areas of potential growth and implement reductions where there was excess capacity. The Plan resulted in the reduction of the Company's annualized cost base by approximately $45.0 million to $55.0 million (after taking into account new hires in connection with the rebalancing of the Company's workforce). The Plan consisted of severance and related employee benefits payments and lease termination costs. In fiscal 2023, the Company recorded $42.6 million in restructuring charges, net, and $5.5 million and $4.4 million in impairment of right-of-use asset and fixed assets, respectively, as a result of implementing the Plan.



The Company evaluates performance and allocates resources based on the chief operating decision maker's review of (1) fee revenue and (2) adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"). To the extent that such charges occur, Adjusted EBITDA excludes restructuring charges, integration/acquisition costs, certain separation costs and certain non-cash charges (goodwill, intangible asset and other impairments charges). For fiscal 2023, Adjusted EBITDA excluded $42.6 million of restructuring charges, net, $14.9 million of integration/acquisition costs, $5.5 million impairment of right-of-use assets and $4.4 million impairment of fixed assets. For fiscal 2022, Adjusted EBITDA excluded $7.9 million of integration/acquisition costs, $7.4 million impairment of right-of-use assets and $1.9 million impairment of fixed assets. For fiscal 2021, Adjusted EBITDA excluded $30.7 million of restructuring charges, net and $0.7 million of integration/acquisition costs.

Consolidated and the subtotals of Executive Search Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures and have limitations as analytical tools. They should not be viewed as a substitute for financial information determined in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP. In addition, they may not necessarily be comparable to non-GAAP performance measures that may be presented by other companies.

Management believes the presentation of these non-GAAP financial measures provides meaningful supplemental information regarding Korn Ferry's performance by excluding certain charges, items of income and other items that may not be indicative of Korn Ferry's ongoing operating results. The use of these non-GAAP financial measures facilitates comparisons to Korn Ferry's historical performance and the identification of operating trends that may otherwise be distorted by the factors discussed above. Korn Ferry includes these non-GAAP financial measures because management believes it is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its evaluation of Korn Ferry's ongoing operations and financial and operational decision-making. The accounting policies for the reportable segments are the same as those described in the summary of significant accounting policies in the accompanying consolidated financial statements, except that the above noted items are excluded to arrive at Adjusted EBITDA. Management further believes that Adjusted EBITDA is useful to investors because it is frequently used by investors and other interested parties to measure operating performance among companies with different capital structures, effective tax rates and tax attributes and capitalized asset values, all of which can vary substantially from company to company.

Fee revenue was $2,835.4 million during fiscal 2023, an increase of $208.7 million, or 8%, compared to $2,626.7 million in fiscal 2022, with increases in fee revenue in all lines of business with the exception of Executive Search. Professional Search & Interim had the largest increase in fee revenue when compared to fiscal 2022. The acquisition of companies in the Professional Search & Interim segment was a significant factor in the year-over-year increase in fee revenue. Exchange rates unfavorably impacted fee revenue by $96.8 million, or 4%, during fiscal 2023 compared to fiscal 2022. Net income attributable to Korn Ferry decreased by $116.9 million during fiscal 2023 to $209.5 million from $326.4 million in fiscal 2022. Adjusted EBITDA was $457.3 million, a decrease of $81.6 million during fiscal 2023, from Adjusted EBITDA of $538.9 million in fiscal 2022. During fiscal 2023, the Executive Search, Professional Search & Interim, Consulting, Digital, and RPO lines of business contributed Adjusted EBITDA of $205.8 million, $110.9 million, $108.5 million, $97.5 million and $52.6 million, respectively, offset by Corporate expenses net of other income of $118.0 million.

Our cash, cash equivalents and marketable securities decreased by $143.2 million to $1,067.9 million at April 30, 2023, compared to $1,211.1 million at April 30, 2022. This decrease was mainly due to the acquisitions of ICS and Salo, retention payments, capital expenditures, stock repurchases and dividends paid to stockholders during fiscal 2023. As of April 30, 2023, we held marketable securities to settle obligations under our Executive Capital Accumulation Plan ("ECAP") with a cost value of $187.0 million and a fair value of $187.8 million. Our vested obligations for which these assets were held in trust totaled $172.2 million as of April 30, 2023 and our unvested obligations totaled $21.9 million.

Our working capital decreased by $113.3 million to $662.4 million in fiscal 2023, as compared to $775.7 million at April 30, 2022. We believe that cash on hand and funds from operations and other forms of liquidity will be sufficient to meet our anticipated working capital, capital expenditures, general corporate requirements, repayment of our debt obligations and dividend payments under our dividend policy in the next 12 months. We had a total of $1,145.4 million available under the Credit Facilities (defined in Liquidity and Capital Resources) and a total of $645.3 million available under the previous credit facilities after $4.6 million and $4.7 million of standby letters of credit issued as of April 30, 2023 and 2022, respectively. Of the amount available under the Credit Facilities, $500.0 million is under the Delayed Draw Facility that expired on June 24, 2023 and is no longer available as a source of liquidity. We had a total of $11.5 million and $10.0 million of standby letters of credits with other financial institutions as of April 30, 2023 and 2022, respectively.

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. Preparation of our periodic filings requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and assumptions and changes in the estimates are reported in current operations as new information is learned or upon the amounts becoming fixed and determinable. In preparing our consolidated financial statements and accounting for the underlying transactions and balances, we apply our accounting policies as disclosed in the notes to our



consolidated financial statements. We consider the policies discussed below as critical to an understanding of our consolidated financial statements because their application places the most significant demands on management's judgment and estimates. Specific risks for these critical accounting policies are described in the following paragraphs. Senior management has discussed the development, selection and key assumptions of the critical accounting estimates with the Audit Committee of the Board of Directors.

Revenue Recognition. Substantially all fee revenue is derived from talent and organizational consulting services and digital sales, stand-alone or as part of a solution, fees for professional services related to executive and professional recruitment performed on a retained basis, interim services and RPO, either stand-alone or as part of a solution.

Revenue is recognized when control of the goods and services is transferred to the customer in an amount that reflects the consideration that we expect to be entitled to in exchange for those goods and services. Revenue contracts with customers are evaluated based on the five-step model outlined in Accounting Standard Codification ("ASC") 606 ("ASC 606"), Revenue from Contracts with Customers: 1) identify the contract with a customer; 2) identify the performance obligation(s) in the contract; 3) determine the transaction price; 4) allocate the transaction price to the separate performance obligation(s); and 5) recognize revenue when (or as) each performance obligation is satisfied.

Consulting fee revenue is primarily recognized as services are rendered, measured by total hours incurred as a percentage of total estimated hours at completion. It is possible that updated estimates for consulting engagements may vary from initial estimates with such updates being recognized in the period of determination. Depending on the timing of billings and services rendered, we accrue or defer revenue as appropriate.

Digital revenue is generated from IP platforms enabling large-scale, technology-based talent programs for pay, talent development, engagement, and assessment and is consumed directly by an end user or indirectly through a consulting engagement. Revenue is recognized as services are delivered and we have a legally enforceable right to payment. Revenue also comes from the sale of our proprietary IP subscriptions, which are considered symbolic IP due to the dynamic nature of the content. As a result, revenue is recognized over the term of the contract. Functional IP licenses grant customers the right to use IP content via the delivery of a flat file. Because the IP content license has significant stand-alone functionality, revenue is recognized upon delivery and when an enforceable right to payment exists. Revenue for tangible and digital products sold by the Company, such as books and digital files, is recognized when these products are shipped.

Fee revenue from executive and professional search activities is generally one-third of the estimated first-year cash compensation of the placed candidate, plus a percentage of the fee to cover indirect engagement-related expenses. In addition to the search retainer, an uptick fee is billed when the actual compensation awarded by the client for a placement is higher than the estimated compensation. In the aggregate, upticks have been a relatively consistent percentage of the original estimated fee; therefore, we estimate upticks using the expected value method based on historical data on a portfolio basis. In a standard search engagement, there is one performance obligation, which is the promise to undertake a search. We generally recognize such revenue over the course of a search and when we are legally entitled to payment as outlined in the billing terms of the contract. Any revenues associated with services that are provided on a contingent basis are recognized once the contingency is resolved, as this is when control is transferred to the customer. These assumptions determine the timing of revenue recognition for the reported period. In addition to talent acquisition for permanent placement roles, the Professional Search & Interim segment also offers recruitment services for interim roles. Interim roles are short term in duration, generally less than 12 months. Generally, each interim role is a separate performance obligation. We recognize fee revenue over the duration that the interim resources' services are provided which also aligns to the contracted invoicing plan and enforceable right to payment.

RPO fee revenue is generated through two distinct phases: 1) the implementation phase and 2) the post-implementation recruitment phase. The fees associated with the implementation phase are recognized over the period that the related implementation services are provided. The post-implementation recruitment phase represents end-to-end recruiting services to clients for which there are both fixed and variable fees, which are recognized over the period that the related recruiting services are performed.

Annual Performance-Related Bonuses. Each quarter, management makes its best estimate of its annual performance-related bonuses, which requires management to, among other things, project annual consultant productivity (as measured by engagement fees billed and collected by Executive Search and Professional Search consultants and revenue and other performance/profitability metrics for Consulting, Digital, Interim and RPO consultants), the level of engagements referred by a consultant in one line of business to a different line of business, our performance, including profitability, competitive forces and future economic conditions and their impact on our results. At the end of each fiscal year, annual performance-related bonuses take into account final individual consultant productivity (including referred work), Company/line of business results, including profitability, the achievement of strategic objectives, the results of individual performance appraisals and the current economic landscape. Accordingly, each quarter we reevaluate the assumptions used to estimate annual performance-related bonus liability and adjust the carrying amount of the liability recorded on the consolidated balance sheets and report any changes in the estimate in current operations. Because annual performance-based bonuses are communicated and paid only after we report our full fiscal year results, actual performance-based bonus payments may differ from the prior year's estimate. Such changes in the bonus estimate historically have been immaterial and are recorded in current operations in the period in which they are determined.



Deferred Compensation. Estimating deferred compensation requires assumptions regarding the timing and probability of payments of benefits to participants and the discount rate. Changes in these assumptions could significantly impact the liability and related cost on our consolidated balance sheets and statements of income, respectively. For certain deferred compensation plans, management engages an independent actuary to periodically review these assumptions in order to confirm that they reflect the population and economics of our deferred compensation plans in all material respects and to assist us in estimating our deferred compensation liability and the related cost. The actuarial assumptions we use may differ from actual results due to changing market conditions or changes in the participant population. These differences could have a significant impact on our deferred compensation liability and the related cost.

Carrying Values. Valuations are required under GAAP to determine the carrying value of various assets. Our most significant assets for which management is required to prepare valuations are carrying value of receivables, goodwill, other intangible assets, share-based payments, leases and recoverability of deferred income taxes. Management must identify whether events have occurred that may impact the carrying value of these assets and make assumptions regarding future events, such as cash flows and profitability. Differences between the assumptions used to prepare these valuations and actual results could materially impact the carrying amount of these assets and our operating results.

Of the assets mentioned above, goodwill is the largest asset requiring a valuation. Fair value of goodwill for purposes of the goodwill impairment test when performing the quantitative test is determined utilizing (1) a discounted cash flow analysis based on forecasted cash flows (including estimated underlying revenue and operating income growth rates) discounted using an estimated weighted-average cost of capital for market participants and (2) a market approach, utilizing observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available). We also reconcile the results of these analyses to its market capitalization. If the carrying amount of a reporting unit exceeds its estimated fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss, if any.

We perform an annual impairment test each year as of January 31, or more frequently if impairment indicators arise. The qualitative test performed as of January 31, 2023 did not indicate any impairment, and therefore there was no need to perform a quantitative test. While historical performance and current expectations have resulted in fair values of goodwill in excess of carrying values, if our assumptions are not realized, it is possible that in the future an impairment charge may need to be recorded. However, it is not possible at this time to determine if an impairment charge would result or if such a charge would be material. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be accurate predictions of the future. As of our testing date, there were no indicators of impairments that required us to perform a quantitative test and as a result, no impairment charge was recognized. There was no indication of potential impairment through April 30, 2023 that would have required further testing.

Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of the reporting units may include such items as follows:

- A prolonged downturn in the business environment in which the reporting units operate including a longer than anticipated public health crisis;

- An economic climate that significantly differs from our future profitability assumptions in timing or degree;

- The deterioration of the labor markets;

- Volatility in equity and debt markets;

- Competition and disruption in our core business; and

- Technological advances such as artificial intelligence that impact labor markets and can diminish the value of our IP.



Results of Operations

The following table summarizes the results of our operations as a percentage of fee revenue:
(Numbers may not total exactly due to rounding)

	Year Ended April 30,		
	2023	**2022**	**2021**
Fee revenue	100.0 %	100.0 %	100.0 %
Reimbursed out-of-pocket engagement expenses	1.0	0.6	0.5
Total revenue	101.0	100.6	100.5
Compensation and benefits	67.1	66.3	71.7
General and administrative expenses	9.5	9.0	10.6
Reimbursed expenses	1.0	0.6	0.5
Cost of services	8.4	4.4	4.0
Depreciation and amortization	2.4	2.4	3.4
Restructuring charges, net	1.5	—	1.7
Operating income	11.2	17.9	8.6
Net income	7.5 %	12.6 %	6.4 %
Net income attributable to Korn Ferry	7.4 %	12.4 %	6.3 %

The operating results for fiscal 2022 and 2021 have been revised to conform to the new segment reporting.

The following tables summarize the results of our operations:
(Numbers may not total exactly due to rounding)

	Year Ended April 30,					
	2023		**2022**		**2021**	
	Dollars	**%**	**Dollars**	**%**	**Dollars**	**%**
	(dollars in thousands)					
Fee revenue						
Consulting	$ 677,001	23.9 %	$ 650,204	24.8 %	$ 515,844	28.5 %
Digital	354,651	12.5	349,025	13.3	287,306	15.9
Executive Search:						
North America	562,139	19.8	605,704	23.1	397,275	21.9
EMEA	187,014	6.6	182,192	6.9	138,954	7.7
Asia Pacific	95,598	3.4	118,596	4.5	83,306	4.6
Latin America	31,047	1.1	29,069	1.1	17,500	1.0
Total Executive Search	875,798	30.9	935,561	35.6	637,035	35.2
Professional Search & Interim	503,395	17.7	297,096	11.3	130,831	7.2
RPO	424,563	15.0	394,832	15.0	239,031	13.2
Total fee revenue	2,835,408	100.0 %	2,626,718	100.0 %	1,810,047	100.0 %
Reimbursed out-of-pocket engagement expense	28,428		16,737		9,899	
Total revenue	$ 2,863,836		$ 2,643,455		$ 1,819,946	

In the tables that follow, the Company presents a subtotal for Executive Search Adjusted EBITDA and a single percentage for Executive Search Adjusted EBITDA margin, which reflects the aggregate of all of the individual Executive Search Regions. These figures are non-GAAP financial measures and are presented as they are consistent with the Company's lines of business and are financial metrics used by the Company's investor base.



	Year Ended April 30,					
	2023		**2022**		**2021**	
	Consolidated					
	(in thousands)					
Fee revenue	$	2,835,408	$	2,626,718	$	1,810,047
Total revenue	$	2,863,836	$	2,643,455	$	1,819,946
Net income attributable to Korn Ferry	$	209,529	$	326,360	$	114,454
Net income attributable to noncontrolling interest		3,525		4,485		1,108
Other (income) loss, net		(5,261)		11,880		(37,194)
Interest expense, net		25,864		25,293		29,278
Income tax provision		82,683		102,056		48,138
Operating income		316,340		470,074		155,784
Depreciation and amortization		68,335		63,521		61,845
Other income (loss), net		5,261		(11,880)		37,194
Integration/acquisition costs		14,922		7,906		737
Impairment of fixed assets		4,375		1,915		—
Impairment of right of use assets		5,471		7,392		—
Restructuring charges, net		42,573		—		30,732
Adjusted EBITDA	$	457,277	$	538,928	$	286,292
Adjusted EBITDA margin		16.1 %		20.5 %		15.8 %

	Year Ended April 30, 2023			
	Fee revenue	**Total revenue**	**Adjusted EBITDA**	**Adjusted EBITDA margin**
	(dollars in thousands)			
Consulting	$ 677,001	$ 686,979	$ 108,502	16.0 %
Digital	354,651	354,967	97,458	27.5 %
Executive Search:				
North America	562,139	568,212	140,850	25.1 %
EMEA	187,014	188,114	31,380	16.8 %
Asia Pacific	95,598	95,956	24,222	25.3 %
Latin America	31,047	31,054	9,370	30.2 %
Total Executive Search	875,798	883,336	205,822	23.5 %
Professional Search & Interim	503,395	507,058	110,879	22.0 %
RPO	424,563	431,496	52,588	12.4 %
Corporate	—	—	(117,972)	
Consolidated	$ 2,835,408	$ 2,863,836	$ 457,277	16.1 %



	Year Ended April 30, 2022			
	Fee revenue	Total revenue	Adjusted EBITDA	Adjusted EBITDA margin
	(dollars in thousands)			
Consulting	$ 650,204	$ 654,199	$ 116,108	17.9 %
Digital	349,025	349,437	110,050	31.5 %
Executive Search:				
North America	605,704	609,258	181,615	30.0 %
EMEA	182,192	182,866	31,804	17.5 %
Asia Pacific	118,596	118,705	35,105	29.6 %
Latin America	29,069	29,079	9,089	31.3 %
Total Executive Search	935,561	939,908	257,613	27.5 %
Professional Search & Interim	297,096	297,974	106,015	35.7 %
RPO	394,832	401,937	59,126	15.0 %
Corporate	—	—	(109,984)	
Consolidated	$ 2,626,718	$ 2,643,455	$ 538,928	20.5 %

	Year Ended April 30, 2021			
	Fee revenue	Total revenue	Adjusted EBITDA	Adjusted EBITDA margin
	(dollars in thousands)			
Consulting	$ 515,844	$ 517,046	$ 81,522	15.8 %
Digital	287,306	287,780	86,095	30.0 %
Executive Search:				
North America	397,275	399,104	98,099	24.7 %
EMEA	138,954	139,213	11,742	8.5 %
Asia Pacific	83,306	83,463	16,676	20.0 %
Latin America	17,500	17,500	1,289	7.4 %
Total Executive Search	637,035	639,280	127,806	20.1 %
Professional Search & Interim	130,831	131,080	36,934	28.2 %
RPO	239,031	244,760	32,477	13.6 %
Corporate	—	—	(78,542)	
Consolidated	$ 1,810,047	$ 1,819,946	$ 286,292	15.8 %

Fiscal 2023 Compared to Fiscal 2022

Fee Revenue

Fee Revenue. Fee revenue increased by $208.7 million, or 8.0%, to $2,835.4 million in fiscal 2023 compared to $2,626.7 million in fiscal 2022. Exchange rates unfavorably impacted fee revenue by $96.8 million, or 4%, in fiscal 2023 compared to fiscal 2022. Fee revenue increased in all lines of business except in Executive Search which saw a decline in fee revenue compared to fiscal 2022 primarily due to a decline in demand for our products and services caused by the slowdown in the global economy. The acquisitions of The Lucas Group, Patina Solutions Group ("Patina"), ICS and Salo (the "Acquired Companies") were a significant factor in the increase in fee revenue compared to fiscal 2022.

Consulting. Consulting reported fee revenue of $677.0 million in fiscal 2023, an increase of $26.8 million, or 4%, compared to $650.2 million in fiscal 2022. The increase in fee revenue was mainly driven by an increase in demand for workforce transformation, organization design, and senior leadership development delivered through our Organization Strategy, Leadership Development, Total Rewards and Assessment & Succession solutions, as clients aligned their structures to new market opportunities and addressed compensation and retention issues. Exchange rates unfavorably impacted fee revenue by $27.8 million, or 4%, compared to fiscal 2022.

Digital. Digital reported fee revenue of $354.7 million in fiscal 2023, an increase of $5.7 million, or 2%, compared to $349.0 million in fiscal 2022. The increase in fee revenue was primarily driven by increasing demand for Development offerings as companies invest in sales effectiveness tools and training content to build their commercial teams' capabilities to maximize



revenue growth, as well as in analytics on Total Rewards trends used to aid in retention and staffing decisions. Exchange rates unfavorably impacted fee revenue by $18.8 million, or 5%, compared to fiscal 2022.

Executive Search North America. Executive Search North America reported fee revenue of $562.1 million in fiscal 2023, a decrease of $43.6 million, or 7%, compared to $605.7 million in fiscal 2022. Exchange rates unfavorably impacted fee revenue by $2.2 million in fiscal 2023 compared to fiscal 2022. North America's fee revenue decreased due to a 14% decrease in the number of engagements billed, partially offset by an 8% increase in the weighted-average fees billed per engagement (calculated using local currency) in fiscal 2023 compared to fiscal 2022.

Executive Search EMEA. Executive Search EMEA reported fee revenue of $187.0 million in fiscal 2023, an increase of $4.8 million, or 3%, compared to $182.2 million in fiscal 2022. Exchange rates unfavorably impacted fee revenue by $15.6 million, or 9%, in fiscal 2023 compared to fiscal 2022. The increase in fee revenue was primarily due to a 10% increase in the weighted-average fees billed per engagement (calculated using local currency) and a 2% increase in the number of engagements billed in fiscal 2023 compared to fiscal 2022. The performance in the United Arab Emirates, Switzerland, Denmark, Netherlands and Germany were the primary contributors to the increase in fee revenue in fiscal 2023 compared to fiscal 2022, partially offset by a decrease in fee revenue in France, Russia and Italy.

Executive Search Asia Pacific. Executive Search Asia Pacific reported fee revenue of $95.6 million in fiscal 2023, a decrease of $23.0 million, or 19%, compared to $118.6 million in fiscal 2022. Exchange rates unfavorably impacted fee revenue by $7.9 million, or 7%, in fiscal 2023 compared to fiscal 2022. The decrease in fee revenue was due to a 16% decrease in the number of engagements billed, partially offset by a 2% increase in the weighted-average fees billed per engagement (calculated using local currency) in fiscal 2023 compared to fiscal 2022. The performance in China, Japan, Australia, India and Korea were the primary contributors to the decrease in fee revenue in fiscal 2023 compared to fiscal 2022, partially offset by an increase in fee revenue in Malaysia.

Executive Search Latin America. Executive Search Latin America reported fee revenue of $31.0 million in fiscal 2023, an increase of $1.9 million, or 7%, compared to $29.1 million in fiscal 2022. Exchange rates were relatively flat in fiscal 2023 compared to fiscal 2022. The increase in fee revenue was due to a 9% increase in the weighted-average fees billed per engagement (calculated using local currency), partially offset by a decrease of 2% in the number of engagements billed in fiscal 2023 compared to fiscal 2022. The performance in Mexico and Brazil were the primary contributors to the increase in fee revenue in fiscal 2023 compared to fiscal 2022, partially offset by a decrease in fee revenue in Colombia.

Professional Search & Interim. Professional Search & Interim reported fee revenue of $503.4 million in fiscal 2023, an increase of $206.3 million, or 69%, compared to $297.1 million in fiscal 2022. Exchange rates unfavorably impacted fee revenue by $7.4 million, or 2%, in fiscal 2023 compared to fiscal 2022. The increase in fee revenue was driven by an increase in both interim and professional search fee revenue of $188.1 million and $18.2 million, respectively, which was primarily due to the acquisitions of the Acquired Companies.

RPO. RPO reported fee revenue of $424.6 million in fiscal 2023, an increase of $29.8 million, or 8%, compared to $394.8 million in fiscal 2022. Exchange rates unfavorably impacted fee revenue by $17.1 million, or 4%, in fiscal 2023 compared to fiscal 2022. The increase in fee revenue was due to wider adoption of RPO services in the market in combination with our differentiated solutions.

Compensation and Benefits

Compensation and benefits expense increased by $159.7 million, or 9%, to $1,901.2 million in fiscal 2023 from $1,741.5 million in fiscal 2022. Exchange rates favorably impacted compensation and benefits by $53.6 million, or 3%, in fiscal 2023 compared to fiscal 2022. The increase in compensation and benefits expense was primarily due to increases in salaries and related payroll taxes of $147.7 million and employer insurance of $15.3 million. These increases were due to the increase in fee revenue overall which resulted in an increase in average headcount of 15% in fiscal 2023 compared to fiscal 2022, and wage inflation. Also contributing to higher compensation and benefits expense were increases in commission expense of $20.2 million due to higher fee revenue, $18.7 million more in deferred compensation expenses as a result of increases in the fair value of participants' accounts in fiscal 2023 compared to fiscal 2022 and higher integration/acquisition costs of $6.4 million. This increase was partially offset by decreases in performance-related bonus expense of $38.2 million and $8.9 million in amortization of long-term incentive awards. Compensation and benefits expense, as a percentage of fee revenue, increased to 67% in fiscal 2023 from 66% in fiscal 2022.

Consulting compensation and benefits expense increased by $27.6 million, or 6%, to $478.5 million in fiscal 2023 from $450.9 million in fiscal 2022. Exchange rates favorably impacted compensation and benefits by $16.5 million, or 4%, in fiscal 2023 compared to fiscal 2022. The increase in compensation and benefits expense was primarily due to increases in salaries and related payroll taxes of $22.2 million and employer insurance of $2.5 million. These increases were due to the segment's revenue growth coupled which resulted in an increase in average headcount of 7% in fiscal 2023 compared to fiscal 2022, and wage inflation. Also contributing to higher compensation and benefits expense was an increase in deferred compensation expense of $2.6 million in fiscal 2023 compared to fiscal 2022. Consulting compensation and benefits expense, as a percentage of fee revenue, increased to 71% in fiscal 2023 from 69% in fiscal 2022.

Digital compensation and benefits expense increased by $11.3 million, or 6%, to $189.1 million in fiscal 2023 from $177.8 million in fiscal 2022. Exchange rates favorably impacted compensation and benefits by $7.5 million, or 4%, in fiscal 2023



compared to fiscal 2022. The increase in compensation and benefits expense was primarily due to an increase in salaries and related payroll taxes of $13.8 million due to a 9% increase in average headcount in fiscal 2023 compared to fiscal 2022 and wage inflation. The increase was partially offset by a decrease in performance-related bonus expense of $3.0 million. Digital compensation and benefits expense, as a percentage of fee revenue, increased to 53% in fiscal 2023 from 51% in fiscal 2022.

Executive Search North America compensation and benefits expense increased by $9.0 million, or 2%, to $386.1 million in fiscal 2023 compared to $377.1 million in fiscal 2022. Exchange rates favorably impacted compensation and benefits by $1.0 million in fiscal 2023 compared to fiscal 2022. The increase in compensation and benefits expense was primarily due to higher salaries and related payroll taxes of $12.4 million and an increase in employer insurance of $1.6 million. These increases were due to an increase in average headcount of 10% in fiscal 2023 compared to fiscal 2022 and wage inflation. Also contributing to the increase in compensation and benefits expense was an increase in deferred compensation expense of $12.4 million due to an increase in the fair market value of participants' accounts in fiscal 2023 compared to fiscal 2022. The increase was partially offset by lower performance-related bonus expense of $12.4 million as a result of lower fee revenue and a decrease in the amortization of long-term incentive awards of $4.9 million. Executive Search North America compensation and benefits expense, as a percentage of fee revenue, increased to 69% in fiscal 2023 from 62% in fiscal 2022.

Executive Search EMEA compensation and benefits expense increased by $7.4 million, or 6%, to $140.5 million in fiscal 2023 compared to $133.1 million in fiscal 2022. Exchange rates favorably impacted compensation and benefits by $8.2 million, or 6%, in fiscal 2023 compared to fiscal 2022. The increase in compensation and benefits expense was primarily due to higher performance-related bonus expense of $4.5 million, salaries and related payroll taxes of $2.5 million and amortization of long-term incentive awards of $1.1 million in fiscal 2023 compared to fiscal 2022. These increases were due to the Executive search EMEA segment's revenue growth combined with an increase in average headcount of 11% in fiscal 2023 compared to fiscal 2022. Executive Search EMEA compensation and benefits expense, as a percentage of fee revenue, increased to 75% in fiscal 2023 from 73% in fiscal 2022.

Executive Search Asia Pacific compensation and benefits expense decreased by $10.4 million, or 14%, to $61.9 million in fiscal 2023 compared to $72.3 million in fiscal 2022. Exchange rates favorably impacted compensation and benefits by $4.3 million, or 6%, in fiscal 2023 compared to fiscal 2022. The decrease in compensation and benefits expense was primarily due to a decrease in performance-related bonus expense of $8.3 million in fiscal 2023 compared to fiscal 2022 due to lower segment fee revenue. Executive Search Asia Pacific compensation and benefits expense, as a percentage of fee revenue, increased to 65% in fiscal 2023 from 61% in fiscal 2022.

Executive Search Latin America compensation and benefits expense increased by $2.0 million, or 11%, to $20.4 million in fiscal 2023 compared to $18.4 million in fiscal 2022. Exchange rates unfavorably impacted compensation and benefits by $0.1 million, in fiscal 2023 compared to fiscal 2022. The increase in compensation and benefits expense was primarily due to an increase in salaries and related payroll taxes as a result of the segment's fee revenue growth with an increase in average headcount of 8% in fiscal 2023 compared to fiscal 2022. Executive Search Latin America compensation and benefits expense, as percentage of fee revenue, increased to 66% in fiscal 2023 from 63% in fiscal 2022.

Professional Search & Interim compensation and benefits expense increased by $74.5 million, or 50%, to $223.3 million in fiscal 2023 compared to $148.8 million in fiscal 2022. Exchange rates favorably impacted compensation and benefits by $2.9 million, or 2%, in fiscal 2023 compared to fiscal 2022. The increase in compensation and benefits expense was primarily due to higher salaries and related payroll taxes of $52.0 million, commission expense of $18.0 million, employee insurance of $3.9 million and integration/acquisition costs of $6.4 million due to the acquisitions of the Acquired Companies, which resulted in a 55% increase in the average headcount in fiscal 2023 compared to fiscal 2022. This increase was partially offset by a decrease of $8.0 million in performance-related bonus expense. Professional Search & Interim compensation and benefits expense, as a percentage of fee revenue, decreased to 44% in fiscal 2023 from 50% in fiscal 2022.

RPO compensation and benefits expense increased by $35.8 million, or 12%, to $339.0 million in fiscal 2023 from $303.2 million in fiscal 2022. Exchange rates favorably impacted compensation and benefits by $13.1 million, or 4%, in fiscal 2023 compared to fiscal 2022. The increase in compensation and benefits expense was primarily due to higher salaries and related payroll taxes of $42.1 million and employer insurance of $6.1 million as a result of the segment's fee revenue growth combined with an increase in average headcount of 18% in fiscal 2023 compared to fiscal 2022. Also contributing to the higher compensation and benefits expense was the increase in severance expense of $3.2 million. This increase was partially offset by decreases in performance-related bonus expense of $12.6 million and in the use of outside contractors of $5.4 million. RPO compensation and benefits expense, as a percentage of fee revenue, increased to 80% in fiscal 2023 from 77% in fiscal 2022.

Corporate compensation and benefits expense increased by $2.7 million, or 5%, to $62.4 million in fiscal 2023 from $59.7 million in fiscal 2022. The increase in compensation and benefits expense was primarily driven by higher salaries and related payroll taxes of $4.5 million due to an increase in average headcount of 13% in fiscal 2023 compared to fiscal 2022, and to a lesser extent to an increase in stock-based compensation expense of $2.3 million and the use of outside contractors of $1.3 million. Also contributing to the increase in compensation and benefits expense was an increase in deferred compensation expense of $1.1 million due to increases in the fair value of participants' accounts. The increase was



partially offset by an increase in the cash surrender value ("CSV") of company-owned life insurance ("COLI") of $4.8 million as a result of increased death benefits, and a decrease in the amortization of long-term incentive awards of $1.2 million in fiscal 2023 compared to fiscal 2022.

General and Administrative Expenses

General and administrative expenses increased by $31.2 million, or 13%, to $268.5 million in fiscal 2023 compared to $237.3 million in fiscal 2022. Exchange rates favorably impacted general and administrative expenses by $12.5 million, or 5%, in fiscal 2023 compared to fiscal 2022. The increase in general and administrative expenses was primarily due to higher marketing and business development expenses of $15.9 million and an increase in computer software licenses expense of $9.0 million, which contributed to the increase in fee revenue in fiscal 2023 compared to fiscal 2022, as well as an increase in legal and other professional fees of $6.7 million. General and administrative expenses, as a percentage of fee revenue, was 9% in both fiscal 2023 and fiscal 2022.

Consulting general and administrative expenses increased by $6.4 million, or 12%, to $57.9 million in fiscal 2023 compared to $51.5 million in fiscal 2022. The increase in general and administrative expenses was primarily due to increases in impairment charges of $3.1 million associated with the reduction of the Company's real estate footprint and marketing and business development expenses of $2.1 million related to fee revenue growth. Also contributing to the increase in general and administrative expenses was an increase in foreign exchange losses of $2.0 million in fiscal 2023 compared to fiscal 2022. Consulting general and administrative expenses, as a percentage of fee revenue, increased to 9% in fiscal 2023 from 8% in fiscal 2022.

Digital general and administrative expenses increased by $9.6 million, or 31%, to $40.6 million in fiscal 2023 compared to $31.0 million in fiscal 2022. The increase in general and administrative expenses was primarily due to higher computer software licenses expense of $3.2 million and an increase in marketing and business development expenses of $3.1 million. Also contributing to the increase in general and administrative expense was an increase in impairment charges of $1.7 million associated with the reduction of the Company's real estate footprint and an increase in foreign exchange losses of $1.5 million in fiscal 2023 compared to fiscal 2022. Digital general and administrative expenses, as a percentage of fee revenue, increased to 11% in fiscal 2023 from 9% in fiscal 2022.

Executive Search North America general and administrative expenses increased by $1.6 million, or 5%, to $32.4 million in fiscal 2023 from $30.8 million in fiscal 2022. The increase in general and administrative expenses was primarily due to an increase in marketing and business development expenses of $2.1 million, partially offset by foreign exchange gains of $0.2 million in fiscal 2023 compared to foreign exchange losses of $0.4 million in fiscal 2022. Executive Search North America general and administrative expenses, as a percentage of fee revenue, increased to 6% in fiscal 2023 from 5% in fiscal 2022.

Executive Search EMEA general and administrative expenses decreased by $3.3 million, or 18%, to $14.7 million in fiscal 2023 from $18.0 million in fiscal 2022. The decrease in general and administrative expenses was primarily due to a decrease in premise and office expense of $3.3 million due to impairment charges recorded in fiscal 2022 and as a result of the reduction of the Company's real estate footprint. Also contributing to the decrease is the impact of foreign currency with foreign currency gains of $0.3 million in fiscal 2023 compared to foreign exchange losses of $0.7 million in fiscal 2022. This decrease was partially offset by an increase in marketing and business development expense of $1.0 million related to fee revenue growth in fiscal 2023 compared to fiscal 2022. Executive Search EMEA general and administrative expenses, as a percentage of fee revenue, decreased to 8% in fiscal 2023 from 10% in fiscal 2022.

Executive Search Asia Pacific general and administrative expenses decreased by $1.3 million, or 12%, to $9.7 million in fiscal 2023 from $11.0 million in fiscal 2022. The decrease in general and administrative expenses was primarily due to decreases in bad debt expense of $0.7 million and premise and office expense of $0.6 million in fiscal 2023 compared to fiscal 2022. Executive Search Asia Pacific general and administrative expenses, as a percentage of fee revenue, increased to 10% in fiscal 2023 from 9% in fiscal 2022.

Executive Search Latin America general and administrative expenses increased by $0.5 million, or 56%, to $1.4 million in fiscal 2023 from $0.9 million in fiscal 2022. The increase in general and administrative expenses was primarily due to a gain recorded in fiscal 2022 due to the termination of a lease agreement in Mexico, thereby increasing premise and office expense by $1.7 million, partially offset by an increase in foreign exchange gains of $0.8 million in fiscal 2023 compared to fiscal 2022. Executive Search Latin America general and administrative expenses, as a percentage of fee revenue, increased to 4% in fiscal 2023 from 3% in fiscal 2022.

Professional Search & Interim general and administrative expenses increased by $10.1 million, or 50%, to $30.3 million in fiscal 2023 from $20.2 million in fiscal 2022. The increase in general and administrative expenses was primarily due to increases in bad debt expense of $5.4 million, marketing and business development expenses of $2.4 million, premise and office expense of $1.3 million and integration/acquisition costs of $0.8 million in fiscal 2023 compared to fiscal 2022. Professional Search & Interim general and administrative expenses, as a percentage of fee revenue, decreased to 6% in fiscal 2023 from 7% in fiscal 2022.

RPO general and administrative expenses increased by $0.9 million, or 4%, to $21.3 million in fiscal 2023 from $20.4 million in fiscal 2022. The increase in general and administrative expenses was primarily due to increases in marketing and business development expenses of $1.0 million, legal and other professional fees of $0.4 million, as well as a foreign



exchange losses of $1.2 million in fiscal 2023 as opposed to foreign exchange gains of $0.8 million in fiscal 2022. This increase was partially offset by a lower bad debt expense of $2.5 million in fiscal 2023 compared to fiscal 2022. RPO general and administrative expenses, as a percentage of fee revenue, was 5% in both fiscal 2023 and fiscal 2022.

Corporate general and administrative expenses increased by $6.6 million, or 12%, to $60.1 million in fiscal 2023 compared to $53.5 million in fiscal 2022. The increase in general and administrative expenses was primarily due to increases in legal and other professional fees of $3.9 million, marketing and business development expenses of $3.8 million, as well as premise and office expense of $2.7 million, partially offset by an increase in foreign exchange gains of $2.3 million in fiscal 2023 compared to fiscal 2022.

Cost of Services Expense

Cost of services expense consists of contractor and product costs related to the delivery of various services and products through Consulting, Digital, Professional Search & Interim and RPO. Cost of services expense was $238.5 million in fiscal 2023, an increase of $124.1 million, or 108%, compared to $114.4 million in fiscal 2022. Professional Search & Interim accounts for $122.9 million of the increase primarily due to the acquisitions of the Acquired Companies which, includes a significant amount of interim business as part of the services they perform which has higher cost of services expense compared to other services Korn Ferry provides. As the interim business becomes an increasing portion of our fee revenue, we expect cost of services expense to continue to increase in future periods. The rest of the increase was from the Consulting segment driven by the increase in fee revenue in the segment. Cost of services expense, as a percentage of fee revenue, increased to 8% in fiscal 2023 from 4% in fiscal 2022 due to the acquisition of the Acquired Companies.

Depreciation and Amortization Expenses

Depreciation and amortization expenses were $68.3 million in fiscal 2023, an increase of $4.8 million, or 8%, compared to $63.5 million in fiscal 2022. The increase was primarily due to the amortization of intangible assets due to the acquisition of the Acquired Companies.

Restructuring Charges, Net

In fiscal 2023, we implemented the Plan to realign our workforce with our business needs and objectives. As a result, we recorded restructuring charges, net of $42.6 million during fiscal 2023. There were no restructuring charges, net in fiscal 2022.

Net Income Attributable to Korn Ferry

Net income attributable to Korn Ferry decreased by $116.9 million, to $209.5 million in fiscal 2023 compared to $326.4 million in fiscal 2022. The decrease in net income attributable to Korn Ferry was driven by increases in compensation and benefits expense, cost of services expense, general and administrative expenses, and restructuring charges, net in fiscal 2023 compared to fiscal 2022. This decrease was partially offset by an increase in fee revenue, lower income tax provision and an increase in other income (loss), net in fiscal 2023 compared to fiscal 2022. Net income attributable to Korn Ferry, as a percentage of fee revenue, was 7% and 12% in fiscal 2023 and 2022, respectively.

Adjusted EBITDA

Adjusted EBITDA a decrease of $81.6 million to $457.3 million in fiscal 2023 compared to $538.9 million in fiscal 2022. The decrease in Adjusted EBITDA was driven by increases in compensation and benefits expense (excluding integration/acquisition costs), cost of services expense, and general and administrative expenses (excluding integration/acquisition costs and impairment charges), partially offset by increases in fee revenue and other income (loss), net in fiscal 2023 compared to fiscal 2022. Adjusted EBITDA, as a percentage of fee revenue, was 16% in fiscal 2023 compared to 21% in fiscal 2022. Adjusted EBITDA margin decreased primarily due to a change in fee revenue mix, with a decrease in fee revenue in Executive Search and Permanent Placement, which have higher margins, and being replaced with fee revenue in Interim that has lower margins, but is more resilient to economic factors and in line with our strategy

Consulting Adjusted EBITDA was $108.5 million in fiscal 2023, a decrease of $7.6 million, or 7%, compared to $116.1 million in fiscal 2022. The decrease in Adjusted EBITDA was driven by increases in compensation and benefits expense, general and administrative expenses (excluding impairment charges), and cost of services expense, partially offset by an increase in fee revenue in fiscal 2023 compared to fiscal 2022. Consulting Adjusted EBITDA, as a percentage of fee revenue, was 16% in fiscal 2023 compared to 18% in fiscal 2022.

Digital Adjusted EBITDA was $97.5 million in fiscal 2023, a decrease of $12.6 million, or 11%, compared to $110.1 million in fiscal 2022. The decrease in Adjusted EBITDA was mainly driven by increases in compensation and benefits expense and general and administrative expenses (excluding impairment charges), partially offset by an increase in fee revenue in fiscal 2023 compared to fiscal 2022. Digital Adjusted EBITDA, as a percentage of fee revenue, was 27% in fiscal 2023 compared to 32% in fiscal 2022.

Executive Search North America Adjusted EBITDA decreased by $40.7 million, or 22%, to $140.9 million in fiscal 2023 compared to $181.6 million in fiscal 2022. The decrease in Adjusted EBITDA was primarily driven by lower fee revenue in the segment, coupled with increases in compensation and benefits expense and general and administrative expenses,



partially offset by an increase in other income (loss), net in fiscal 2023 compared to fiscal 2022. Executive Search North America Adjusted EBITDA, as a percentage of fee revenue, was 25% in fiscal 2023 compared to 30% in fiscal 2022.

Executive Search EMEA Adjusted EBITDA decreased by $0.4 million, or 1%, to $31.4 million in fiscal 2023 compared to $31.8 million in fiscal 2022. The decrease in Adjusted EBITDA was driven by an increase in compensation and benefits expense, partially offset by higher fee revenue in the segment and a decrease in general and administrative expenses (excluding impairment charges). Executive Search EMEA Adjusted EBITDA, as a percentage of fee revenue, was 17% in both fiscal 2023 and fiscal 2022.

Executive Search Asia Pacific Adjusted EBITDA decreased by $10.9 million, or 31%, to $24.2 million in fiscal 2023 compared to $35.1 million in fiscal 2022. The decrease in Adjusted EBITDA was primarily driven by lower fee revenue in the segment, partially offset by decreases in the compensation and benefits expense and general and administrative expenses in fiscal 2023 compared to fiscal 2022. Executive Search Asia Pacific Adjusted EBITDA, as a percentage of fee revenue, was 25% in fiscal 2023 compared to 30% in fiscal 2022.

Executive Search Latin America Adjusted EBITDA increased by $0.3 million, or 3%, to $9.4 million in fiscal 2023 compared to $9.1 million in fiscal 2022. The increase in Adjusted EBITDA was driven by higher fee revenue in the segment and an increase in other income (loss), net, partially offset by an increase in compensation and benefits expense in fiscal 2023 compared to fiscal 2022. Executive Search Latin America Adjusted EBITDA, as a percentage of fee revenue, was 30% in fiscal 2023 compared to 31% in fiscal 2022.

Professional Search & Interim Adjusted EBITDA was $110.9 million in fiscal 2023, an increase of $4.9 million, or 5%, compared to $106.0 million in fiscal 2022. The increase in Adjusted EBITDA was mainly driven by higher fee revenue in the segment as a result of the acquisition of the Acquired Companies, partially offset by increases in cost of services expense, compensation and benefits expense (excluding integration/acquisition costs) and general and administrative expenses (excluding impairment charges and integration/acquisition costs) in fiscal 2023 compared to fiscal 2022. Professional Search & Interim Adjusted EBITDA, as a percentage of fee revenue, was 22% in fiscal 2023 compared to 36% in fiscal 2022.

RPO Adjusted EBITDA was $52.6 million in fiscal 2023, a decrease of $6.5 million, or 11%, compared to $59.1 million in fiscal 2022. The decrease in Adjusted EBITDA was mainly driven by increases in compensation and benefits expense and general and administrative expenses (excluding impairment charges), partially offset by higher fee revenue in the segment in fiscal 2023 compared to fiscal 2022. RPO Adjusted EBITDA, as a percentage of fee revenue, was 12% in fiscal 2023 compared to 15% in fiscal 2022.

Other Income (Loss), Net

Other income, net was $5.3 million in fiscal 2023 compared to other loss, net of $11.9 million in fiscal 2022. The difference was primarily due to gains from the fair value of our marketable securities in fiscal 2023 compared to losses in fiscal 2022.

Interest Expense, Net

Interest expense, net primarily relates to our Notes issued in December 2019, borrowings under our COLI policies and interest cost related to our deferred compensation plans, which are partially offset by interest earned on cash and cash equivalent balances. Interest expense, net was $25.9 million in fiscal 2023 compared to $25.3 million in fiscal 2022.

Income Tax Provision
The provision for income tax was $82.7 million in fiscal 2023 compared to $102.1 million in fiscal 2022. This reflects a 28% effective tax rate for fiscal 2023 compared to a 24% effective tax rate for fiscal 2022. In addition to the impact of U.S. state income taxes and jurisdictional mix of earnings, which generally create variability in our effective tax rate over time, the higher effective tax rate in fiscal 2023 was affected by a tax expense recorded for withholding taxes that are not eligible for credit. The fiscal 2022 effective tax rate was lower due to a tax benefit recorded in connection with tax credits for eligible research and development expenditures incurred in fiscal 2022 and the four immediately preceding fiscal years.

Net Income Attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest represents the portion of a subsidiary's net earnings that are attributable to shares of such subsidiary not held by Korn Ferry that are included in the consolidated results of income. Net income attributable to noncontrolling interest was $3.5 million and $4.5 million in fiscal 2023 and fiscal 2022, respectively.

Fiscal 2022 compared to Fiscal 2021

During fiscal 2023, the Company changed the composition of its global segments. The Professional Search & Interim segment and RPO segment were previously included in the RPO & Professional Search segment. Segment data for fiscal 2022 and 2021 have been recast to reflect the division of the RPO & Professional Search segment into the Professional Search & Interim and RPO segments.

Fee Revenue

Fee Revenue. Fee revenue increased by $816.7 million, or 45.1%, to $2,626.7 million in fiscal 2022 compared to $1,810.0 million in fiscal 2021. Exchange rates unfavorably impacted fee revenue by $2.8 million, in fiscal 2022 compared to fiscal 2021. The higher fee revenue was attributable to increases in all lines of business primarily due to an increase in new



business driven by the increased relevance of the Company's solutions and the acquisition of The Lucas Group that closed on November 1 2021 and Patina that closed on April 1, 2022 ("Acquired Companies in fiscal 2022") in the Professional Search & Interim segment. Further, the coronavirus pandemic ("COVID-19") adversely impacted demand for the Company's services on a worldwide basis in fiscal 2021.

Consulting. Consulting reported fee revenue of $650.2 million in fiscal 2022, an increase of $134.4 million, or 26%, compared to $515.8 million in fiscal 2021. The increase in fee revenue was partially driven by our Organizational Strategy work in organization and job redesign, people strategy and culture transformation. In addition, our diversity, equity & inclusion ("DE&I") business remained strong in fiscal 2022 as we helped clients move the needle on their diversity efforts. Also, greater expectations for organizations to be a force for good in society more broadly has been increasing demand for our environmental and social governance ("ESG") and sustainability offerings. Leadership Development continues to focus on the importance of increasing employee engagement through coaching and structured leadership workshops. Assessment and Succession increased as clients rely on Korn Ferry's robust data, science and IP to fuel leadership and scaled workforce transformations. Finally, growth in Total Rewards was fueled by global compensation and retention challenges associated with labor market dislocation; merger & acquisition and IPO activity; and increased focus on executive pay and governance issues, all of which increased pressure to offer higher and more competitive compensation. Exchange rates unfavorably impacted fee revenue by $2.8 million, or 1%, compared to fiscal 2021.

Digital. Digital reported fee revenue of $349.0 million in fiscal 2022, an increase of $61.7 million, or 21%, compared to $287.3 million in fiscal 2021. The increase in fee revenue was primarily due to Professional Development where we targeted new offerings and partnerships in fiscal 2022 to meet the growing need of companies focusing on sales effectiveness. We had double digit increases in fee revenue across our other solutions focusing on assessment, total rewards and organizational strategy as companies focused on retaining and rewarding key talent to reduce levels of attrition from dislocation in the labor markets. Exchange rates unfavorably impacted fee revenue by $1.8 million, or 1%, compared to fiscal 2021.

Executive Search North America. Executive Search North America reported fee revenue of $605.7 million in fiscal 2022, an increase of $208.4 million, or 52%, compared to $397.3 million in fiscal 2021. Exchange rates favorably impacted fee revenue by $1.3 million in fiscal 2022 compared to fiscal 2021. North America's fee revenue was higher due to a 35% increase in the number of engagements billed and a 12% increase in the weighted-average fees billed per engagement (calculated using local currency) in fiscal 2022 compared to fiscal 2021.

Executive Search EMEA. Executive Search EMEA reported fee revenue of $182.2 million in fiscal 2022, an increase of $43.2 million, or 31%, compared to $139.0 million in fiscal 2021. Exchange rates unfavorably impacted fee revenue by $0.5 million in fiscal 2022 compared to fiscal 2021. The increase in fee revenue was due to a 15% increase in the number of engagements billed and a 14% increase in the weighted-average fees billed per engagement (calculated using local currency) in fiscal 2022 compared to fiscal 2021. The performance in the United Kingdom, France, the United Arab Emirates and Belgium were the primary contributors to the increase in fee revenue in fiscal 2022 compared to fiscal 2021, driving $31.0 million of increased revenue.

Executive Search Asia Pacific. Executive Search Asia Pacific reported fee revenue of $118.6 million in fiscal 2022, an increase of $35.3 million, or 42%, compared to $83.3 million in fiscal 2021. Exchange rates favorably impacted fee revenue by $0.6 million, or 1%, in fiscal 2022 compared to fiscal 2021. The increase in fee revenue was due to a 27% increase in the number of engagements billed and an 11% increase in the weighted-average fees billed per engagement (calculated using local currency) in fiscal 2022 compared to fiscal 2021. The performance in Australia, India, China and Singapore were the primary contributors to the increase in fee revenue in fiscal 2022 compared to fiscal 2021, contributing $28.8 million of increased fee revenue.

Executive Search Latin America. Executive Search Latin America reported fee revenue of $29.1 million in fiscal 2022, an increase of $11.6 million, or 66%, compared to $17.5 million in fiscal 2021. Exchange rates favorably impacted fee revenue by $0.2 million, or 1%, in fiscal 2022 compared to fiscal 2021. The increase in fee revenue was due to a 34% increase in the number of engagements billed and a 22% increase in the weighted-average fees billed per engagement (calculated using local currency) in fiscal 2022 compared to fiscal 2021. The performance in Mexico, Brazil and Chile were the primary contributors to the increase in fee revenue in fiscal 2022 compared to fiscal 2021, driving $9.4 million of increased revenue.

Professional Search & Interim. Professional Search & Interim reported fee revenue of $297.1 million in fiscal 2022, an increase of $166.3 million, or 127%, compared to $130.8 million in fiscal 2021. Exchange rates favorably impacted fee revenue by $0.3 million compared to fiscal 2021. The increase in Professional Search & Interim fee revenue was due to an 86% increase in engagements billed and a 21% increase in the weighted-average fees billed per engagement in fiscal 2022 compared to fiscal 2021. The increase in Professional Search fee revenue was also due to the acquisition of the Acquired Companies in fiscal 2022, which contributed $69.3 million and $4.1 million of fee revenue, respectively.

RPO. RPO reported fee revenue of $394.8 million in fiscal 2022, an increase of $155.8 million, or 65%, compared to $239.0 million in fiscal 2021. Exchange rates unfavorably impacted fee revenue by $0.1 million compared to fiscal 2021. The increase in fee revenue was due to the wider adoption of RPO services in the market.



Compensation and Benefits

Compensation and benefits expense increased $443.6 million, or 34% to $1,741.5 million in fiscal 2022 from $1,297.9 million in fiscal 2021. Exchange rates favorably impacted compensation and benefits by $0.3 million in fiscal 2022 compared to fiscal 2021. The increase in compensation and benefits expense was primarily due to increases in salaries and related payroll taxes of $230.4 million, performance-related bonus expense of $160.3 million, amortization of long-term incentive awards of $16.4 million, employer insurance of $13.8 million and the use of outside contractors of $9.3 million. These increases were due to the increase in fee revenue combined with increases in overall profitability and average headcount. Also contributing to higher compensation and benefits expense was an increase in commission expense of $28.5 million due to the Acquired Companies in fiscal 2022, partially offset by a decrease in deferred compensation expenses of $30.7 million as a result of decreases in the fair value of participants' accounts in fiscal 2022 compared to fiscal 2021. Compensation and benefits expense, as a percentage of fee revenue, decreased to 66% in fiscal 2022 from 72% in fiscal 2021.

Consulting compensation and benefits expense increased by $90.5 million, or 25%, to $450.9 million in fiscal 2022 from $360.4 million in fiscal 2021. Exchange rates favorably impacted compensation and benefits by $1.2 million in fiscal 2022 compared to fiscal 2021. The increase in compensation and benefits expense was primarily due to increases in salaries and related payroll taxes of $48.9 million, performance-related bonus expense of $24.5 million, amortization of long-term incentive awards of $5.0 million and employer insurance of $2.7 million due to an increase in fee revenue combined with increases in overall profitability and average headcount in fiscal 2022 compared to fiscal 2021. Consulting compensation and benefits expense, as a percentage of fee revenue, decreased to 69% in fiscal 2022 from 70% in fiscal 2021.

Digital compensation and benefits expense increased by $31.1 million, or 21%, to $177.8 million in fiscal 2022 from $146.7 million in fiscal 2021. The impact of exchange rates was essentially flat in fiscal 2022 compared to fiscal 2021. The increase in compensation and benefits expense was primarily due to increases in performance-related bonus expense of $11.4 million, salaries and related payroll taxes of $7.9 million and commission expenses of $5.8 million in fiscal 2022 compared to fiscal 2021 as a result of an increase in fee revenue combined with increases in overall profitability and average headcount. Digital compensation and benefits expense, as a percentage of fee revenue, was 51% in both fiscal 2022 and fiscal 2021.

Executive Search North America compensation and benefits expense increased by $77.6 million, or 26%, to $377.1 million in fiscal 2022 compared to $299.5 million in fiscal 2021. Exchange rates unfavorably impacted compensation and benefits by $0.7 million in fiscal 2022 compared to fiscal 2021. The increase was primarily due to increases in performance-related bonus expense of $82.6 million and salaries and related payroll taxes of $24.6 million due to the increase in fee revenue combined with increases in overall profitability and average headcount in fiscal 2022 compared to fiscal 2021. The increases in compensation and benefits expense was partially offset by a decrease in the amounts owed under certain deferred compensation and retirement plans of $35.4 million due to a decrease in the fair market value of the participants accounts in fiscal 2022 compared to fiscal 2021. Executive Search North America compensation and benefits expense, as a percentage of fee revenue, decreased to 62% in fiscal 2022 from 75% in fiscal 2021.

Executive Search EMEA compensation and benefits expense increased by $22.0 million, or 20%, to $133.1 million in fiscal 2022 compared to $111.1 million in fiscal 2021. Exchange rates favorably impacted compensation and benefits by $0.5 million in fiscal 2022 compared to fiscal 2021. The increase was primarily due to higher salaries and related payroll taxes of $12.6 million and performance-related bonus expense of $8.2 million in fiscal 2022 compared to fiscal 2021 due to the increase in fee revenue combined with an increase in overall profitability. Executive Search EMEA compensation and benefits expense, as a percentage of fee revenue, decreased to 73% in fiscal 2022 from 80% in fiscal 2021.

Executive Search Asia Pacific compensation and benefits expense increased by $14.0 million, or 24%, to $72.3 million in fiscal 2022 compared to $58.3 million in fiscal 2021. Exchange rates unfavorably impacted compensation and benefits by $0.4 million, or 1%, in fiscal 2022 compared to fiscal 2021. The increase was primarily due to increases in performance-related bonus expense of $10.2 million and salaries and related payroll taxes of $6.2 million in fiscal 2022 compared to fiscal 2021 due to an increase in fee revenue combined with an increase overall profitability. Executive Search Asia Pacific compensation and benefits expense, as a percentage of fee revenue, decreased to 61% in fiscal 2022 from 70% in fiscal 2021.

Executive Search Latin America compensation and benefits expense increased by $4.3 million, or 30%, to $18.4 million in fiscal 2022 compared to $14.1 million in fiscal 2021. Exchange rates unfavorably impacted compensation and benefits by $0.3 million, or 2%, in fiscal 2022 compared to fiscal 2021. The increase was primarily due to higher salaries and related payroll taxes of $2.0 million and performance-related bonus expense of $1.4 million in fiscal 2022 compared to fiscal 2021 due to an increase in fee revenue combined with an increase in overall profitability. Executive Search Latin America compensation and benefits expense, as a percentage of fee revenue, decreased to 63% in fiscal 2022 from 80% in fiscal 2021.

Professional Search & Interim compensation and benefits expense increased by $63.0 million, or 73%, to $148.8 million in fiscal 2022 from $85.8 million in fiscal 2021. The impact of exchange rates was essentially flat in fiscal 2022 compared to fiscal 2021. The increase was due to higher salaries and related payroll taxes of $23.0 million, performance-related bonus of $14.7 million, employer insurance of $2.7 million and the use of outside contractors of $0.8 million due to the increase in fee revenue combined with increases in overall profitability and average headcount in fiscal 2022 compared to fiscal 2021. Also contributing to the increase in compensation and benefits was an increase in commission expenses of $22.7 million and



integration and acquisition costs of $1.9 million driven by the acquisition of the Acquired Companies in fiscal 2022. Professional Search & Interim compensation and benefits expense, as a percentage of fee revenue, decreased to 50% in fiscal 2022 from 66% in fiscal 2021.

RPO compensation and benefits expense increased by $124.3 million, or $69%, to $303.2 million in fiscal 2022 from $178.9 million in fiscal 2021. The impact of exchange rates was essentially flat in fiscal 2022 compared to fiscal 2021. The increase was primarily due to higher salaries and related payroll taxes of $99.1 million, employer insurance of $5.7 million and the use of outside contractors of $4.2 million due to increases in revenue and average headcount in fiscal 2022 compared to fiscal 2021. RPO compensation and benefits expense, as a percentage of fee revenue, increased to 77% in fiscal 2022 from 75% in fiscal 2021.

Corporate compensation and benefits expense increased by $16.5 million, or 38%, to $59.7 million in fiscal 2022 from $43.2 million in fiscal 2021. The increase of $7.2 million was due to the changes in CSV of the COLI contracts due to lower death benefits recognized in fiscal 2022 compared to fiscal 2021. Also contributing to the increase was higher salaries and related payroll taxes of $6.0 million and performance-related bonus expense of $4.2 million due to an increase in consolidated fee revenue, combined with increases in overall profitability and average headcount in fiscal 2022 compared to fiscal 2021.

General and Administrative Expenses

General and administrative expenses increased $45.5 million, or 24%, to $237.3 million in fiscal 2022 compared to $191.8 million in fiscal 2021. Exchange rates favorably impacted general and administrative expenses by $0.9 million in fiscal 2022 compared to fiscal 2021. The increase in general and administrative expenses was primarily due to higher marketing and business development expenses of $14.0 million, which contributed to the increase in fee revenue and new business in fiscal 2022, as well as an increase in premise and office expense of $6.9 million, bad debt expense of $5.8 million and legal and other professional fees of $5.3 million. In addition, the Company recorded impairment charges associated with the reduction of the Company's real estate footprint of $9.3 million and integration and acquisition costs of $6.0 million incurred with the acquisition of the Acquired Companies in fiscal 2022. General and administrative expenses, as a percentage of fee revenue, decreased to 9% in fiscal 2022 from 11% in fiscal 2021.

Consulting general and administrative expenses increased by $2.9 million, or 6%, to $51.5 million in fiscal 2022 compared to $48.6 million in fiscal 2021. The increase in general and administrative expenses was primarily due to impairment charges associated with the reduction of the Company's real estate footprint of $2.8 million in fiscal 2022. Consulting general and administrative expenses, as a percentage of fee revenue, decreased to 8% in fiscal 2022 from 9% in fiscal 2021.

Digital general and administrative expenses increased by $1.9 million, or 7%, to $31.0 million in fiscal 2022 compared to $29.1 million in fiscal 2021. The increase in general and administrative expenses was primarily due to impairment charges associated with the reduction of the Company's real estate footprint of $1.5 million in fiscal 2022. Digital general and administrative expenses, as a percentage of fee revenue, decreased to 9% in fiscal 2022 from 10% in fiscal 2021.

Executive Search North America general and administrative expenses increased by $3.9 million, or 14%, to $30.8 million in fiscal 2022 from $26.9 million in fiscal 2021. The increase in general and administrative expenses was primarily due to increases in business development expenses of $2.4 million and bad debt expense of $0.7 million. Executive Search North America general and administrative expenses, as a percentage of fee revenue, was 5% in fiscal 2022 compared to 7% in fiscal 2021.

Executive Search EMEA general and administrative expenses increased by $2.0 million, or 13%, to $18.0 million in fiscal 2022 from $16.0 million in fiscal 2021. The increase in general and administrative expenses was primarily due to impairment charges associated with the reduction of the Company's real estate footprint of $1.1 million and the impact of foreign currency with foreign exchange losses of $0.7 million in fiscal 2022 compared to foreign currency gains of $0.3 million in fiscal 2021. Executive Search EMEA general and administrative expenses, as a percentage of fee revenue was 10% in fiscal 2022 compared to 12% in fiscal 2021.

Executive Search Asia Pacific general and administrative expenses increased by $2.4 million, or 28%, to $11.0 million in fiscal 2022 from $8.6 million in fiscal 2021. The increase in general and administrative expenses was primarily due to higher bad debt expense of $1.0 million in fiscal 2022 compared to fiscal 2021. Executive Search Asia Pacific general and administrative expenses, as a percentage of fee revenue, was 9% in fiscal 2022 compared to 10% in fiscal 2021.

Executive Search Latin America general and administrative expenses decreased by $1.3 million, or 59%, to $0.9 million in fiscal 2022 from $2.2 million in fiscal 2021. The decrease in general and administrative expenses was primarily due to lower premise and office expenses of $1.4 million in fiscal 2022 compared to fiscal 2021. Executive Search Latin America general and administrative expenses, as a percentage of fee revenue, was 3% in fiscal 2022 compared to 12% in fiscal 2021.

Professional Search & Interim general and administrative expenses increased by $12.2 million, or 153%, to $20.2 million in fiscal 2022 from $8.0 million in fiscal 2021. The increase in general and administrative expenses was primarily due to an increase in premise and office expense of $4.4 million, impairment charges associated with the reduction of the Company's real estate footprint of $2.3 million, higher bad debt expense of $2.1 million, and integration and acquisition costs of $1.8 million. Professional Search & Interim general and administrative expenses, as a percentage of revenue, was 7% in fiscal 2022 compared to 6% in fiscal 2021.



RPO general and administrative expenses increased by $3.6 million, or 21%, to $20.4 million in fiscal 2022 from $16.8 million in fiscal 2021. The increase was primarily due to higher bad debt expense of $1.6 million, and impairment charges associated with the reduction of the Company's real estate footprint of $1.6 million. RPO general administrative expenses, as a percentage of revenue, was 5% in fiscal 2022 compared to 7% in fiscal 2021.

Corporate general and administrative expenses increased by $18.0 million, or 51%, to $53.5 million in fiscal 2022 compared to $35.5 million in fiscal 2021. The increase in general and administrative expenses was primarily due to higher marketing expense of $7.2 million, integration and acquisition costs of $4.2 million due to the acquisition of the Acquired Companies in fiscal 2022, legal and other professional fees of $3.8 million and an increase of $1.5 million in charitable contributions in fiscal 2022 compared to fiscal 2021.

Cost of Services Expense

Cost of services expense consists primarily of contractor and product costs related to the delivery of various services and products, primarily in Professional Search & Interim, Consulting, Digital and RPO. Cost of services expense was $114.4 million in fiscal 2022 compared to $72.0 million in fiscal 2021. The increase was due to an increase in fee revenue and the acquisition of the Acquired Companies in fiscal 2022. Cost of services expense, as a percentage of fee revenue, was 4% in both fiscal 2022 and fiscal 2021.

Depreciation and Amortization Expenses

Depreciation and amortization expenses were $63.5 million in fiscal 2022, an increase of $1.7 million, or 3%, compared to $61.8 million in fiscal 2021. The increase was primarily due to technology investments made in the current and prior year in software for our Digital business and the Acquired Companies in fiscal 2022 in the Professional Search & Interim segment.

Restructuring Charges, Net

There were no restructuring charges, net during fiscal 2022. In April 2020, we implemented a restructuring plan in response to the uncertainty caused by COVID-19 that resulted in reductions in our workforce in the fourth quarter of fiscal 2020. We continued the implementation of this plan in fiscal 2021 and as a result recorded restructuring charges, net of $30.7 million of severance costs in fiscal 2021.

Net Income Attributable to Korn Ferry

Net income attributable to Korn Ferry increased by $211.9 million to $326.4 million in fiscal 2022 compared to $114.5 million in fiscal 2021. The increase in net income attributable to Korn Ferry was driven by the increase in fee revenue of $816.7 million, which was driven by the factors discussed above, and restructuring charges, net of $30.7 million incurred in fiscal 2021. This was partially offset by increases in compensation and benefits expense of $443.6 million, cost of services expense of $42.4 million associated with the higher levels of business demand, a higher income tax provision of $54.0 million and general and an increase in administrative expenses of $45.5 million. The rest of the change is due to other loss, net of $11.9 million in fiscal 2022 compared to other income, net of $37.2 million in fiscal 2021. Net income attributable to Korn Ferry, as a percentage of fee revenue, was 12% in fiscal 2022 as compared to 6% in fiscal 2021.

Adjusted EBITDA

Adjusted EBITDA increased by $252.6 million to $538.9 million in fiscal 2022 compared to $286.3 million in fiscal 2021. The increase in Adjusted EBITDA was driven by the increase in fee revenue, partially offset by increases in compensation and benefits expense (excluding integration/acquisition costs), cost of services expense, and general and administrative expenses (excluding integration/acquisition costs and impairment charges). Adjusted EBITDA, as a percentage of fee revenue, was 21% and 16% in fiscal 2022 and 2021.

Consulting Adjusted EBITDA was $116.1 million in fiscal 2022, an increase of $34.6 million, or 42%, compared to $81.5 million in fiscal 2021. The increase in Adjusted EBITDA was driven by higher fee revenue in the segment, as well as cost savings realized from work being conducted virtually. These changes were partially offset by increases in compensation and benefits expense and cost of services expense. Consulting Adjusted EBITDA, as a percentage of fee revenue, was 18% in fiscal 2022 compared to 16% in fiscal 2021.

Digital Adjusted EBITDA was $110.1 million in fiscal 2022, an increase of $24.0 million, or 28%, compared to $86.1 million in fiscal 2021. The increase in Adjusted EBITDA was mainly driven by the increase in fee revenue in the segment, as well as cost savings realized from work being conducted virtually. These changes were partially offset by increases in compensation and benefits expense (excluding integration/acquisition costs) and cost of services expense in fiscal 2022 compared to fiscal 2021. Digital Adjusted EBITDA, as a percentage of fee revenue, was 32% in fiscal 2022 as compared to 30% in fiscal 2021.

Executive Search North America Adjusted EBITDA increased by $83.5 million, or 85%, to $181.6 million in fiscal 2022 compared to $98.1 million in fiscal 2021. The increase was driven by higher fee revenue in the segment, partially offset by an increase in compensation and benefits expense and general and administrative expenses. Executive Search North America Adjusted EBITDA, as a percentage of fee revenue, was 30% in fiscal 2022 compared to 25% in fiscal 2021.

Executive Search EMEA Adjusted EBITDA increased by $20.1 million, or 172%, to $31.8 million in fiscal 2022 compared to $11.7 million in fiscal 2021. The increase in Adjusted EBITDA was driven by higher fee revenue in the segment, partially



offset by increases in compensation and benefits expense and general and administrative expenses (excluding impairment charges). Executive Search EMEA Adjusted EBITDA, as a percentage of fee revenue, was 17% in fiscal 2022 compared to 8% in fiscal 2021.

Executive Search Asia Pacific Adjusted EBITDA increased by $18.4 million, or 110%, to $35.1 million in fiscal 2022 compared to $16.7 million in fiscal 2021. The increase in Adjusted EBITDA was driven by higher fee revenue in the segment, partially offset by increases in the compensation and benefits expense and general and administrative expenses. Executive Search Asia Pacific Adjusted EBITDA, as a percentage of fee revenue, was 30% in fiscal 2022 compared to 20% in fiscal 2021.

Executive Search Latin America Adjusted EBITDA increased by $7.8 million to $9.1 million in fiscal 2022 compared to $1.3 million in fiscal 2021. The increase in Adjusted EBITDA was driven by higher fee revenue in the segment, partially offset by an increase in compensation and benefits expense. Executive Search Latin America Adjusted EBITDA, as a percentage of fee revenue, was 31% in fiscal 2022 compared to 7% in fiscal 2021.

Professional Search & Interim Adjusted EBITDA was $106.0 million in fiscal 2022, an increase of $69.1 million, or 187%, compared to $36.9 million in fiscal 2021. The increase in Adjusted EBITDA was mainly driven by higher fee revenue, partially offset by increases in compensation and benefits expense (excluding integration/acquisition costs), cost of services expense and general and administrative expenses (excluding impairment charges and integration and acquisition costs). Professional Search & Interim Adjusted EBITDA, as a percentage of fee revenue, was 36% in fiscal 2022 compared to 28% in fiscal 2021.

RPO Adjusted EBITDA was $59.1 million in fiscal 2022, an increase of $26.6 million, or 82%, compared to $32.5 million in fiscal 2021. The increase in Adjusted EBITDA was mainly driven by higher fee revenue in the segment, partially offset by increases in compensation and benefits expense, cost of services expense and general and administrative expenses (excluding impairment charges). RPO Adjusted EBITDA, as a percentage of fee revenue, was 15% in fiscal 2022 compared to 14% in fiscal 2021.

Other (Loss) Income, Net

Other loss, net was $11.9 million in fiscal 2022 compared to other income, net of $37.2 million in fiscal 2021. The difference was primarily due to losses from the fair value of our marketable securities in fiscal 2022 compared to gains in fiscal 2021.

Interest Expense, Net

Interest expense, net primarily relates to our Notes issued in December 2019 and borrowings under our COLI policies, which are partially offset by interest earned on cash and cash equivalent balances. Interest expense, net was $25.3 million in fiscal 2022 compared to $29.3 million in fiscal 2021. Interest expense, net decreased due to interest income earned on the death benefits received from our COLI policies in fiscal 2022 and lower interest expense on borrowings under our COLI policies in fiscal 2022 compared to fiscal 2021 due to the lower amount of borrowings outstanding.

Income Tax Provision

The provision for income tax was $102.1 million in fiscal 2022 compared to $48.1 million in fiscal 2021. This reflects a 24% effective tax rate for fiscal 2022 compared to a 29% effective tax rate for fiscal 2021. In addition to the impact of U.S. state income taxes and jurisdictional mix of earnings, which generally create variability in our effective tax rate over time, the lower effective tax rate in fiscal 2022 was partially attributable to a tax benefit recorded in connection with tax credits claimed in the current year for eligible research and development expenditures. The fiscal 2021 effective tax rate was higher due to a tax expense recorded for withholding taxes on intercompany dividends that are not eligible for credit and a shortfall recorded in connection with stock-based awards that vested in fiscal 2021. The shortfall is the amount by which the Company's tax deduction for these awards, based on the fair market value of the awards on the date of vesting, is less than the expense recorded in the Company's financial statements over the awards' vesting period. Conversely, the Company recorded a tax benefit for a windfall in connection with stock-based awards that vested in fiscal 2022.

Net Income Attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest represents the portion of a subsidiary's net earnings that are attributable to shares of such subsidiary not held by Korn Ferry that are included in the consolidated results of income. Net income attributable to noncontrolling interest was $4.5 million and $1.1 million in fiscal 2022 and fiscal 2021, respectively.

Liquidity and Capital Resources

The Company and its Board of Directors endorse a balanced approach to capital allocation. The Company's long-term priority is to invest in growth initiatives, such as the hiring of consultants, the continued development of IP and derivative products and services and the investment in synergistic, accretive merger and acquisition transactions that are expected to earn a return that is superior to the Company's cost of capital. Next, the Company's capital allocation approach contemplates the return of a portion of excess capital to stockholders, in the form of a regular quarterly dividend, subject to the factors discussed below and in the "Risk Factors" section of this Annual Report on Form 10-K. Additionally, the Company considers share repurchases on an opportunistic basis and subject to the terms of our Amended Credit Agreement (defined below) and Notes, as well as using excess cash to repay the Notes.



On February 1, 2023, we completed the acquisition of Salo for $155.4 million, net of cash acquired. Salo is a leading provider of finance, accounting and HR interim talent, with a strong focus on serving organizations in healthcare, among other industries.

On August 1, 2022, we completed the acquisition of ICS for $99.3 million, net of cash acquired. ICS contributes interim professional placement offerings and expertise that are highly relevant for the new world of work where more workplaces are hybrid or virtual. ICS is a highly regarded provider of senior-level IT interim professional solutions with additional expertise in the areas of compliance and legal, accounting and finance, and HR.

We believe the above acquisitions echo the commitment to scale our solutions and further increase our focus at the intersection of talent and strategy-wherever and however the needs of organizations-evolve and present real, tangible opportunity for us and our clients looking for the right talent, who are highly agile, with specialized skills and expertise, to help them drive superior performance, including on an interim basis. The addition of these acquisitions to our broader talent acquisition portfolio–spanning Executive Search, RPO, Professional Search and Interim services–has accelerated our ability to capture additional shares of this significant market. Both acquisitions are included in the Professional Search & Interim segment.

On December 16, 2019, we completed a private placement of the Notes with a $400 million principal amount pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The Notes were issued with a $4.5 million discount and will mature December 15, 2027, with interest payable semi-annually in arrears on June 15 and December 15 of each year, that commenced on June 15, 2020. The Notes represent senior unsecured obligations that rank equally in right of payment to all existing and future senior unsecured indebtedness. We may redeem the Notes prior to maturity, subject to certain limitations and premiums defined in the indenture governing the Notes. The Notes are guaranteed by each of our existing and future wholly owned domestic subsidiaries to the extent such subsidiaries guarantee our obligations under the Credit Agreement (defined below). The indenture governing the Notes requires that, upon the occurrence of both a Change of Control and a Rating Decline (each as defined in the indenture), we shall make an offer to purchase all of the Notes at 101% of their principal amount, and accrued and unpaid interest. We used the proceeds from the offering of the Notes to repay $276.9 million outstanding under our prior revolving credit facility and to pay expenses and fees in connection therewith. As of April 30, 2023, the fair value of the Notes was $381.5 million, which is based on borrowing rates currently required of notes with similar terms, maturity and credit risk.

On June 24, 2022, we entered into an amendment (the "Amendment") to our December 16, 2019 Credit Agreement (the "Credit Agreement"; as amended by the Amendment, the "Amended Credit Agreement") with the lenders party thereto and Bank of America, National Association as administrative agent, to, among other things (i) extend the existing maturity date of the revolving facility to June 24, 2027, (ii) provide for a new delayed draw term loan facility as described below, (iii) replace the London interbank offered rate with Term SOFR, and (iv) replace the existing financial covenants with financial covenants described below. The Amended Credit Agreement provides for five-year senior secured credit facilities in an aggregate amount of $1,150 million comprised of a $650.0 million revolving credit facility (the "Revolver") and a $500 million delayed draw term loan facility with the delayed draw having an expiration date of June 23, 2023 (the "Delayed Draw Facility", and together with the Revolver, the "Credit Facilities"). The Amended Credit Agreement also provides that, under certain circumstances, the Company may incur term loans or increase the aggregate principal amount of revolving commitments by an aggregate amount of up to $250 million plus an unlimited amount subject to a consolidated secured net leverage ratio of 3.25 to 1.00. See Note 11 —*Long-Term Debt* for a further description of the Amended Credit Agreement. The Company has a total of $1,145.4 million available under the Credit Facilities and had a total of $645.3 million available under the previous credit facilities after $4.6 million and $4.7 million of standby letters of credit have been issued as of April 30, 2023 and 2022, respectively. Of the amount available under the Credit Facilities, the $500.0 million Delayed Draw Facility expired on June 24, 2023 and is no longer available as a source of liquidity. The Company had a total of $11.5 million and $10.0 million of standby letters with other financial institutions as of April 30, 2023 and 2022, respectively. The standby letters of credits were generally issued as a result of entering into office premise leases.

On December 8, 2014, the Board of Directors adopted a dividend policy to distribute to our stockholders a regular quarterly cash dividend of $0.10 per share. Every quarter since the adoption of the dividend policy, the Company has declared a quarterly dividend. On June 21, 2021 and 2022, the Board of Directors increased the quarterly dividend to $0.12 per share and $0.15 per share, respectively. On June 26, 2023, the Board of Directors approved an increase of 20% in the quarterly dividend, which increased the quarterly dividend to $0.18 per share. The Amended Credit Agreement permits us to pay dividends to our stockholders and make share repurchases so long as there is no default under the Amended Credit Agreement, our total funded debt to adjusted EBITDA ratio (as set forth in the Amended Credit Agreement, the "consolidated net leverage ratio") is no greater than 5.00 to 1.00, and we are in pro forma compliance with our financial covenant. Furthermore, our Notes allow us to pay $25 million of dividends per fiscal year with no restrictions plus an unlimited amount of dividends so long as our consolidated total leverage ratio is not greater than 3.50 to 1.00, and there is no default under the indenture governing the Notes. The declaration and payment of future dividends under the quarterly dividend program will be at the discretion of the Board of Directors and will depend upon many factors, including our earnings, capital requirements, financial conditions, the terms of our indebtedness and other factors our Board of Directors may deem to be relevant. Our Board of Directors may, however, amend, revoke or suspend our dividend policy at any time and for any reason.



On June 21, 2022, our Board of Directors approved an increase to the share repurchase program of approximately $300 million, which at the time brought our available capacity to repurchase shares in the open market or privately negotiated transactions to $318 million. The Company repurchased approximately $93.9 million and $98.8 million of the Company's stock during fiscal 2023 and fiscal 2022, respectively. As of April 30, 2023, $235.2 million remained available for common stock repurchases under our share repurchase program. Any decision to continue to execute our currently outstanding share repurchase program will depend on our earnings, capital requirements, financial condition and other factors considered relevant by our Board of Directors.

Our primarily source of liquidity is the fee revenue generated from our operations, supplemented by our borrowing capacity under our Amended Credit Agreement. Our performance is subject to the general level of economic activity in the geographic regions and the industries we service. We believe, based on current economic conditions, that our cash on hand and funds from operations and the Amended Credit Agreement will be sufficient to meet anticipated working capital, capital expenditures, general corporate requirements, debt repayments, share repurchases and dividend payments under our dividend policy during the next 12 months. However, if the national or global economy, credit market conditions and/or labor markets were to deteriorate in the future, including as a result of ongoing macroeconomic uncertainty due to inflation and a potential recession, such changes have and could put further negative pressure on demand for our services and affect our operating cash flows. If these conditions were to persist over an extended period of time, we may incur negative cash flows and it might require us to access additional borrowings under the Amended Credit Agreement to meet our capital needs and/or discontinue our share repurchases and dividend policy.

Cash and cash equivalents and marketable securities were $1,067.9 million and $1,211.1 million as of April 30, 2023 and 2022, respectively. Net of amounts held in trust for deferred compensation plans and accrued bonuses, cash and cash equivalents and marketable securities were $488.2 million and $605.4 million at April 30, 2023 and 2022, respectively. As of April 30, 2023 and 2022, we held $395.2 million and $416.7 million, respectively of cash and cash equivalents in foreign locations, net of amounts held in trust for deferred compensation plans and to pay accrued bonuses. Cash and cash equivalents consist of cash and highly liquid investments purchased with original maturities of three months or less. Marketable securities consist of mutual funds and investments in commercial paper, corporate notes/bonds and U.S. Treasury and Agency securities. The primary objectives of our investment in mutual funds are to meet the obligations under certain of our deferred compensation plans, while the commercial paper, corporate notes/bonds and U.S. Treasury and Agency securities are available for general corporate purposes.

As of April 30, 2023 and 2022, marketable securities of $223.9 million and $233.0 million, respectively, included equity securities of $187.8 million (net of gross unrealized gains of $9.5 million and gross unrealized losses of $8.7 million) and $168.7 million (net of gross unrealized gains of $10.7 million and gross unrealized losses of $6.1 million), respectively, and were held in trust for settlement of our obligations under certain deferred compensation plans, of which $176.1 million and $158.7 million, respectively, are classified as non-current. These marketable securities were held to satisfy vested obligations totaling $172.2 million and $160.8 million as of April 30, 2023 and 2022, respectively. Unvested obligations under the deferred compensation plans totaled $21.9 million and $24.0 million as of April 30, 2023 and 2022, respectively.

The net decrease in our working capital of $113.3 million as of April 30, 2023 compared to April 30, 2022 is primarily attributable to decreases in cash and cash equivalents. Cash and cash equivalents decreased primarily due to the acquisitions of ICS and Salo, purchases of property and equipment, repurchases of common stock and dividends paid to shareholders during fiscal 2023. Cash provided by operating activities was $343.9 million in fiscal 2023, a decrease of $157.8 million, compared to $501.7 million in fiscal 2022.

Cash used in investing activities was $323.5 million in fiscal 2023 compared to $184.3 million in fiscal 2022. The increase in cash used in investing activities was primarily due to higher cash paid for acquisitions of $254.8 million in fiscal 2023 compared to $133.8 million in fiscal 2022, an increase in purchases of property and equipment of $21.0 million coupled with a decrease in proceeds received from sales of marketable securities of $26.6 million, partially offset by a decrease in purchases of marketable securities of $28.5 million in fiscal 2023 compared to fiscal 2022.

Cash used in financing activities was $152.2 million in fiscal 2023 compared to $137.4 million in fiscal 2022. The increase in cash used in financing activities was primarily due to increases in dividends paid to our shareholders of $6.2 million, dividends paid to non controlling interest of $3.3 million, payments made on life insurance policies of $2.6 million, as well as higher cash used to repurchase shares of common stock to satisfy tax withholding requirements upon the vesting of restricted stock of $22.2 million in fiscal 2023 compared to $18.5 million in fiscal 2022.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements and have not entered into any transactions involving unconsolidated, special purpose entities.



Contractual Obligations

Contractual obligations represent future cash commitments and liabilities under agreements with third parties and exclude contingent liabilities for which we cannot reasonably predict future payment. The following table represents our contractual obligations as of April 30, 2023:

		Payments Due in:				
	Note [1]	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
		(in thousands)				
Operating lease commitments	15	$ 182,666	$ 51,760	$ 83,598	$ 31,013	$ 16,295
Finance lease commitments	15	4,828	1,545	2,248	1,035	—
Accrued restructuring charges	13	8,004	8,004	—	—	—
Interest payments on COLI loans [2]	11	31,698	4,507	9,011	8,440	9,740
Long-term debt	11	400,000	—	—	400,000	—
Estimated interest on long-term debt [3]	11	92,500	18,500	37,000	37,000	—
Total		$ 719,696	$ 84,316	$ 131,857	$ 477,488	$ 26,035

(1) See the corresponding Note in the accompanying consolidated financial statements in Item 15.

(2) Assumes COLI loans remain outstanding until receipt of death benefits on COLI policies and applies current interest rates on COLI loans ranging from 4.76% to 8.00% with total death benefits payable, net of loans under COLI contracts of $444.1 million at April 30, 2023.

(3) Interest on the Notes payable semi-annually in arrears on June 15 and December 15 of each year, commenced on June 15, 2020.

In addition to the contractual obligations above, we have liabilities related to certain employee benefit plans. These liabilities are recorded in our consolidated balance sheets. The obligations related to these employee benefit plans are described in Note 6—*Deferred Compensation and Retirement Plans*, in the Notes to our Consolidated Financial Statements in this Annual Report on Form 10-K.

Lastly, we have contingent commitments under certain employment agreements that are payable upon involuntary termination without cause, as described in Note 17—*Commitments and Contingencies*, in the Notes to our Consolidated Financial Statements in this Annual Report on Form 10-K.

Cash Surrender Value of Company Owned Life Insurance Policies, Net of Loans

We purchased COLI policies or contracts insuring the lives of certain employees eligible to participate in the deferred compensation and pension plans as a means of funding benefits under such plans. As of April 30, 2023 and 2022, we held contracts with gross cash surrender value ("CSV") of $275.1 million and $263.2 million, respectively. Total outstanding borrowings against the CSV of COLI contracts were $77.1 million and $79.8 million as of April 30, 2023 and 2022, respectively. Such borrowings do not require annual principal repayments, bear interest primarily at variable rates and are secured by the CSV of COLI contracts. At April 30, 2023 and 2022, the net cash value of these policies was $198.0 million and $183.3 million, respectively. Total death benefits payable, net of loans under COLI contracts, were $444.1 million and $449.3 million at April 30, 2023 and 2022, respectively.

Other than the factors discussed in this section, we are not aware of any other trends, demands or commitments that would materially affect liquidity or those that relate to our resources as of April 30, 2023.

Accounting Developments

Recently Proposed Accounting Standards - Not Yet Adopted

In October 2021, the FASB issued an amendment in accounting for contract assets and contract liabilities from contracts with customers, which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Accounting Standards Codification ("ASC 606"), *Revenue from Contracts with Customers*. The amendment of this standard becomes effective in fiscal years beginning after December 15, 2022. The amendment should be applied prospectively to business combinations that occur after the effective date. We will adopt this guidance in our fiscal year beginning May 1, 2023. We do not anticipate that this accounting guidance will have a material impact on the consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

As a result of our global operating activities, we are exposed to certain market risks, including foreign currency exchange fluctuations and fluctuations in interest rates. We manage our exposure to these risks in the normal course of our business as described below.



Foreign Currency Risk

Substantially all our foreign subsidiaries' operations are measured in their local currencies. Assets and liabilities are translated into U.S. dollars at the rates of exchange in effect at the end of each reporting period and revenue and expenses are translated at daily rates of exchange during the reporting period. Resulting translation adjustments are reported as a component of accumulated other comprehensive loss, net on our consolidated balance sheets.

Transactions denominated in a currency other than the reporting entity's functional currency may give rise to foreign currency gains or losses that impact our results of operations. Historically, we have not realized significant foreign currency gains or losses on such transactions. During fiscal 2023, 2022 and 2021, we recorded foreign currency losses of $2.0 million, $1.2 million and $2.7 million, respectively, in general and administrative expenses in the consolidated statements of income.

Our exposure to foreign currency exchange rates is primarily driven by fluctuations involving the following currencies — U.S. Dollar, Canadian Dollar, Pound Sterling, Euro, Swiss Franc, Danish Krone, Polish Zloty, Singapore Dollar, and Mexican Peso. Based on balances exposed to fluctuation in exchange rates between these currencies as of April 30, 2023, a 10% increase or decrease in the value of these currencies could result in a foreign exchange gain or loss of $10.2 million. We have a program that primarily utilizes foreign currency forward contracts to offset the risks associated with the effects of certain foreign currency exposures. These foreign currency forward contracts are neither used for trading purposes nor are they designated as hedging instruments pursuant to ASC 815, *Derivatives and Hedging*.

Interest Rate Risk

Our exposure to interest rate risk is limited to our Credit Facilities, borrowings against the CSV of COLI contracts and to a lesser extent, our fixed income debt securities. As of April 30, 2023, there were no amounts outstanding under the Credit Facilities. At our option, loans issued under the Amended Credit Agreement bear interest at either Term Secured Overnight Financing Rate ("SOFR") or an alternate base rate, in each case plus the applicable interest rate margin. The interest rate applicable to loans outstanding under the Amended Credit Agreement may fluctuate between Term SOFR plus a SOFR adjustment of 0.10%, plus 1.125% per annum to 2.00% per annum, in the case of Term SOFR borrowings (or between the alternate base rate plus 0.125% per annum and the alternate base rate plus 1.00% per annum, in the alternative), based upon our total funded debt to adjusted EBITDA ratio (as set forth in the Amended Credit Agreement, the "consolidated net leverage ratio") at such time. In addition, we are required to pay the lenders a quarterly commitment fee ranging from 0.175% to 0.300% per annum on the average daily unused amount of the Revolver, based upon our consolidated net leverage ratio at such time, a ticking fee of 0.20% per annum on the actual daily unused portion of the Delayed Draw Facility during the availability period of the Delayed Draw Facility, and fees relating to the issuance of letters of credit.

We had $77.1 million and $79.8 million of borrowings against the CSV of COLI contracts as of April 30, 2023 and 2022, respectively, bearing interest primarily at variable rates. We have sought to minimize the risk of fluctuations in these variable rates by the fact that we receive a corresponding adjustment to our borrowed funds crediting rate, which has the effect of increasing the CSV on our COLI contracts.

Item 8. *Financial Statements and Supplementary Data*

See Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

a)   Evaluation of Disclosure Controls and Procedures.

As of the end of the period covered by this Annual Report on Form 10-K, management, our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures and internal controls over financial reporting. Based on their evaluation of our disclosure controls and procedures conducted as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act of 1934 (the "Exchange Act")) were effective as of April 30, 2023.

b)   Changes in Internal Control over Financial Reporting.

There were no changes in our internal control over financial reporting during the fourth fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. See Management's Report on Internal Control Over Financial Reporting and Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting on pages F-2 and F-3, respectively.

Item 9B. *Other Information*

None.



Item 9C. *Disclosures Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.



PART III.

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item will be included under the captions "The Board of Directors," "Culture of Integrity and Code of Business Conduct and Ethics," "Board Committees," and, when applicable, "Delinquent Section 16(a) Reports" in our 2023 Proxy Statement and is incorporated herein by reference. The information under the heading "Information about our Executive Officers" in Part I of this Annual Report on Form 10-K is also incorporated by reference in this section.

We have adopted a "Code of Business Conduct and Ethics" that applies to all of our directors, officers and employees, including our principal executive officer (who is our Chief Executive Officer), principal financial officer, and principal accounting officer (who is our Chief Financial Officer) and senior financial officers, or persons performing similar functions. The Code of Business Conduct and Ethics is available on the Investor Relations portion of our website at *http:// ir.kornferry.com*. If, or when, applicable we will disclose amendments to certain provisions of the Code of Business Conduct and Ethics and waivers of the Code of Business Conduct and Ethics granted to executive officers and directors on our website within four business days following the date of the amendment or waiver.

Item 11. *Executive Compensation*

The information required by this Item will be included under the captions "Compensation Discussion and Analysis," "Compensation of Executive Officers and Directors," "Assessment of Risk Related to Compensation Programs," and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item will be included under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" and is incorporated herein by reference.

Item 13*. Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item will be included under the captions "Certain Relationships and Related Transactions," "Related Person Transaction Approval Policy," "Director Independence," and "Board Committees," and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item will be included under the captions "Fees Paid to Ernst & Young" and "Audit Committee Pre-Approval Policies and Procedures" and is incorporated herein by reference.



PART IV.

Item 15. *Exhibits and Financial Statement Schedules*

Financial Statements.

a)   The following documents are filed as part of this report:

		Page
1.	*Index to Financial Statements*:	
	See Consolidated Financial Statements included as part of this Annual Report on Form 10-K.	F-1
2.	*Index to Financial Statement Schedules:*	
	All schedules have been omitted because the required information is included in the financial statements or notes thereto, or because it is not required.	–
3.	*Index to Exhibits:*	
	See exhibits listed under Part (b) below.	52

b)   Exhibits:

Exhibit Number	Description
2.1+	Stock Purchase Agreement by and between HG (Bermuda) Limited and Korn/Ferry International, dated as of September 23, 2015, filed as Exhibit 2.1 to the Company's Form 8-K, filed September 24, 2015.
2.2+	Letter Agreement dated November 30, 2015, by and between Korn/Ferry International and HG (Bermuda) Limited, filed as Exhibit 2.1 to the Company's Form 8-K, filed December 2, 2015.
2.3+	Letter Agreement dated April 19, 2018, by and between Korn/Ferry International and HG (Bermuda) Limited.
3.1+	Restated Certificate of Incorporation of the Company, dated January 7, 2019, filed as Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q, filed March 11, 2019.
3.2+	Eighth Amended and Restated Bylaws, effective May 26, 2023, filed as Exhibit 3.1 to the Company's Report on Form 8-K, filed May 30, 2023.
4.1+	Form of Common Stock Certificate of the Company, filed as Exhibit 4.1 to the Company's Annual Report on Form 10-K, filed June 28, 2019.
4.2+	Description of Securities, filed as Exhibit 4.2 to the Company's Annual Report on Form 10-K, filed June 28, 2019.
4.3+	Indenture, dated as of December 16, 2019, by and among Korn Ferry, an issuer, certain subsidiaries of Korn Ferry, as guarantors thereto, and Wells Fargo Bank, National Association, as trustee, filed as Exhibit 4.1 to the Company's Form 8-K, filed December 16, 2019.
10.1*+	Form of Indemnification Agreement between the Company and some of its executive officers and directors, filed as Exhibit 10.1 to the Company's Registration Statement on Form S-1/A (No. 333-61697), filed December 24, 1998.
10.2*+	Form of U.S. and International Worldwide Executive Benefit Retirement Plan, filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1/A (No. 333-61697), filed September 4, 1998.
10.3*+	Form of U.S. and International Worldwide Executive Benefit Life Insurance Plan, filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1 (No. 333-61697), filed September 4, 1998.
10.4*+	Worldwide Executive Benefit Disability Plan (in the form of Long-Term Disability Insurance Policy), filed as Exhibit 10.5 to the Company's Registration Statement on Form S-1 (No. 333-61697), filed September 4, 1998.
10.5*+	Form of U.S. and International Enhanced Executive Benefit and Wealth Accumulation Plan, filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1 (No. 333-61697), filed September 4, 1998.
10.6*+	Form of U.S. and International Senior Executive Incentive Plan, filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1 (No. 333-61697), filed September 4, 1998.
10.7*+	Executive Salary Continuation Plan, filed as Exhibit 10.8 to the Company's Registration Statement on Form S-1 (No. 333-61697), filed September 4, 1998.
10.8*+	Form of Amended and Restated Stock Repurchase Agreement, filed as Exhibit 10.10 to the Company's Registration Statement on Form S-1 (No. 333-61697), filed September 4, 1998.
10.9*+	Form of Standard Employment Agreement, filed as Exhibit 10.11 to the Company's Registration Statement on Form S-1 (No. 333-61697), filed September 4, 1998.



10.10*+	Form of U.S. and Foreign Executive Participation Program, filed as Exhibit 10.27 to the Company's Registration Statement on Form S-1 (No. 333-61697), filed September 4, 1998.
10.11*+	Korn/Ferry International Second Amended and Restated Performance Award Plan, filed as Appendix A to the Company's Definitive Proxy Statement, filed August 12, 2004.
10.12*+	Form of Indemnification Agreement between the Company and some of its executive officers and directors, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed March 12, 2004.
10.13*+	Form of Restricted Stock Unit Award Agreement to Directors Under the Performance Award Plan, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed December 10, 2007.
10.14*+	Form of Stock Option Agreement to Employees and Non-Employee Directors Under the Korn/Ferry International 2008 Stock Incentive Plan, filed as Exhibit 10.3 to the Company's Form 8-K, filed June 12, 2009.
10.15*+	Korn/Ferry International Executive Capital Accumulation Plan, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 333-111038), filed December 10, 2003.
10.16*+	Korn Ferry Amended and Restated Employee Stock Purchase Plan, filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K, filed June 28, 2019.
10.17*+	Second Amended and Restated Korn/Ferry International 2008 Stock Incentive Plan, filed as Exhibit 10.1 to the Company's Form 8-K, filed October 2, 2012.
10.18*+	Form of Restricted Stock Unit Award Agreement to Non-Employee Directors Under the 2008 Stock Incentive Plan, filed as Exhibit 10.38 to the Company's Annual Report on Form 10-K, filed June 25, 2013.
10.19*+	Form of Restricted Stock Unit Award Agreement to Employees Under the 2008 Stock Incentive Plan, filed as Exhibit 10.39 to the Company's Annual Report on Form 10-K, filed June 25, 2013.
10.20*+	Amended and Restated Korn Ferry Executive Capital Accumulation Plan, as of January 1, 2019, filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K, filed June 28, 2019.
10.21*+	Amended and Restated Korn Ferry Executive Capital Accumulation Plan, as of December 4, 2019, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed March 11, 2020.
10.22*+	Form of Indemnification Agreement between the Company and some of its directors and executive officers, filed as Exhibit 10.1 to the Company's Form 8-K, filed June 15, 2015.
10.23*+	Korn Ferry Long Term Performance Unit Plan, filed as Exhibit 10.26 to the Company's Annual Report on Form 10-K, filed June 28, 2019.
10.24*+	Korn Ferry Long Term Performance Unit Plan Form of Unit Award Agreement, filed as Exhibit 10.27 to the Company's Annual Report on Form 10-K, filed June 28,2019.
10.25*+	Amended and Restated Korn Ferry Long Term Performance Unit Plan, as of December 4, 2019, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed March 11, 2020.
10.26*+	Third Amendment and Restated Korn Ferry 2008 Stock Incentive Plan, filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K, filed June 28, 2019.
10.27*+	Fourth Amended and Restated Korn Ferry 2008 Stock Incentive Plan, filed as Exhibit 10.1 to the Company's Form 8-K, filed October 7, 2019.
10.28*+	Summary of Non-Employee Director Compensation Program Effective December 7, 2016, filed as Exhibit 10.1 to the Company's 10-Q, filed March 10, 2017.
10.29*+	Form of Restricted Stock Unit Award Agreement to Non-Employee Directors under the 2008 Stock Incentive Plan, filed as Exhibit 10.31 to the Company's Annual Report on Form 10-K, filed June 28, 2019.
10.30*+	Form of Performance Restricted Stock Unit Award Agreement Under the 2008 Stock Incentive Plan, filed as Exhibit 10.32 to the Company's Annual Report on Form 10-K, filed June 28, 2019.
10.31*+	Form of Restricted Stock Unit Award Agreement to Employees Under the 2008 Stock Incentive Plan, filed as Exhibit 10.33 to the Company's Annual Report on Form 10-K, filed June 28, 2019.
10.32*+	Form of Restricted Stock Award Agreement to Employees Under the 2008 Stock Incentive Plan, filed as Exhibit 10.34 to the Company's Annual Report on Form 10-K, filed June 28, 2019.
10.33+	Credit Agreement, dated December 16, 2019, by and among Korn Ferry, Bank of America, N.A., as administrative agent, and other lender parties thereto, filed as Exhibit 10.1 to the Company's Form 8-K, filed December 16, 2019.
10.34*+	Amended and Restated Korn Ferry Long Term Performance Unit Plan, effective June 1, 2020, filed as Exhibit 10.44 to the Company's Annual Report on Form 10-K, filed July 15, 2020.
10.35*+	Korn Ferry Amended and Restated Employee Stock Purchase Plan, effective July 1, 2020, filed as Exhibit 10.45 to the Company's Annual Report on Form 10-K, filed July 15, 2020.



10.36*+	Amended and Restated Korn Ferry Executive Capital Accumulation Plan, effective July 1, 2021, filed as Exhibit 10.50 to the Company's Annual Report on Form 10-K, filed June 28, 2021.
10.37*+	Amended and Restated Korn Ferry Long Term Performance Unit Plan, effective July 1, 2021, filed as Exhibit 10.51 to the Company's Annual Report on Form 10-K, filed June 28, 2021.
10.38*+	Form of Unit Award Agreement under Amended and Restated Korn Ferry Long Term Performance Unit Plan, filed as Exhibit 10.52 to the Company's Annual Report on Form 10-K, filed June 28, 2021.
10.39*+	Amended and Restated Employment Agreement dated June 28, 2021 between the Company and Gary Burnison, filed as Exhibit 10.53 to the Company's Annual Report on Form 10-K, filed June 28, 2021.
10.40*+	Amended and Restated Employment Agreement dated June 28, 2021 between the Company and Robert Rozek, filed as Exhibit 10.54 to the Company's Annual Report on Form 10-K, filed June 28, 2021.
10.41*+	Employment Agreement dated June 28, 2021 between the Company and Byrne Mulrooney, filed as Exhibit 10.55 to the Company's Annual Report on Form 10-K, filed June 28, 2021.
10.42*+	Employment Agreement dated June 28, 2021 between the Company and Mark Arian, filed as Exhibit 10.56 to the Company's Annual Report on Form 10-K, filed June 28, 2021.
10.43+	First Amendment to Credit Agreement, dated June 24, 2022, by and among Korn Ferry, Bank of America, N.A., as administrative agent, and other lender parties thereto, filed as Exhibit 10.43 to the Company's Annual Report on Form 10-K, filed June 28, 2022.
10.44*+	Korn Ferry 2022 Stock Incentive Plan, effective September 22, 2022, filed as Exhibit 10.1 to the Company's Report on Form 8-K, filed September 26, 2022.
10.45*+	Korn Ferry Amended and Restated Employees Stock Purchase Plan, effective September 22, 2022, filed as Exhibit 10.2 to the Company's Report on Form 8-K, filed September 26, 2022.
10.46*+	Korn Ferry 2022 Stock Incentive Plan US RSA Notice and Restricted Stock Award Agreement, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed December 9, 2022.
10.47*+	Korn Ferry 2022 Stock Incentive Plan US and Foreign RSU Performance Award Notice TSR and Restricted Stock Unit Performance Award Agreement, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed December 9, 2022.
10.48*+	Korn Ferry 2022 Stock Incentive Plan Foreign RSU Notice and Restricted Stock Unit Award Agreement, filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed December 9, 2022.
10.49*+	Korn Ferry 2022 Stock Incentive Plan BOD RSU Notice and Nonemployee Director Restricted Stock Unit Award Agreement, filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q, filed December 9, 2022.
10.50*+	Summary of Non-Employee Director Compensation Program as effective December 15, 2022, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed March 10, 2023.
10.51*	Employment Agreement dated July 1, 2022 between the Company and Michael Distefano.
21.1	Subsidiaries of Korn Ferry.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (contained on signature page).
31.1	Chief Executive Officer Certification pursuant to Rule 13a-14(a) under the Exchange Act.
31.2	Chief Financial Officer Certification pursuant to Rule 13a-14(a) under the Exchange Act.
32.1	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	This cover page from the Company's Annual Report on Form 10-K for the year ended April 30, 2023, had been formatted in Inline XBRL and included as Exhibit 101.

---

* Management contract, compensatory plan or arrangement.

+ Incorporated herein by reference.

Item 16. *Form 10-K Summary*

None



SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korn Ferry

By: /s/ Robert P. Rozek

Robert P. Rozek

Executive Vice President, Chief Financial Officer and Chief Corporate Officer

Date: June 28, 2023

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned officers and directors of the registrant hereby constitutes and appoints Jonathan M. Kuai and Gary D. Burnison, and each of them, as lawful attorney-in-fact and agent for each of the undersigned (with full power of substitution and resubstitution, for and in the name, place and stead of each of the undersigned officers and directors), to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, any and all amendments, supplements and exhibits to this report and any and all other documents in connection therewith, hereby granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in order to effectuate the same as fully and to all intents and purposes as each of the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or any of their substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JERRY P. LEAMON **Jerry P. Leamon**	Chairman of the Board and Director	June 28, 2023
/s/ GARY D. BURNISON **Gary D. Burnison**	President & Chief Executive Officer (Principal Executive Officer) and Director	June 28, 2023
/s/ ROBERT P. ROZEK **Robert P. Rozek**	Executive Vice President, Chief Financial Officer and Chief Corporate Officer (Principal Financial Officer and Principal Accounting Officer)	June 28, 2023
/s/ DOYLE N. BENEBY **Doyle N. Beneby**	Director	June 28, 2023
/s/ LAURA M. BISHOP **Laura M. Bishop**	Director	June 28, 2023
/s/ CHARLES L. HARRINGTON **Charles L. Harrington**	Director	June 28, 2023
/s/ ANGEL R. MARTINEZ **Angel R. Martinez**	Director	June 28, 2023
/s/ DEBRA J. PERRY **Debra J. Perry**	Director	June 28, 2023
/s/ LORI J. ROBINSON **Lori J. Robinson**	Director	June 28, 2023



KORN FERRY AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2023



MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Korn Ferry (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or supervised by, the issuer's principal executive and principal financial officers, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures, that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual financial statements, management of the Company has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of April 30, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of the Company's internal control over financial reporting.

Based on this assessment, management did not identify any material weakness in the Company's internal control over financial reporting, and management has concluded that the Company's internal control over financial reporting was effective as of April 30, 2023.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's financial statements for the year ended April 30, 2023 included in this Annual Report on Form 10-K, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of April 30, 2023, a copy of which is included in this Annual Report on Form 10-K.

June 28, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Korn Ferry

Opinion on Internal Control over Financial Reporting

We have audited Korn Ferry and subsidiaries' internal control over financial reporting as of April 30, 2023, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Korn Ferry and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of April 30, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of April 30, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended April 30, 2023, and the related notes and our report dated June 28, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Los Angeles, California

June 28, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Korn Ferry

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Korn Ferry and subsidiaries (the Company) as of April 30, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended April 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at April 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of April 30, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated June 28, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Revenue recognition
Description of the Matter	As described in Note 1 to the consolidated financial statements, the Company recognizes revenue when control of the goods and services are transferred to the customer. Revenue recognition includes management estimates of uptick fee variable consideration for Search engagements and estimates of the total hours at completion used to recognize revenue as services are rendered under Consulting contracts. Auditing revenue recognition was complex due to the volume of transactions within the various revenue streams with each revenue stream representing a different pattern of revenue recognition. Auditing revenue recognition also incorporates testing the underlying data supporting management estimates mentioned above that are used in recognizing revenues under Search and Consulting contracts.



| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's processes and controls related to the recognition of each revenue stream, including, among others, controls over management review of contractual terms, management's determination of when control of goods and services are transferred to customers as well as management's review of the accuracy and completeness of underlying data used in the estimates mentioned above. |

Our audit procedures included, among others, testing a sample of contracts to determine whether terms that may affect revenue recognition were identified and properly considered, performance obligations were appropriately identified in the Company's evaluation of the accounting for the contracts and revenue was recognized when control of the goods or services is transferred to the customer. In addition, we tested management estimates mentioned above. For Search contracts, we compared the estimates of uptick fee revenues to historical actual data for a portfolio of similar contracts. For Consulting contracts, we compared the data used in the estimate of the total hours at completion to time reports for work completed to date, recalculated the percentage of completion and assessed the reasonableness of management's estimates to complete based on an understanding of the current status of the contracts. We also performed analysis over contracts completed during the year to determine whether there are significant changes in the estimate from initiation to completion of contracts.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.
Los Angeles, California
June 28, 2023



KORN FERRY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	April 30,	
	2023	2022
	(in thousands, except per share data)	
ASSETS		
Cash and cash equivalents	$ 844,024	$ 978,070
Marketable securities	44,837	57,244
Receivables due from clients, net of allowance for doubtful accounts of $44,377 and $36,384 at April 30, 2023 and 2022, respectively	569,601	590,260
Income taxes and other receivables	67,512	31,884
Unearned compensation	63,476	60,749
Prepaid expenses and other assets	49,219	41,763
Total current assets	1,638,669	1,759,970
Marketable securities, non-current	179,040	175,783
Property and equipment, net	161,876	138,172
Operating lease right-of-use assets, net	142,690	167,734
Cash surrender value of company-owned life insurance policies, net of loans	197,998	183,308
Deferred income taxes	102,057	84,712
Goodwill	909,491	725,592
Intangible assets, net	114,426	89,770
Unearned compensation, non-current	103,607	118,238
Investments and other assets	24,590	21,267
Total assets	$ 3,574,444	$ 3,464,546
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 53,386	$ 50,932
Income taxes payable	19,969	34,450
Compensation and benefits payable	532,934	547,826
Operating lease liability, current	45,821	48,609
Other accrued liabilities	324,150	302,408
Total current liabilities	976,260	984,225
Deferred compensation and other retirement plans	396,534	357,175
Operating lease liability, non-current	119,220	151,212
Long-term debt	396,194	395,477
Deferred tax liabilities	5,352	2,715
Other liabilities	27,879	24,153
Total liabilities	1,921,439	1,914,957
Commitments and contingencies		
Stockholders' equity		
Common stock: $0.01 par value, 150,000 shares authorized, 76,693 and 75,409 shares issued and 52,269 and 53,190 shares outstanding at April 30, 2023 and 2022, respectively	429,754	502,008
Retained earnings	1,311,081	1,134,523
Accumulated other comprehensive loss, net	(92,764)	(92,185)
Total Korn Ferry stockholders' equity	1,648,071	1,544,346
Noncontrolling interest	4,934	5,243
Total stockholders' equity	1,653,005	1,549,589
Total liabilities and stockholders' equity	$ 3,574,444	$ 3,464,546

The accompanying notes are an integral part of these consolidated financial statements.



KORN FERRY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended April 30,		
	2023	2022	2021
	(in thousands, except per share data)		
Fee revenue	$ 2,835,408	$ 2,626,718	$ 1,810,047
Reimbursed out-of-pocket engagement expenses	28,428	16,737	9,899
Total revenue	2,863,836	2,643,455	1,819,946
Compensation and benefits	1,901,203	1,741,452	1,297,880
General and administrative expenses	268,458	237,272	191,776
Reimbursed expenses	28,428	16,737	9,899
Cost of services	238,499	114,399	72,030
Depreciation and amortization	68,335	63,521	61,845
Restructuring charges, net	42,573	—	30,732
Total operating expenses	2,547,496	2,173,381	1,664,162
Operating income	316,340	470,074	155,784
Other income (loss), net	5,261	(11,880)	37,194
Interest expense, net	(25,864)	(25,293)	(29,278)
Income before provision for income taxes	295,737	432,901	163,700
Income tax provision	82,683	102,056	48,138
Net income	213,054	330,845	115,562
Net income attributable to noncontrolling interest	(3,525)	(4,485)	(1,108)
Net income attributable to Korn Ferry	$ 209,529	$ 326,360	$ 114,454
Earnings per common share attributable to Korn Ferry:			
Basic	$ 3.98	$ 6.04	$ 2.11
Diluted	$ 3.95	$ 5.98	$ 2.09
Weighted-average common shares outstanding:			
Basic	51,482	52,807	52,928
Diluted	51,883	53,401	53,405
Cash dividends declared per share:	$ 0.60	$ 0.48	$ 0.40

The accompanying notes are an integral part of these consolidated financial statements.



KORN FERRY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended April 30,				
		2023		2022		2021
		(in thousands)				
Net income	$	213,054	$	330,845	$	115,562
Other comprehensive (loss) income:						
Foreign currency translation adjustments		(3,256)		(59,227)		50,069
Deferred compensation and pension plan adjustments, net of tax		3,420		19,096		5,419
Net unrealized gain (loss) on marketable securities, net of tax		144		(410)		(53)
Comprehensive income		213,362		290,304		170,997
Less: comprehensive income attributable to noncontrolling interest		(4,412)		(4,309)		(1,191)
Comprehensive income attributable to Korn Ferry	$	208,950	$	285,995	$	169,806

The accompanying notes are an integral part of these consolidated financial statements.



KORN FERRY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Loss, Net	Total Korn Ferry Stockholders' Equity	Noncontrolling Interest	Total Stockholders' Equity
	Shares	Amount					
				(in thousands)			
Balance at May 1, 2020	54,450	$ 585,560	$ 742,993	$ (107,172)	$ 1,221,381	$ 2,310	$ 1,223,691
Net income	—	—	114,454	—	114,454	1,108	115,562
Other comprehensive income	—	—	—	55,352	55,352	83	55,435
Dividends paid to shareholders	—	—	(22,498)	—	(22,498)	—	(22,498)
Dividends paid to noncontrolling interest	—	—	—	—	—	(1,115)	(1,115)
Purchase of stock	(1,146)	(35,376)	—	—	(35,376)	—	(35,376)
Issuance of stock	704	6,560	—	—	6,560	—	6,560
Stock-based compensation	—	26,516	—	—	26,516	—	26,516
Balance at April 30, 2021	54,008	583,260	834,949	(51,820)	1,366,389	2,386	1,368,775
Net income	—	—	326,360	—	326,360	4,485	330,845
Other comprehensive loss	—	—	—	(40,365)	(40,365)	(176)	(40,541)
Dividends paid to shareholders	—	—	(26,786)	—	(26,786)	—	(26,786)
Dividends paid to noncontrolling interest	—	—	—	—	—	(1,452)	(1,452)
Purchase of stock	(1,743)	(117,301)	—	—	(117,301)	—	(117,301)
Issuance of stock	925	7,688	—	—	7,688	—	7,688
Stock-based compensation	—	28,361	—	—	28,361	—	28,361
Balance at April 30, 2022	53,190	502,008	1,134,523	(92,185)	1,544,346	5,243	1,549,589
Net income	—	—	209,529	—	209,529	3,525	213,054
Other comprehensive (loss) income	—	—	—	(579)	(579)	887	308
Dividends paid to shareholders	—	—	(32,971)	—	(32,971)	—	(32,971)
Dividends paid to noncontrolling interest	—	—	—	—	—	(4,721)	(4,721)
Purchase of stock	(2,082)	(116,139)	—	—	(116,139)	—	(116,139)
Issuance of stock	1,161	8,452	—	—	8,452	—	8,452
Stock-based compensation	—	35,433	—	—	35,433	—	35,433
Balance at April 30, 2023	52,269	$ 429,754	$ 1,311,081	$ (92,764)	$ 1,648,071	$ 4,934	$ 1,653,005

The accompanying notes are an integral part of these consolidated financial statements.



KORN FERRY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended April 30,		
	2023	2022	2021
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 213,054	$ 330,845	$ 115,562
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	68,335	63,521	61,845
Stock-based compensation expense	36,285	29,210	27,157
Impairment of right-of-use assets	5,471	7,392	—
Impairment of fixed assets	4,375	1,915	—
Provision for doubtful accounts	22,493	21,552	15,763
Gain on cash surrender value of life insurance policies	(10,576)	(5,819)	(13,017)
(Gain) loss on marketable securities	(2,874)	11,978	(38,529)
Deferred income taxes	(14,403)	(16,963)	(14,140)
Change in other assets and liabilities:			
Deferred compensation	52,291	27,197	64,005
Receivables due from clients	33,483	(138,627)	(67,331)
Income taxes and other receivables	(25,615)	3,969	5,798
Prepaid expenses and other assets	(5,884)	(9,534)	(3,902)
Unearned compensation	11,904	(23,425)	(32,935)
Income taxes payable	(15,304)	12,751	(1,824)
Accounts payable and accrued liabilities	(27,821)	191,447	122,687
Other	(1,320)	(5,751)	10,294
Net cash provided by operating activities	343,894	501,658	251,433
Cash flows from investing activities:			
Cash paid for acquisitions, net of cash acquired	(254,750)	(133,802)	—
Purchase of property and equipment	(70,382)	(49,406)	(31,122)
Purchase of marketable securities	(53,530)	(82,015)	(103,499)
Proceeds from sales/maturities of marketable securities	65,878	92,472	69,683
Premium on company-owned life insurance policies	(15,219)	(15,218)	(15,353)
Proceeds from life insurance policies	4,376	3,382	18,707
Dividends received from unconsolidated subsidiaries	150	255	205
Net cash used in investing activities	(323,477)	(184,332)	(61,379)
Cash flows from financing activities:			
Repurchases of common stock	(95,463)	(96,258)	(30,387)
Payments of tax withholdings on restricted stock	(22,232)	(18,532)	(4,989)
Proceeds from issuance of common stock upon exercise of employee stock options and in connection with an employee stock purchase plan	7,606	6,919	5,706
Payments on life insurance policy loans	(2,760)	(178)	(12,279)
Principal payments on finance leases	(1,639)	(1,157)	(1,324)
Dividends paid to shareholders	(32,971)	(26,786)	(22,498)
Dividends paid to noncontrolling interest	(4,721)	(1,452)	(1,115)
Net cash used in financing activities	(152,180)	(137,444)	(66,886)
Effect of exchange rate changes on cash and cash equivalents	(2,283)	(52,590)	38,366
Net (decrease) increase in cash and cash equivalents	(134,046)	127,292	161,534
Cash and cash equivalents at beginning of year	978,070	850,778	689,244
Cash and cash equivalents at end of the year	$ 844,024	$ 978,070	$ 850,778
Supplemental cash flow information:			
Cash used to pay interest	$ 25,409	$ 24,607	$ 25,207
Cash used to pay income taxes, net of refunds	$ 134,741	$ 107,602	$ 55,317

The accompanying notes are an integral part of these consolidated financial statements.



1. Organization and Summary of Significant Accounting Policies

Nature of Business

Korn Ferry, a Delaware corporation, and its subsidiaries (the "Company") is a global organizational consulting firm. The Company helps clients synchronize strategy and talent to drive superior performance. The Company works with organizations to design their structures, roles, and responsibilities. The Company helps organizations hire the right people to bring their strategy to life and advise them on how to reward, develop, and motivate their people.

The Company is pursuing a strategy designed to help Korn Ferry focus on clients and collaborate intensively across the organization. This approach is intended to build on the best of the Company's past and give the Company a clear path to the future with focused initiatives to increase its client and commercial impact. Korn Ferry is transforming how clients address their talent management needs. The Company has evolved from a mono-line to a diversified business, giving its consultants more frequent and expanded opportunities to engage with clients. In fiscal year 2023 and 2022, the Company acquired companies that have added critical mass to our existing professional search and interim operations, as described in Note 12. This provided the Company with the opportunity to reassess how it manages the Recruitment Process Outsourcing ("RPO") & Professional Search segment. Therefore, beginning in fiscal 2023, the Company separated RPO & Professional Search into two segments to align with the Company's strategy and the decisions of the Company's chief operating decision maker ("CODM"), who began to regularly make separate resource allocation decisions and assess performance separately between Professional Search & Interim and RPO.

The Company now has eight reportable segments that operate through the following five lines of business:

1. **Consulting** aligns organizational structure, culture, performance and people to drive sustainable growth by addressing four fundamental needs: Organizational Strategy, Assessment and Succession, Leadership and Professional Development and Total Rewards. This work is enabled by a comprehensive set of Digital Performance Management Tools, based on some of the world's leading intellectual property ("IP") and data. The Consulting teams employ an integrated approach across core capabilities and integrated solutions, each one intended to strengthen the work and thinking in the next, to help clients execute their strategy in a digitally enabled world.

2. **Digital** develops technology-enabled Performance Management Tools that empower our clients. The digital products give clients direct access to Korn Ferry proprietary data, client data and analytics to deliver clear insights with the training and tools needed to align organizational structure with business strategy.

3. **Executive Search** helps organizations recruit board level, chief executive and other senior executive and general management talent to deliver lasting impact. The Company's approach to placing talent is bringing together research-based IP, proprietary assessments and behavioral interviewing with practical experience to determine ideal organizational fit. Salary benchmarking then helps the Company build appropriate frameworks for compensation and retention. This business is managed and reported on a geographic basis and represents four of the Company's reportable segments (Executive Search North America, Executive Search Europe, the Middle East and Africa ("EMEA"), Executive Search Asia Pacific and Executive Search Latin America).

4. *Professional Search & Interim* delivers enterprise talent acquisition solutions for professional level middle and upper management. The Company helps clients source high-quality candidates at speed and scale globally, covering single-hire to multi-hire permanent placements and interim contractors.

5. *RPO* offers scalable recruitment outsourcing solutions leveraging customized technology and talent insights. The Company's scalable solutions, built on science and powered by best-in-class technology and consulting expertise, enable the Company to act as a strategic partner in clients' quest for superior recruitment outcomes and better candidate fit.

Basis of Consolidation and Presentation

The consolidated financial statements include the accounts of the Company and its wholly and majority owned/controlled domestic and international subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The preparation of the consolidated financial statements conform with United States ("U.S.") generally accepted accounting principles ("GAAP") and prevailing practice within our different industries. The consolidated financial statements include all adjustments, consisting of normal recurring accruals and any other adjustments that management considers necessary for a fair presentation of the results for these periods.

The Company has control of a Mexican subsidiary and consolidates the operations of this subsidiary. Noncontrolling interest, which represents the Mexican partners' 51% interest in the Mexican subsidiary, is reflected on the Company's consolidated financial statements.


The Company considers events or transactions that occur after the balance sheet date but before the consolidated financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosures.

Use of Estimates and Uncertainties

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, and changes in estimates are reported in current operations as new information is learned or upon the amounts becoming fixed or determinable. The most significant areas that require management's judgment are revenue recognition, deferred compensation, annual performance-related bonuses, evaluation of the carrying value of receivables, goodwill and other intangible assets, share-based payments, leases and the recoverability of deferred income taxes.

Revenue Recognition

Substantially all fee revenue is derived from talent and organizational consulting services and digital sales, stand-alone or as part of a solution, fees for professional services related to executive and professional recruitment performed on a retained basis, interim services and RPO, either stand-alone or as part of a solution.

Revenue is recognized when control of the goods and services are transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. Revenue contracts with customers are evaluated based on the five-step model outlined in Accounting Standards Codification ("ASC") 606 ("ASC 606"), Revenue from Contracts with Customers: 1) identify the contract with a customer; 2) identify the performance obligation(s) in the contract; 3) determine the transaction price; 4) allocate the transaction price to the separate performance obligation(s); and 5) recognize revenue when (or as) each performance obligation is satisfied.

Consulting fee revenue is primarily recognized as services are rendered, measured by total hours incurred as a percentage of the total estimated hours at completion. It is possible that updated estimates for consulting engagements may vary from initial estimates with such updates being recognized in the period of determination. Depending on the timing of billings and services rendered, the Company accrues or defers revenue as appropriate.

Digital fee revenue is generated from IP platforms enabling large-scale, technology-based talent programs for pay, talent development, engagement, and assessment and is consumed directly by an end user or indirectly through a consulting engagement. Revenue is recognized as services are delivered and the Company has a legally enforceable right to payment. Revenue also comes from the sale of the Company's proprietary IP subscriptions, which are considered symbolic IP due to the dynamic nature of the content. As a result, revenue is recognized over the term of the contract. Functional IP licenses grant customers the right to use IP content via the delivery of a flat file. Because the IP content license has significant stand-alone functionality, revenue is recognized upon delivery and when an enforceable right to payment exists. Revenue for tangible and digital products sold by the Company, such as books and digital files, is recognized when these products are shipped.

Fee revenue from executive and professional search activities is generally one-third of the estimated first-year cash compensation of the placed candidate, plus a percentage of the fee to cover indirect engagement-related expenses. In addition to the search retainer, an uptick fee is billed when the actual compensation awarded by the client for a placement is higher than the estimated compensation. In the aggregate, upticks have been a relatively consistent percentage of the original estimated fee; therefore, the Company estimates upticks using the expected value method based on historical data on a portfolio basis. In a standard search engagement, there is one performance obligation, which is the promise to undertake a search. The Company generally recognizes such revenue over the course of a search and when it is legally entitled to payment as outlined in the billing terms of the contract. Any revenues associated with services that are provided on a contingent basis are recognized once the contingency is resolved, as this is when control is transferred to the customer. These assumptions determine the timing of revenue recognition for the reported period. In addition to talent acquisition for permanent placement roles, the Professional Search & Interim segment also offers recruitment services for interim roles. Interim roles are short term in duration, generally less than 12 months. Generally, each interim role is a separate performance obligation. The Company recognizes fee revenue over the duration that the interim resources' services are provided which also aligns to the contracted invoicing plan and enforceable right to payment.

RPO fee revenue is generated through two distinct phases: 1) the implementation phase and 2) the post-implementation recruitment phase. The fees associated with the implementation phase are recognized over the period that the related implementation services are provided. The post-implementation recruitment phase represents end-to-end recruiting services to clients for which there are both fixed and variable fees, which are recognized over the period that the related recruiting services are performed.


Reimbursements

The Company incurs certain out-of-pocket expenses that are reimbursed by its clients, which are accounted for as revenue in the consolidated statements of income.

Allowance for Doubtful Accounts

An allowance is established for doubtful accounts by taking a charge to general and administrative expenses. The Company's expected credit loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers' trade accounts receivable. Due to the short-term nature of such receivables, the estimate of the amount of accounts receivable that may not be collected is primarily based on historical loss-rate experience. When required, the Company adjusts the loss-rate methodology to account for current conditions and reasonable and supportable expectations of future economic and market conditions. The Company generally assesses future economic condition for a period of sixty to ninety days, which corresponds with the contractual life of its accounts receivables. After the Company exhausts all collection efforts, the amount of the allowance is reduced for balances written off as uncollectible.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. As of April 30, 2023 and 2022, the Company's investments in cash equivalents consisted of money market funds, and as of April 30, 2022 also consisted of commercial paper with initial maturity of less than 90 days for which market prices are readily available.

Marketable Securities

The Company currently has investments in marketable securities and mutual funds that are classified as either equity securities or available-for-sale debt securities. The classification of the investments in these marketable securities and mutual funds is assessed upon purchase and reassessed at each reporting period. These investments are recorded at fair value and are classified as marketable securities in the accompanying consolidated balance sheets. The investments that the Company may sell within the next 12 months are carried as current assets.

The Company invests in mutual funds (for which market prices are readily available) that are held in trust to satisfy obligations under the Company's deferred compensation plans. Such investments are classified as equity securities and mirror the employees' investment elections in their deemed accounts in the Executive Capital Accumulation Plan and similar plans in Asia Pacific and Canada ("ECAP") from a pre-determined set of securities. Realized gains (losses) on marketable securities are determined by specific identification. Interest is recognized on an accrual basis; dividends are recorded as earned on the ex-dividend date. Interest, dividend income and the changes in fair value in marketable securities are recorded in the accompanying consolidated statements of income in other income (loss), net.

The Company also invests cash in excess of its daily operating requirements and capital needs primarily in marketable fixed income (debt) securities in accordance with the Company's investment policy, which restricts the type of investments that can be made. The Company's investment portfolio includes commercial paper and corporate notes/bonds as of April 30, 2023 and 2022 and also included US Treasury and Agency securities as of April 30, 2022. These marketable fixed income (debt) securities are classified as available-for-sale securities based on management's decision, at the date such securities are acquired, not to hold these securities to maturity or actively trade them. The Company carries these marketable debt securities at fair value based on the market prices for these marketable debt securities or similar debt securities whose prices are readily available. The changes in fair values, net of applicable taxes, are recorded as unrealized gains or losses as a component of comprehensive income unless the change is due to credit loss. A credit loss is recorded in the statements of income in other income (loss), net; any amount in excess of the credit loss is recorded as unrealized losses as a component of comprehensive income. Generally, the amount of the loss is the difference between the cost or amortized cost and its then current fair value; a credit loss is the difference between the discounted expected future cash flows to be collected from the debt security and the cost or amortized cost of the debt security. During fiscal 2023, 2022 and 2021, no amount was recognized as a credit loss for the Company's available for sales debt securities.

Fair Value of Financial Instruments

Fair value is the price the Company would receive to sell an asset or transfer a liability (exit price) in an orderly transaction between market participants. For those assets and liabilities recorded or disclosed at fair value, the Company determines the fair value based upon the quoted market price, if available. If a quoted market price is not available for identical assets, the fair value is based upon the quoted market price of similar assets. The fair values are assigned a level within the fair value hierarchy as defined below:

- ▪ **Level 1:** Observable inputs such as quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.



- ▪ **Level 2:** Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- ▪ **Level 3:** Unobservable inputs that reflect the reporting entity's own assumptions.

As of April 30, 2023 and 2022, the Company held certain assets that are required to be measured at fair value on a recurring basis. These included cash, cash equivalents, accounts receivable, marketable securities and foreign currency forward contracts. The carrying amount of cash, cash equivalents and accounts receivable approximates fair value due to the short-term maturity of these instruments. The fair values of marketable securities classified as equity securities are obtained from quoted market prices, and the fair values of marketable securities classified as available-for-sale and foreign currency forward contracts are obtained from a third party, which are based on quoted prices or market prices for similar assets and financial instruments.

Foreign Currency Forward Contracts Not Designated as Hedges

The Company has established a program that primarily utilizes foreign currency forward contracts to offset the risks associated with the effects of certain foreign currency exposures primarily originating from intercompany balances due to cross border work performed in the ordinary course of business. These foreign currency forward contracts are neither used for trading purposes nor are they designated as hedging instruments pursuant to ASC 815, *Derivatives and Hedging*. Accordingly, the fair value of these contracts is recorded as of the end of the reporting period in the accompanying consolidated balance sheets, while the change in fair value is recorded to the accompanying consolidated statements of income.

Business Acquisitions

Business acquisitions are accounted for under the acquisition method. The acquisition method requires the reporting entity to identify the acquirer, determine the acquisition date, recognize and measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity, and recognize and measure goodwill or a gain from the purchase. The acquiree's results are included in the Company's consolidated financial statements from the date of acquisition. Assets acquired and liabilities assumed are recorded at their fair values and the excess of the purchase price over the amounts assigned is recorded as goodwill, or if the fair value of the assets acquired exceeds the purchase price consideration, a bargain purchase gain is recorded. Adjustments to fair value assessments are generally recorded to goodwill over the measurement period (not longer than 12 months). The acquisition method also requires that acquisition-related transaction and post-acquisition restructuring costs be charged to expense as committed and requires the Company to recognize and measure certain assets and liabilities including those arising from contingencies and contingent consideration in a business combination.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and current and non-current operating lease liability, in the consolidated balance sheets. Finance leases are included in property and equipment, net, other accrued liabilities and other liabilities in the consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term, and the lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term on the commencement date. As most of the Company's leases do not provide an implicit rate, the Company uses its estimated incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term, with variable lease payments recognized in the periods in which they are incurred.

The Company has lease agreements with lease and non-lease components. For all leases with non-lease components the Company accounts for the lease and non-lease components as a single lease component.

Property and Equipment, Net

Property and equipment is carried at cost less accumulated depreciation. Leasehold improvements are amortized on a straight-line basis over the estimated useful life of the asset, or the lease term, whichever is shorter. Software development costs incurred for internal use projects are capitalized and once placed in service, amortized using the straight-line method over the estimated useful life, generally three to ten years. All other property and equipment is depreciated or amortized on a straight-line basis over the estimated useful lives of three to ten years.


Impairment of Long-Lived Assets

Long-lived assets include property, equipment, ROU assets and software developed or obtained for internal use. In accordance with ASC 360, *Property, Plant and Equipment*, management reviews the Company's recorded long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. The Company determines the extent to which an asset may be impaired based upon its expectation of the asset's future usability, as well as on a reasonable assurance that the future cash flows associated with the asset will be in excess of its carrying amount. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between fair value and the carrying value of the asset. During fiscal 2023, the Company reduced its real estate footprint and as a result, the Company took an impairment charge of ROU assets of $5.5 million and an impairment of leasehold improvements and furniture and fixtures of $4.4 million, both recorded in the consolidated statements of income in general and administrative expenses. During fiscal 2022, the Company reduced its real estate footprint and as a result, the Company took an impairment charge of ROU assets of $7.4 million and an impairment of leasehold improvements and furniture and fixtures of $1.9 million, both recorded in the consolidated statements of income in general and administrative expenses. During fiscal 2021, there were no impairment charges recorded.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of assets acquired. Goodwill is tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Results of the annual qualitative impairment test performed as of January 31, 2023, indicated that the fair value of each of the reporting units exceeded its carrying amount and no reporting units were at risk of failing the impairment test. As a result, no impairment charge was recognized. There was also no indication of potential impairment during the fourth quarter of fiscal 2023 that would require further testing.

Intangible assets primarily consist of customer lists, non-compete agreements, proprietary databases and IP. Intangible assets are recorded at their estimated fair value at the date of acquisition and are amortized in a pattern in which the asset is consumed if that pattern can be reliably determined, or using the straight-line method over their estimated useful lives, which range from one to 24 years. For intangible assets subject to amortization, an impairment loss is recognized if the carrying amount of the intangible assets is not recoverable and exceeds fair value. The carrying amount of the intangible assets is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from use of the asset. The Company reviewed its intangible assets and noted no impairment as of April 30, 2023, 2022 and 2021.

Compensation and Benefits Expense

Compensation and benefits expense in the accompanying consolidated statements of income consist of compensation and benefits paid to consultants (employees who originate business), executive officers and administrative and support personnel. The most significant portions of this expense are salaries and the amounts paid under the annual performance-related bonus plan to employees. The portion of the expense applicable to salaries is comprised of amounts earned by employees during a reporting period. The portion of the expenses applicable to annual performance-related bonuses refers to the Company's annual employee performance-related bonus with respect to a fiscal year, the amount of which is communicated and paid to each eligible employee following the completion of the fiscal year.

Each quarter, management makes its best estimate of its annual performance-related bonuses, which requires management to, among other things, project annual consultant productivity (as measured by engagement fees billed and collected by Executive Search and Professional Search consultants and revenue and other performance/profitability metrics for Consulting, Digital, Interim and RPO consultants), the level of engagements referred by a consultant in one line of business to a different line of business, and Company performance, including profitability, competitive forces and future economic conditions and their impact on the Company's results. At the end of each fiscal year, annual performance-related bonuses take into account final individual consultant productivity (including referred work), Company/line of business results, including profitability, the achievement of strategic objectives, the results of individual performance appraisals and the current economic landscape. Accordingly, each quarter the Company reevaluates the assumptions used to estimate annual performance-related bonus liability and adjusts the carrying amount of the liability recorded on the consolidated balance sheet and reports any changes in the estimate in current operations.

Because annual performance-based bonuses are communicated and paid only after the Company reports its full fiscal year results, actual performance-based bonus payments may differ from the prior year's estimate. Such changes in the bonus estimate historically have been immaterial and are recorded in current operations in the period in which they are determined. The performance-related bonus expense was $409.4 million, $447.6 million and $287.3 million for the years ended April 30, 2023, 2022 and 2021, respectively, included in compensation and benefits expense in the consolidated statements of income.



Other expenses included in compensation and benefits expense are due to changes in deferred compensation and pension plan liabilities, changes in cash surrender value ("CSV") of company-owned life insurance ("COLI") contracts, amortization of stock-based compensation awards, commissions, payroll taxes and employee insurance benefits. Unearned compensation on the consolidated balance sheets includes long-term retention awards that are generally amortized over four-to-five years.

Deferred Compensation and Pension Plans

For financial accounting purposes, the Company estimates the present value of the future benefits payable under the deferred compensation and pension plans as of the estimated payment commencement date. The Company also estimates the remaining number of years a participant will be employed by the Company. Then, each year during the period of estimated employment, the Company accrues a liability and recognizes expense for a portion of the future benefit using the unit credit cost method for the Senior Executive Incentive Plan ("SEIP"), Wealth Accumulation Plan ("WAP"), Enhanced Wealth Accumulation Plan ("EWAP") and Worldwide Executive Benefit Plan ("WEB") and the pension plan acquired under Hay Group, while the medical and life insurance plan and Long Term Performance Unit Plan ("LTPU Plan") uses the projected unit credit cost method. The amounts charged to operations are made up of service and interest costs and the expected return on plan assets. Actuarial gains and losses are initially recorded in accumulated other comprehensive loss. The actuarial gains/losses included in accumulated other comprehensive loss are amortized to the consolidated statements of income, if at the beginning of the year, the amount exceeds 10% of the greater of the projected benefit obligation and market-related plan assets. The amortization included in periodic benefit cost is divided by the average remaining service of inactive plan participants, or the period for which benefits will be paid, if shorter. The expected return on plan assets takes into account the current fair value of plan assets and reflects the Company's estimate for trust asset returns given the current asset allocation and any expected changes to the asset allocation and current and future market conditions.

In calculating the accrual for future benefit payments, management has made assumptions regarding employee turnover, participant vesting, violation of non-competition provisions and the discount rate. Management periodically reevaluates all assumptions. If assumptions change in future reporting periods, the changes may impact the measurement and recognition of benefit liabilities and related compensation expense.

Executive Capital Accumulation Plan

The Company, under the ECAP, makes discretionary contributions and such contributions may be granted to key employees annually based on the employee's performance. Certain key management may also receive Company contributions upon commencement of employment. The Company amortizes these contributions on a straight-line basis as they vest, generally over a five-year period. The amounts that are expected to be paid to employees over the next 12 months are classified as a current liability included in compensation and benefits payable in the accompanying consolidated balance sheets.

The ECAP is accounted for whereby the changes in the fair value of the vested amounts owed to the participants are adjusted with a corresponding charge (or credit) to compensation and benefits costs.

Cash Surrender Value of Life Insurance

The Company purchased COLI policies or contracts insuring the lives of certain employees eligible to participate in certain of the deferred compensation and pension plans as a means of funding benefits under such plans. The Company purchased both fixed and variable life insurance contracts and does not purchase "split-dollar" life insurance policy contracts. The Company only holds contracts or policies that provide for a fixed or guaranteed rate of return. The CSV of these COLI contracts are carried at the amounts that would be realized if the contract were surrendered at the balance sheet date, net of the outstanding loans from the insurer. The Company has the intention and ability to continue to hold these COLI policies and contracts. Additionally, the loans secured by the policies do not have any scheduled payment terms and the Company also does not intend to repay the loans outstanding on these policies until death benefits under the policy have been realized. Accordingly, the investment in COLI is classified as long-term in the accompanying consolidated balance sheets.

The change in the CSV of COLI contracts, net of insurance premiums paid and gains realized, is reported net in compensation and benefits expense. As of April 30, 2023 and 2022, the Company held contracts with net CSV of $198.0 million and $183.3 million, respectively. If the issuing insurance companies were to become insolvent, the Company would be considered a general creditor; therefore, these assets are subject to credit risk. Management, together with its outside advisors, routinely monitors the claims paying abilities of these insurance companies.

Restructuring Charges, Net

The Company accounts for its restructuring charges as a liability when the obligations are incurred and records such charges at fair value. Changes in the estimates of the restructuring charges are recorded in the period the change is determined.


Stock-Based Compensation

The Company has employee compensation plans under which various types of stock-based instruments are granted. These instruments principally include restricted stock units, restricted stock and an Employee Stock Purchase Plan ("ESPP"). The Company recognizes compensation expense related to restricted stock units, restricted stock and the estimated fair value of stock purchases under the ESPP on a straight-line basis over the service period for the entire award.

Reclassification

Certain reclassifications have been made to the amounts in the prior periods in order to conform to the current period's presentation.

Translation of Foreign Currencies

Generally, financial results of the Company's foreign subsidiaries are measured in their local currencies. Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date, while revenue and expenses are translated using the daily exchange rates during the fiscal year. Resulting translation adjustments are recorded as a component of accumulated comprehensive loss. Gains and losses from foreign currency transactions of the Company's foreign subsidiaries and the translation of the financial results of subsidiaries operating in highly inflationary economies are included in general and administrative expense in the period incurred. During fiscal 2023, 2022 and 2021, the Company recorded foreign currency losses of $2.0 million, $1.2 million and $2.7 million respectively, in general and administrative expenses in the consolidated statements of income.

Income Taxes

There are two components of income tax expense: current and deferred. Current income tax expense (benefit) approximates taxes to be paid or refunded for the current period. Deferred income tax expense (benefit) results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the basis of assets and liabilities as measured by tax laws and their basis as reported in the consolidated financial statements. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Deferred tax assets and deferred tax liabilities are presented net on the consolidated balance sheets by tax jurisdiction. Valuation allowances are then recorded to reduce deferred tax assets to the amounts management concludes are more likely than not to be realized.

Income tax benefits are recognized and measured based upon a two-step model: (1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized and (2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Company records income tax-related interest and penalties within income tax expense.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, investments, foreign currency forward contracts, receivables due from clients and net CSV due from insurance companies, which are discussed above. Cash equivalents include investments in money market securities and may include commercial papers while investments include mutual funds, commercial papers, corporate notes/bonds and may include US Treasury and Agency securities. Investments are diversified throughout many industries and geographic regions. The Company maintains its cash and cash equivalents in bank accounts that exceed federally insured FDIC limits. The Company has not experiences any losses in such accounts. The Company conducts periodic reviews of its customers' financial condition and customer payment practices to minimize collection risk on accounts receivable. As of April 30, 2023 and 2022, the Company had no other significant credit concentrations.

Recently Proposed Accounting Standards - Not Yet Adopted

In October 2021, the FASB issued an amendment in accounting for contract assets and contract liabilities from contracts with customers, which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with ASC 606, *Revenue from Contracts with Customers*. The amendment of this standard becomes effective in fiscal years beginning after December 15, 2022. The amendment should be applied prospectively to business combinations that occur after the effective date. The Company will adopt this guidance in its fiscal year beginning May 1, 2023. The Company does not anticipate this accounting guidance will have a material impact on the consolidated financial statements.


2. Basic and Diluted Earnings Per Share

ASC 260, *Earnings Per Share*, requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividends prior to vesting as a separate class of securities in calculating earnings per share. The Company has granted and expects to continue to grant to certain employees under its restricted stock agreements, grants that contain non-forfeitable rights to dividends. Such grants are considered participating securities. Therefore, the Company is required to apply the two-class method in calculating earnings per share. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. The dilutive effect of participating securities is calculated using the more dilutive of the treasury method or the two-class method.

Basic earnings per common share was computed using the two-class method by dividing basic net earnings attributable to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per common share was computed using the two-class method by dividing diluted net earnings attributable to common stockholders by the weighted-average number of common shares outstanding plus dilutive common equivalent shares. Dilutive common equivalent shares include all in-the-money outstanding options or other contracts to issue common stock as if they were exercised or converted. Financial instruments that are not in the form of common stock, but when converted into common stock increase earnings per share, are anti-dilutive and are not included in the computation of diluted earnings per share.

During fiscal 2023, 2022 and 2021, restricted stock awards of 1.2 million shares, 1.2 million shares and 1.3 million shares, respectively, were outstanding but not included in the computation of diluted earnings per share because they were anti-dilutive.

The following table summarizes basic and diluted earnings per common share attributable to common stockholders:

	Year Ended April 30,		
	2023	**2022**	**2021**
	(in thousands, except per share data)		
Net income attributable to Korn Ferry	$ 209,529	$ 326,360	$ 114,454
Less: distributed and undistributed earnings to nonvested restricted stockholders	4,618	7,343	2,763
Basic net earnings attributable to common stockholders	204,911	319,017	111,691
Add: undistributed earnings to nonvested restricted stockholders	3,912	6,750	2,185
Less: reallocation of undistributed earnings to nonvested restricted stockholders	3,882	6,676	2,165
Diluted net earnings attributable to common stockholders	$ 204,941	$ 319,091	$ 111,711
Weighted-average common shares outstanding:			
Basic weighted-average number of common shares outstanding	51,482	52,807	52,928
Effect of dilutive securities:			
Restricted stock	384	580	476
ESPP	17	14	1
Diluted weighted-average number of common shares outstanding	51,883	53,401	53,405
Net earnings per common share:			
Basic earnings per share	$ 3.98	$ 6.04	$ 2.11
Diluted earnings per share	$ 3.95	$ 5.98	$ 2.09



3. Comprehensive Income

Comprehensive income is comprised of net income and all changes to stockholders' equity, except those changes resulting from investments by stockholders (changes in paid-in capital) and distributions to stockholders (dividends) and is reported in the accompanying consolidated statements of comprehensive income. Accumulated other comprehensive loss, net of taxes, is recorded as a component of stockholders' equity.

The components of accumulated other comprehensive loss, net were as follows:

	April 30,	
	2023	**2022**
	(in thousands)	
Foreign currency translation adjustments	$ (96,860)	$ (92,717)
Deferred compensation and pension plan adjustments, net of taxes	4,381	961
Marketable securities unrealized loss, net of tax	(285)	(429)
Accumulated other comprehensive loss, net	$ (92,764)	$ (92,185)

The following table summarizes the changes in each component of accumulated other comprehensive loss, net:

	Foreign Currency Translation	Deferred Compensation and Pension Plan (1)	Unrealized Gains (Losses) on Marketable Securities (2)	Accumulated Other Comprehensive Loss
	(in thousands)			
Balance as of May 1, 2020	$ (83,652)	$ (23,554)	$ 34	$ (107,172)
Unrealized gains (losses) arising during the period	49,986	2,660	(53)	52,593
Reclassification of realized net losses to net income	—	2,759	—	2,759
Balance as of April 30, 2021	(33,666)	(18,135)	(19)	(51,820)
Unrealized (losses) gains arising during the period	(59,051)	17,747	(411)	(41,715)
Reclassification of realized net losses to net income	—	1,349	1	1,350
Balance as of April 30, 2022	(92,717)	961	(429)	(92,185)
Unrealized (losses) gains arising during the period	(4,143)	3,211	144	(788)
Reclassification of realized net losses to net income	—	209	—	209
Balance as of April 30, 2023	$ (96,860)	$ 4,381	$ (285)	$ (92,764)

_____

(1) The tax effects on unrealized gains were $1.1 million, $6.0 million and $1.1 million as of April 30, 2023, 2022 and 2021, respectively. The tax effects on reclassifications of realized net losses were $0.1 million, $0.5 million and $1.0 million as of April 30, 2023, 2022 and 2021, respectively.
(2) The tax effects on unrealized gain (losses) were $0.1 million and $(0.1) million as of April 30, 2023 and 2022, respectively.



4. Employee Stock Plans

Stock-Based Compensation

The following table summarizes the components of stock-based compensation expense recognized in the Company's consolidated statements of income for the periods indicated:

	Year Ended April 30,		
	2023	**2022**	**2021**
	(in thousands)		
Restricted stock	$ 35,433	$ 28,361	$ 26,516
ESPP	852	849	641
Total stock-based compensation expense	$ 36,285	$ 29,210	$ 27,157

Stock Incentive Plan

At the Company's 2022 Annual Meeting of Stockholders, held on September 22, 2022, the Company's stockholders approved the Korn Ferry 2022 Stock Incentive Plan (the "2022 Plan"), which, among other things, increased the total number of shares of the Company's common stock available for stock-based awards by 1,700,000 shares, leaving 2,248,284 shares available for issuance, subject to certain changes in the Company's capital structure and other extraordinary events. The 2022 Plan requires a minimum one-year vesting for all future awards, and provides for the grant of awards to eligible participants, designated as either nonqualified or incentive stock options, restricted stock and restricted stock units, any of which are market-based, and incentive bonuses, which may be paid in cash or stock or a combination thereof.

Restricted Stock

The Company grants time-based restricted stock awards to executive officers and other senior employees that generally vest over a four-year period. In addition, certain key management members typically receive time-based restricted stock awards upon commencement of employment and may receive them annually in conjunction with the Company's performance review. Time-based restricted stock awards are granted at a price equal to fair value, which is determined based on the closing price of the Company's common stock on the grant date. The Company recognizes compensation expense for time-based restricted stock awards on a straight-line basis over the vesting period.

The Company also grants market-based restricted stock units to executive officers and other senior employees. The market-based units vest after three years depending upon the Company's total stockholder return over the three-year performance period relative to other companies in its selected peer group. The fair value of these market-based restricted stock units are determined by using extensive market data that is based on historical Company and peer group information. The Company recognizes compensation expense for market-based restricted stock units on a straight-line basis over the vesting period.

Restricted stock activity is summarized below:

	April 30,					
	2023		**2022**		**2021**	
	Shares	**Weighted-Average Grant Date Fair Value**	**Shares**	**Weighted-Average Grant Date Fair Value**	**Shares**	**Weighted-Average Grant Date Fair Value**
	(in thousands, except per share data)					
Non-vested, beginning of year	1,980	$ 40.32	2,370	$ 34.34	1,365	$ 44.59
Granted	1,143	$ 49.12	483	$ 65.05	1,606	$ 27.63
Vested	(1,006)	$ 37.72	(821)	$ 43.76	(516)	$ 39.78
Forfeited	(54)	$ 52.58	(52)	$ 34.30	(85)	$ 22.35
Non-vested, end of year	2,063	$ 50.12	1,980	$ 40.32	2,370	$ 34.34

As of April 30, 2023, there were 0.4 million shares outstanding relating to market-based restricted stock units with total unrecognized compensation totaling $17.7 million.


As of April 30, 2023, there was $69.8 million of total unrecognized compensation cost related to all non-vested awards of restricted stock, which is expected to be recognized over a weighted-average period of 2.4 years. During fiscal 2023 and 2022, 372,556 shares and 271,794 shares of restricted stock totalling $22.2 million and $18.5 million, respectively, were repurchased by the Company, at the option of the employee, to pay for taxes related to the vesting of restricted stock.

Employee Stock Purchase Plan

The Company has an ESPP that, in accordance with Section 423 of the Internal Revenue Code, allows eligible employees to authorize payroll deductions of up to 15% of their salary to purchase shares of the Company's common stock. On June 3, 2020, the Company amended the plan so that the purchase price of the shares purchased could not be less than 85% or more than 100% of the fair market price of the common stock on the last day of the enrollment period. This amendment became effective July 1, 2020. At the Company's 2022 Annual Meeting of Stockholders, held on September 22, 2022, the Company's stockholders approved the Korn Ferry Amended and Restated Employee Stock Purchase Plan, which, among other things, increased the total number of shares of the Company's common stock that may be purchased thereunder by 1,500,000 shares. Employees may not purchase more than $25,000 in stock during any calendar year. The maximum number of shares that may be issued under the ESPP is 4.5 million shares. During fiscal 2023, 2022, and 2021, employees purchased 154,720 shares at an average price of $49.16 per share, 103,826 shares at an average price of $66.64 per share and 188,608 shares at an average price of $30.25 per share, respectively. As of April 30, 2023, the ESPP had approximately 1.8 million shares remaining available for future issuance.

Common Stock

During fiscal 2023, 2022 and 2021, the Company repurchased (on the open market or privately negotiated transactions) 1,709,867 shares of the Company's common stock for $93.9 million, 1,470,983 shares for $98.8 million and 973,451 shares for $30.4 million, respectively.

5. Financial Instruments

The following tables show the Company's financial instruments and balance sheet classification as of April 30, 2023 and 2022:

	April 30, 2023							
	Fair Value Measurement				Balance Sheet Classification			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Marketable Securities, Current	Marketable Securities, Non-current	Income Taxes & Other Receivables
	(in thousands)							
Changes in Fair Value Recorded in								
Other Comprehensive Loss								
Level 2:								
Commercial paper	$ 11,751	$ —	$ (30)	$ 11,721	$ —	$ 11,721	$ —	$ —
Corporate notes/bonds	24,754	—	(355)	24,399	—	21,492	2,907	—
Total debt investments	$ 36,505	$ —	$ (385)	$ 36,120	$ —	$ 33,213	$ 2,907	$ —
Changes in Fair Value Recorded in								
Net Income								
Level 1:								
Mutual funds [1]				$ 187,757	$ —	$ 11,624	$ 176,133	$ —
Total equity investments				$ 187,757	$ —	$ 11,624	$ 176,133	$ —
Cash				$ 696,180	$ 696,180	$ —	$ —	$ —
Money market funds				147,844	147,844	—	—	—
Level 2:								
Foreign currency forward contracts				2,133	—	—	—	2,133
Total				$ 1,070,034	$ 844,024	$ 44,837	$ 179,040	$ 2,133



						April 30, 2022			
	Fair Value Measurement				**Balance Sheet Classification**				
	Cost	**Unrealized Gains**	**Unrealized Losses**	**Fair Value**	**Cash and Cash Equivalents**	**Marketable Securities, Current**	**Marketable Securities, Non-current**	**Other Accrued Liabilities**
					(in thousands)				
Changes in Fair Value Recorded in									
Other Comprehensive Loss									
Level 2:									
Commercial paper	$ 41,627	$ —	$ (126)	$ 41,501	$ 15,489	$ 26,012	$ —	$ —
Corporate notes/bonds	37,736	—	(450)	37,286	—	20,242	17,044	—
U.S. Treasury and Agency Securities	995	—	(8)	987	—	987	—	—
Total debt investments	$ 80,358	$ —	$ (584)	$ 79,774	$ 15,489	$ 47,241	$ 17,044	$ —
Changes in Fair Value Recorded in									
Net Income									
Level 1:									
Mutual funds [1]				$ 168,742	$ —	$ 10,003	$ 158,739	$ —
Total equity investments				$ 168,742	$ —	$ 10,003	$ 158,739	$ —
Cash				$ 874,490	$ 874,490	$ —	$ —	$ —
Money market funds				88,091	88,091	—	—	—
Level 2:									
Foreign currency forward contracts				(204)	—	—	—	(204)
Total				$ 1,210,893	$ 978,070	$ 57,244	$ 175,783	$ (204)

---

[1] These investments are held in trust for settlement of the Company's vested obligations of $172.2 million and $160.8 million as of April 30, 2023 and 2022, respectively, under the ECAP (see Note 6 — *Deferred Compensation and Retirement Plans*). Unvested obligations under the deferred compensation plans totaled $21.9 million and $24.0 million as of April 30, 2023 and 2022, respectively. During fiscal 2023 and 2021, the fair value of the investments increased; therefore, the Company recognized income of $2.9 million and $38.5 million, respectively, which was recorded in other income (loss), net. During fiscal 2022, the fair value of the investments decreased; therefore, the Company recognized a loss of $12.0 million which was recorded in other income (loss), net.

Investments in marketable securities classified as available-for-sale securities are made based on the Company's investment policy, which restricts the types of investments that can be made. As of April 30, 2023 and 2022 marketable securities classified as available-for-sale consisted of commercial paper and corporate notes/bonds, and also included US Treasury and Agency securities as of April 30, 2022, for which market prices for similar assets are readily available. Investments that have an original maturity of 90 days or less and are considered highly liquid investments are classified as cash equivalents. As of April 30, 2023, available-for-sale marketable securities had remaining maturities ranging from 1 month to 13 months. During fiscal 2023, 2022 and 2021, there were $58.6 million, $79.3 million and $60.6 million in sales/ maturities of available-for-sale marketable securities, respectively. Investments in marketable securities that are held in trust for settlement of the Company's vested obligations under the ECAP are equity securities and are based upon the investment selections the employee elects from a pre-determined set of securities in the ECAP and the Company invests in equity securities to mirror these elections. As of April 30, 2023 and 2022, the Company's investments in equity securities consisted of mutual funds for which market prices are readily available. Unrealized losses that relate to equity securities still held as of April 30, 2023 and 2022, was $3.8 million and $27.3 million, respectively, while unrealized gains that relate to equity securities held as of April 30, 2021, was $32.7 million.


Foreign Currency Forward Contracts Not Designated as Hedges

The fair value of derivatives not designated as hedge instruments are as follows:

	April 30,	
	2023	**2022**
	(in thousands)	
Derivative assets:		
Foreign currency forward contracts	$ 2,813	$ 1,639
Derivative liabilities:		
Foreign currency forward contracts	$ 680	$ 1,843

As of April 30, 2023, the total notional amounts of the forward contracts purchased and sold were $112.7 million and $41.1 million, respectively. As of April 30, 2022, the total notional amounts of the forward contracts purchased and sold were $89.7 million and $35.8 million, respectively. The Company recognizes forward contracts as a net asset or net liability on the consolidated balance sheets as such contracts are covered by master netting agreements. During fiscal 2023 and 2021, the Company incurred gains of $2.1 million and $2.7 million, respectively, related to forward contracts which is recorded in general and administrative expenses in the accompanying consolidated statements of income. During fiscal 2022, the Company incurred losses of $0.2 million, related to forward contracts which is recorded in general and administrative expenses in the accompanying consolidated statements of income. These foreign currency gains/losses offset foreign currency losses/gains that result from transactions denominated in a currency other than the Company's functional currency. The cash flows related to foreign currency forward contracts are included in cash flows from operating activities.

6. Deferred Compensation and Retirement Plans

The Company has several deferred compensation and retirement plans for eligible consultants and vice presidents that provide defined benefits to participants based on the deferral of current compensation or contributions made by the Company subject to vesting and retirement or termination provisions.

The total benefit obligations for these plans were as follows:

	Year Ended April 30,	
	2023	**2022**
	(in thousands)	
Deferred compensation and pension plans	$ 227,255	$ 189,608
Medical and Life Insurance plan	4,838	5,365
International retirement plans	13,617	14,395
Executive Capital Accumulation Plan	178,043	166,723
Total benefit obligation	423,753	376,091
Less: current portion of benefit obligation [1]	(27,219)	(18,916)
Non-current benefit obligation	$ 396,534	$ 357,175

[1]   Current portion of benefit obligation is included in Compensation and benefits payable in the consolidated balance sheet.

Deferred Compensation and Pension Plans

The EWAP was established in fiscal 1994, which replaced the WAP. Certain vice presidents elected to participate in a "deferral unit" that required the participant to contribute a portion of their compensation for an eight year period, or in some cases, make an after-tax contribution, in return for defined benefit payments from the Company over a fifteen year period at retirement age of 65 or later. Participants were able to acquire additional "deferral units" every five years. Vice presidents who did not choose to roll over their WAP units into the EWAP continue to be covered under the earlier version in which participants generally vest and commence receipt of benefit payments at retirement age of 65. In June 2003, the Company amended the EWAP and WAP, so as not to allow new participants or the purchase of additional deferral units by existing participants.


In conjunction with the acquisition of Hay Group, the Company acquired multiple pension and savings plans covering certain of its employees worldwide. Among these plans is a defined benefit pension plan for certain employees in the U.S. The assets of this plan are held separately from the assets of the sponsors in self-administered funds.

On July 8, 2016, the Company established the LTPU Plan in order to promote the success of the Company by providing a select group of management and highly compensated employees with nonqualified supplemental retirement benefits as an additional means to attract, motivate and retain such employees. A unit award has a base value of either $25,000 or $50,000 for the purpose of determining the payment that would be made upon early termination for a partially vested unit award. The units vest 25% on each anniversary date with the unit becoming fully vested on the fourth anniversary of the grant date, subject to the participant's continued service as of each anniversary date. Each vested unit award will pay out an annual benefit of either $12,500 or $25,000 for each of five years commencing on the seventh anniversary of the grant date.

Deferred Compensation and Pension Plans

The following tables reconcile the benefit obligation for the deferred compensation and pension plans:

	Year Ended April 30,	
	2023	**2022**
	(in thousands)	
Change in benefit obligation:		
Benefit obligation, beginning of year	$ 211,598	$ 205,740
Service cost	40,843	37,952
Interest cost	9,511	4,028
Actuarial gain	(6,083)	(25,757)
Administrative expenses paid	(168)	(196)
Benefits paid from plan assets	(1,901)	(2,543)
Benefits paid from cash	(7,460)	(7,626)
Benefit obligation, end of year	246,340	211,598
Change in fair value of plan assets:		
Fair value of plan assets, beginning of year	21,990	26,746
Actual return on plan assets	(836)	(2,113)
Benefits paid from plan assets	(1,901)	(2,543)
Administrative expenses paid	(168)	(196)
Employer contributions	—	96
Fair value of plan assets, end of year	19,085	21,990
Funded status and balance, end of year [1]	$ (227,255)	$ (189,608)
Current liability	$ 15,447	$ 8,833
Non-current liability	211,808	180,775
Total liability	$ 227,255	$ 189,608
Plan Assets - weighted-average asset allocation:		
Debt securities	44 %	42 %
Equity securities	52 %	55 %
Other	4 %	3 %
Total	100 %	100 %

---

[1] The Company purchased COLI contracts insuring the lives of certain employees eligible to participate in the deferred compensation and pension plans as a means of funding benefits under such plans. As the COLI contracts are held in trust and are not separated from


our general corporate assets, they are not included in the funded status. As of April 30, 2023 and 2022, the Company held contracts with gross CSV of $275.1 million and $263.2 million, offset by outstanding policy loans of $77.1 million and $79.8 million, respectively.

The pension obligation in fiscal 2023 increased compared to fiscal 2022 due to the ongoing accruals for the LTPU Plan for additional awards issued in fiscal 2023. Additionally, the actual return on plan assets was lower than the expected return and this caused our funded position to decrease. The increase in pension benefit obligations was partially offset by the actuarial gain which was primarily due to an increase in discount rates. The fair value measurements of the defined benefit plan assets fall within the following levels of the fair value hierarchy as of April 30, 2023 and 2022:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
April 30, 2023:				
Mutual funds	$ —	$ 18,350	$ —	$ 18,350
Money market funds	735	—	—	735
Total	$ 735	$ 18,350	$ —	$ 19,085
April 30, 2022:				
Mutual funds	$ —	$ 21,353	$ —	$ 21,353
Money market funds	637	—	—	637
Total	$ 637	$ 21,353	$ —	$ 21,990

Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long term. The investment goal is a return on assets that is at least equal to the assumed actuarial rate of return over the long term within reasonable and prudent levels of risk. Investment policies reflect the unique circumstances of the respective plans and include requirements designed to mitigate risk including quality and diversification standards. Asset allocation targets are reviewed periodically with investment advisors to determine the appropriate investment strategies for acceptable risk levels. Our target allocation ranges are as follows: equity securities 40% to 60% and debt securities 40% to 60%. We establish our estimated long-term return on plan assets considering various factors, including the targeted asset allocation percentages, historic returns and expected future returns.

The components of net periodic benefits costs are as follows:

	Year Ended April 30,		
	2023	2022	2021
	(in thousands)		
Service cost	$ 40,843	$ 37,952	$ 31,947
Interest cost	9,511	4,028	4,035
Amortization of actuarial loss	945	2,170	4,117
Net prior service credit amortization	(97)	(97)	(97)
Expected return on plan assets	(1,156)	(1,554)	(1,404)
Net periodic benefit cost [1]	$ 50,046	$ 42,499	$ 38,598

_____

[1] The service cost, interest cost and other components of net periodic benefit costs are included in compensation and benefits expense, interest expense, net and other income (loss), net, respectively, on the consolidated statements of income.


The weighted-average assumptions used in calculating the benefit obligations were as follows:

	Year Ended April 30,		
	2023	**2022**	**2021**
Discount rate, beginning of year	4.08 %	2.17 %	2.29 %
Discount rate, end of year	4.77 %	4.08 %	2.17 %
Rate of compensation increase	0.00 %	0.00 %	0.00 %
Expected long-term rates of return on plan assets	6.00 %	5.50 %	6.00 %

Benefit payments, which reflect expected future service, as appropriate, are expected to be paid over the next ten years as follows:

Year Ending April 30,	Deferred Retirement Plans
	(in thousands)
2024	$ 17,219
2025	26,151
2026	34,713
2027	43,306
2028	52,563
2029-2033	237,542

Medical and Life Insurance Plan

In conjunction with the acquisition of Hay Group, the Company inherited a benefit plan which offers medical and life insurance coverage to 107 participants. The medical and life insurance benefit plan is closed to new entrants and is unfunded.

The following table reconciles the benefit obligation for the medical and life insurance plan:

	Year End April 30,	
	2023	**2022**
	(in thousands)	
Change in benefit obligation:		
Benefit obligation, beginning of year	$ 5,365	$ 6,584
Interest cost	195	110
Actuarial gain	(93)	(857)
Benefits paid	(629)	(472)
Benefit obligation, end of year	$ 4,838	$ 5,365
Current liability	$ 563	$ 585
Non-current liability	4,275	4,780
Total liability	$ 4,838	$ 5,365



The components of net periodic benefits costs are as follows:

	Year Ended April 30,		
	2023	2022	2021
	(in thousands)		
Service cost	$ —	$ —	$ —
Interest cost	195	110	140
Net periodic service credit amortization	(308)	(308)	(308)
Amortization of actuarial gain	(74)	—	—
Net periodic benefit cost [1]	$ (187)	$ (198)	$ (168)

_____

[1]   The service cost, interest cost and the other components of net periodic benefit costs are included in compensation and benefits expense, interest expense, net and other income (loss), net, respectively, on the consolidated statements of income.

The weighted-average assumptions used in calculating the medical and life insurance plan were as follows:

	Year Ended April 30,		
	2023	2022	2021
Discount rate, beginning of year	4.25 %	2.54 %	2.45 %
Discount rate, end of year	4.85 %	4.25 %	2.54 %
Healthcare care cost trend rate	6.50 %	6.00 %	6.25 %

Benefit payments, which reflect expected future service, as appropriate, are expected to be paid over the next ten years as follows:

Year Ending April 30,	Medical and Life Insurance
	(in thousands)
2024	$ 577
2025	551
2026	525
2027	486
2028	450
2029-2033	1,869

International Retirement Plans

The Company also maintains various retirement plans and other miscellaneous deferred compensation arrangements in 25 foreign jurisdictions. The aggregate of the long-term benefit obligation accrued at April 30, 2023 and 2022 is $13.6 million for 4,058 participants and $14.4 million for 3,568 participants, respectively. The Company's contribution to these plans was $16.4 million and $14.8 million in fiscal 2023 and 2022, respectively.

Executive Capital Accumulation Plan

The Company's ECAP is intended to provide certain employees an opportunity to defer their salary and/or bonus on a pre-tax basis. In addition, the Company, as part of its compensation philosophy, makes discretionary contributions into the ECAP and such contributions may be granted to key employees annually based on the employee's performance. Certain key management may also receive Company ECAP contributions upon commencement of employment. The Company amortizes these contributions on a straight-line basis over the service period, generally a five year period. Participants have the ability to allocate their deferrals among a number of investment options and may receive their benefits at termination, retirement or 'in service' either in a lump sum or in quarterly installments over one-to-15 years. The ECAP amounts that are expected to be paid to employees over the next 12 months are classified as a current liability included in compensation and benefits payable on the accompanying consolidated balance sheets.


The Company issued ECAP awards during fiscal 2023, 2022 and 2021 of $6.5 million, $7.5 million and $8.2 million, respectively.

The ECAP is accounted for whereby the changes in the fair value of the vested amounts owed to the participants are adjusted with a corresponding charge (or credit) to compensation and benefits costs. During both fiscal 2023 and 2021, the deferred compensation liability increased; therefore, the Company recognized a compensation expense of $3.5 million and $37.3 million, respectively. Offsetting the increase in compensation and benefits expense in fiscal 2023 and 2021 was an increase in the fair value of marketable securities (held in trust to satisfy obligations of the ECAP liabilities) of $2.9 million and $38.5 million in fiscal 2023 and 2021, respectively, recorded in other income (loss), net on the consolidated statements of income. During fiscal 2022, deferred compensation liability decreased; therefore, the Company recognized a reduction in compensation expense of $10.6 million. Offsetting the decrease in compensation and benefits expense in fiscal 2022 was a decrease in the fair value of marketable securities (held in trust to satisfy obligations of the ECAP liabilities) of $12.0 million in fiscal 2022, recorded in other income (loss), net on the consolidated statement of income.

Changes in ECAP liability were as follows:

	Year Ended April 30,	
	2023	**2022**
	(in thousands)	
Balance, beginning of year	$ 166,723	$ 163,582
Employee contributions	17,046	8,541
Amortization of employer contributions	5,886	7,060
Gain (loss) on investment	3,464	(10,602)
Employee distributions	(14,306)	(10,880)
Acquisition of Lucas Group	—	9,620
Exchange rate fluctuations	(770)	(598)
Balance, end of year	178,043	166,723
Less: current portion	(11,209)	(9,498)
Non-current portion	$ 166,834	$ 157,225

As of April 30, 2023 and 2022, the unamortized portion of the Company contributions to the ECAP was $16.1 million and $18.2 million, respectively.

Defined Contribution Plan

The Company has a defined contribution plan ("401(k) plan") for eligible employees. Participants may contribute up to 50% of their base compensation as defined in the plan agreement. In addition, the Company has the option to make matching contributions. Beginning in fiscal 2022, the Company began to match 10% of the employee contributions each pay period up to the IRS limit (excluding catch-up contributions) and then making an additional discretionary match after the fiscal year. The Company made $3.5 million in matching contributions during fiscal 2023. In addition, the Company intends to make an additional matching contribution relating to fiscal 2023 of $3.1 million in fiscal 2024, which are accrued in compensation and benefits payable on the consolidated balance sheet. The Company made $2.1 million matching contributions during fiscal 2022 and an additional $2.7 million matching contribution in fiscal 2023 related to contributions made by employees in fiscal 2022. The Company made a $3.0 million matching contribution in fiscal 2022 related to contributions made by employees in fiscal 2021.

Company Owned Life Insurance

The Company purchased COLI contracts insuring the lives of certain employees eligible to participate in the deferred compensation and pension plans as a means of funding benefits under such plans. The gross CSV of these contracts of $275.1 million and $263.2 million as of April 30, 2023 and 2022, respectively, is offset by outstanding policy loans of $77.1 million and $79.8 million in the accompanying consolidated balance sheets as of April 30, 2023 and 2022, respectively. Total death benefits payable, net of loans under COLI contracts, were $444.1 million and $449.3 million at April 30, 2023 and 2022, respectively. Management intends to use the future death benefits from these insurance contracts to fund the deferred compensation and pension arrangements; however, there may not be a direct correlation between the timing of the future cash receipts and disbursements under these arrangements. The CSV of the underlying COLI investments increased by $10.6 million, $5.8 million and $13.0 million during fiscal 2023, 2022 and 2021, respectively, recorded as a decrease in


compensation and benefits expense. Certain of the policies are held in trusts to provide additional benefit security for the deferred compensation and pension plans. As of April 30, 2023, COLI contracts with a net CSV of $173.9 million and death benefits, net of loans, of $393.3 million were held in trust for these purposes.

7. Fee Revenue

Contract Balances

A contract asset (unbilled receivables) is recorded when the Company transfers control of products or services before there is an unconditional right to payment. A contract liability (deferred revenue) is recorded when cash is received in advance of performance of the obligation. Deferred revenue represents the future performance obligations to transfer control of products or services for which we have already received consideration. Deferred revenue is presented in other accrued liabilities on the consolidated balance sheets.

The following table outlines the Company's contract asset and liability balances as of April 30, 2023 and 2022:

	April 30,	
	2023	**2022**
	(in thousands)	
Contract assets-unbilled receivables	$ 99,442	$ 100,652
Contract liabilities-deferred revenue	$ 257,067	$ 244,149

During fiscal 2023, 2022, and 2021 we recognized revenue of $181.7 million, $131.3 million and $92.4 million, respectively, that were included in the contract liabilities balance at the beginning of the period.

Performance Obligations

The Company has elected to apply the practical expedient to exclude the value of unsatisfied performance obligations for contracts with a duration of one year or less, which applies to all executive search, professional search and to most of the fee revenue from the interim business. As of April 30, 2023, the aggregate transaction price allocated to the performance obligations that are unsatisfied for contracts with an expected duration of greater than one year at inception was $1,118.0 million. Of the $1,118.0 million of remaining performance obligations, the Company expects to recognize approximately $600.7 million in fiscal 2024, $325.4 million in fiscal 2025, $138.5 million in fiscal 2026 and the remaining $53.4 million in fiscal 2027 and thereafter. However, this amount should not be considered an indication of the Company's future revenue as contracts with an initial term of one year or less are not included. Further, our contract terms and conditions allow for clients to increase or decrease the scope of services and such changes do not increase or decrease a performance obligation until the Company has an enforceable right to payment.

Disaggregation of Revenue

The Company disaggregates its revenue by line of business and further by region for Executive Search. This information is presented in Note 12—Segments.

The following table provides further disaggregation of fee revenue by industry:

	Year Ended April 30,					
	2023		**2022**		**2021**	
	Dollars	**%**	**Dollars**	**%**	**Dollars**	**%**
	(dollars in thousands)					
Industrial	$ 805,241	28.4 %	$ 688,902	26.2 %	$ 490,863	27.1 %
Life Sciences/Healthcare	522,372	18.4	501,463	19.1	355,668	19.7
Financial Services	494,299	17.4	475,326	18.1	331,976	18.3
Technology	483,787	17.1	456,498	17.4	275,510	15.2
Consumer Goods	386,409	13.6	372,720	14.2	239,457	13.2
Education/Non–Profit/General	143,300	5.1	131,809	5.0	116,573	6.5
Fee Revenue	$ 2,835,408	100.0 %	$ 2,626,718	100.0 %	$ 1,810,047	100.0 %


8. Credit Losses

The Company is exposed to credit losses primarily through the services it provides. The Company's expected credit loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables. Due to the short-term nature of such receivables, the estimate of the amount of accounts receivable that may not be collected is primarily based on historical loss-rate experience. When required, the Company adjusts the loss-rate methodology to account for current conditions and reasonable and supportable expectations of future economic and market conditions. The Company generally assesses future economic conditions for a period of sixty to ninety days, which corresponds with the contractual life of its accounts receivables. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The Company's monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible.

The activity in the allowance for credit losses on the Company's trade receivables is as follows:

	(in thousands)
Balance at May 1, 2020	$ 23,795
Provision for credit losses	15,763
Write-offs	(12,073)
Recoveries of amounts previously written off	311
Foreign currency translation	1,528
Balance at April 30, 2021	29,324
Provision for credit losses	21,552
Write-offs	(14,052)
Recoveries of amounts previously written off	702
Foreign currency translation	(1,142)
Balance at April 30, 2022	36,384
Provision for credit losses	22,493
Write-offs	(15,806)
Recoveries of amounts previously written off	585
Foreign currency translation	721
Balance at April 30, 2023	$ 44,377



The fair value and unrealized losses on available for sale debt securities, aggregated by investment category and the length of time the security has been in an unrealized loss position as of April 30, 2023 and 2022, are as follows:

	Less Than 12 Months		12 Months or longer		Balance Sheet Classification		
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Cash and Cash Equivalents	Marketable Securities, Current	Marketable Securities, Non-Current
				(in thousands)			
Balance at April 30, 2022							
Commercial paper	$ 37,002	$ 125	$ 4,499	$ 1	$ 15,489	$ 26,012	$ —
Corporate notes/bonds	$ 32,186	$ 446	$ 3,800	$ 4	$ —	$ 18,942	$ 17,044
U.S. Treasury and Agency Securities	$ 987	$ 8	$ —	$ —	$ —	$ 987	$ —
Balance at April 30, 2023							
Commercial paper	$ 8,229	$ 26	$ 3,492	$ 4	$ —	$ 11,721	$ —
Corporate notes/bonds	$ 9,581	$ 123	$ 13,815	$ 232	$ —	$ 20,489	$ 2,907

The unrealized losses on 7 and 27 investments in commercial paper securities, 16 and 23 investments in corporate notes/bonds, and no investment and 1 investment in U.S treasury and agency securities on April 30, 2023 and 2022, respectively, were caused by fluctuations in market interest rates. The Company only purchases high grade bonds that have a maturity from the date of purchase of no more than two years. The Company monitors the credit worthiness of its investments on a quarterly basis. The Company does not intend to sell the investments and does not believe it will be required to sell the investments before the investments mature and therefore recover the amortized cost basis.

9. Income Taxes

Income from continuing operations before provision for income taxes was as follows:

	Year Ended April 30,		
	2023	2022	2021
	(in thousands)		
Domestic	$ 136,269	$ 184,877	$ 34,661
Foreign	159,468	248,024	129,039
Income before provision for income taxes	$ 295,737	$ 432,901	$ 163,700



The provision for domestic and foreign income taxes was as follows:

	Year Ended April 30,		
	2023	2022	2021
	(in thousands)		
Current income taxes:			
Federal	$ 39,188	$ 43,993	$ 16,913
State	15,879	15,962	4,719
Foreign	42,019	59,064	40,646
Current provision for income taxes	97,086	119,019	62,278
Deferred income taxes:			
Federal	(13,228)	(13,858)	(5,809)
State	(5,723)	(3,936)	(5,025)
Foreign	4,548	831	(3,306)
Deferred benefit for income taxes	(14,403)	(16,963)	(14,140)
Total provision for income taxes	$ 82,683	$ 102,056	$ 48,138

The reconciliation of the statutory federal income tax rate to the effective consolidated tax rate is as follows:

	Year Ended April 30,		
	2023	2022	2021
U.S. federal statutory income tax rate	21.0 %	21.0 %	21.0 %
State tax, net of federal effect	2.8	2.5	1.0
Foreign tax rates differential	4.0	2.5	4.5
Non-deductible officer's compensation	1.0	0.7	2.3
Excess tax (benefit) expense on stock-based compensation	(0.9)	(0.6)	0.8
Change in valuation allowance	0.3	(0.7)	0.3
COLI increase, net	(0.8)	(0.3)	(1.7)
Change in uncertain tax positions	0.1	0.3	1.1
R&D tax credit	(0.6)	(1.3)	(0.9)
Other	1.1	(0.5)	1.0
Effective income tax rate	28.0 %	23.6 %	29.4 %



Components of deferred tax assets and liabilities were as follows:

	April 30,	
	2023	2022
	(in thousands)	
Deferred tax assets:		
Deferred compensation	$ 120,361	$ 111,133
Operating lease liability	26,952	35,158
Loss carryforwards	28,707	33,360
Reserves and accruals	21,140	20,887
Allowance for doubtful accounts	7,272	5,645
Deferred revenue	6,436	6,207
Gross deferred tax assets	210,868	212,390
Deferred tax liabilities:		
Operating lease, right-of-use, assets	(22,056)	(27,513)
Intangibles and goodwill	(26,310)	(28,388)
Property and equipment	(15,953)	(24,063)
Prepaid expenses	(20,037)	(24,453)
Other	(4,581)	(1,951)
Gross deferred tax liabilities	(88,937)	(106,368)
Valuation allowances	(25,226)	(24,025)
Net deferred tax asset	$ 96,705	$ 81,997

Deferred tax assets are reduced by a valuation allowance if it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Management believes uncertainty exists regarding the realizability of certain deferred tax assets and has, therefore, established a valuation allowance offsetting deferred tax assets that are not more-likely-than-not to be realized. Realization of the deferred tax asset is dependent on the Company generating enough taxable income of the appropriate nature in future years. Although realization is not assured, management believes that it is more-likely-than-not that the net deferred tax assets will be realized. In fiscal 2023, the Company's valuation allowance increased by $1.2 million primarily due to increases in deferred tax asset balances, including net operating loss carryforwards, in certain foreign jurisdictions that were not more-likely-than-not to be realized. In fiscal 2022 and 2021, the Company's valuation allowance decreased by $1.1 million and increased by $7.3 million, respectively, primarily due to changes in deferred tax asset balances, including net operating loss carryforwards in certain foreign jurisdictions that were not more-likely-than-not to be realized. Deferred tax assets and deferred tax liabilities are presented net on the consolidated balance sheets by tax jurisdiction.

As of April 30, 2023, the Company had U.S. federal net operating loss carryforwards of $8.2 million, which if unutilized, will begin to expire in fiscal 2036. The Company has state net operating loss carryforwards of $32.1 million, which, if unutilized, will begin to expire in fiscal 2024. The Company also has foreign net operating loss carryforwards of $103.7 million, which, if unutilized, will begin to expire in fiscal 2024.

We continue to consider approximately $730.9 million of undistributed earnings of our foreign subsidiaries to be indefinitely reinvested, and, accordingly, have provided no state, local or foreign withholding income taxes on such earnings. While we do not anticipate a need to repatriate funds to the U.S. to satisfy domestic liquidity needs, we review our cash positions regularly and, to the extent we determine that all or a portion of our foreign earnings are not indefinitely reinvested, we provide additional state, local and foreign withholding income taxes. Under current U.S. federal tax law, we do not expect to incur a U.S. federal income tax liability on the undistributed earnings in the event they are repatriated to the United States.

The Company elected to treat taxes due on future U.S. inclusions in taxable income related to Global Intangible Low-Taxed Income as an expense when incurred (the "period cost method") as opposed to factoring such amounts in the Company's measurement of its deferred taxes (the "deferred method").

The Company and its subsidiaries file federal and state income tax returns in the U.S. as well as in foreign jurisdictions. These income tax returns are subject to audit by the Internal Revenue Service (the "IRS") and various state and foreign tax



authorities. Currently, income tax returns of the Company's subsidiaries are under audit in Brazil, Germany, Switzerland, Japan, and India. The Company's income tax returns are not otherwise under examination in any material jurisdictions. The statute of limitations varies by jurisdiction in which the Company operates. With few exceptions, however, the Company's tax returns for years prior to fiscal 2017 are no longer open to examination by tax authorities (including U.S. federal, state and foreign).

Unrecognized tax benefits are the differences between the amount of benefits of tax positions taken, or expected to be taken, on a tax return and the amount of benefits recognized for financial reporting purposes. As of April 30, 2023, the Company had a liability of $10.6 million for unrecognized tax benefits. A reconciliation of the beginning and ending balances of the unrecognized tax benefits is as follows:

| | Year Ended April 30, | | |
	2023	2022	2021
	(in thousands)		
Unrecognized tax benefits, beginning of year	$ 10,682	$ 9,954	$ 6,037
Additions based on tax positions related to the current year	1,257	456	1,716
Additions based on tax positions related to prior years	28	272	2,201
Settlement with tax authority	(545)	—	—
Lapse of applicable statute of limitations	(856)	—	—
Unrecognized tax benefits, end of year	$ 10,566	$ 10,682	$ 9,954

The full amount of unrecognized tax benefits would impact the effective tax rate if recognized. In the next 12 months, it is reasonably possible that the Company's unrecognized tax benefits could change due to the resolution of certain tax matters either because the tax positions are sustained on audit or the Company agrees to their disallowance. These resolutions could reduce the Company's liability for unrecognized tax benefits by approximately $1.4 million.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes. The Company had accruals of $1.8 million, $1.4 million, and $0.9 million for interest related to unrecognized tax benefits as of April 30, 2023, 2022, and 2021 respectively. The Company had an accrual of $0.5 million and $0.5 million as of April 30, 2023 and 2022, respectively, for penalties related to unrecognized tax benefits. The Company recognized tax expense of $0.4 million, $0.4 million, and $0.8 million for interest and penalties related to unrecognized tax benefits during fiscal 2023, 2022, and 2021, respectively.

10. Property and Equipment, Net

Property and equipment include the following:

| | April 30, | |
	2023	2022
	(in thousands)	
Computer equipment and software [(1)]	$ 383,701	$ 331,371
Leasehold improvements	73,980	81,743
Furniture and fixtures	37,844	41,999
Automobiles	3,346	3,460
	498,871	458,573
Less: accumulated depreciation and amortization	(336,995)	(320,401)
Property and equipment, net	$ 161,876	$ 138,172

_____
[(1)] Depreciation expense for capitalized software was $29.3 million, $28.0 million and $25.4 million during fiscal 2023, 2022 and 2021, respectively. The net book value of the Company's computer software costs included in property and equipment, net was $121.9 million and $94.7 million as of April 30, 2023 and 2022, respectively.

Depreciation expense for property and equipment was $44.6 million, $43.2 million and $42.6 million during fiscal 2023, 2022 and 2021, respectively.



11. Long-Term Debt

4.625% Senior Unsecured Notes due 2027

On December 16, 2019, the Company completed a private placement of 4.625% Senior Unsecured Notes due 2027 (the "Notes") with a $400 million principal amount pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The Notes were issued with a $4.5 million discount and will mature December 15, 2027, with interest payable semi-annually in arrears on June 15 and December 15 of each year, commencing on June 15, 2020. The Notes represent senior unsecured obligations that rank equally in right of payment to all existing and future senior unsecured indebtedness. The Company may redeem the Notes prior to maturity, subject to certain limitations and premiums defined in the indenture governing the Notes. Prior to December 15, 2022, the Company was permitted to redeem the Notes at a redemption price equal to 100% of the principal plus the Applicable Premium (as defined in the indenture governing the Notes), and accrued and unpaid interest. Also, prior to December 15, 2022, the Company was permitted to use the proceeds of certain equity offerings to redeem up to 35% of the aggregate principal amount of the Notes, including any permitted additional notes, at a redemption price equal to 104.625% of the principal amount and accrued and unpaid interest. Since December 15, 2022, the Company may redeem the Notes at the applicable redemption prices set forth in the table below, plus accrued and unpaid interest, if redeemed during the 12-month period beginning on December 15 of each of the years indicated:

Year	Percentage
2022	102.313%
2023	101.156%
2024 and thereafter	100.000%

The Notes allow the Company to pay $25 million of dividends per fiscal year with no restrictions, plus an unlimited amount of dividends so long as the Company's consolidated total leverage ratio is not greater than 3.50 to 1.00, and the Company is not in default under the indenture governing the Notes. The Notes are guaranteed by each of the Company's existing and future wholly owned domestic subsidiaries to the extent such subsidiaries guarantee the Company's credit facilities. The indenture governing the Notes requires that, upon the occurrence of both a Change of Control and a Rating Decline (each as defined in the indenture), the Company shall make an offer to purchase all of the Notes at 101% of their principal amount, and accrued and unpaid interest. The Company used the proceeds from the offering of the Notes to repay $276.9 million outstanding under the Company's prior revolving credit facility and to pay expenses and fees in connection therewith. The remainder of the proceeds were used for general corporate requirements. The effective interest rate on the Notes was 4.86% as of April 30, 2023. As of April 30, 2023 and 2022, the fair value of the Notes was $381.5 million and $379.5 million, respectively, based on borrowing rates then required of notes with similar terms, maturity and credit risk. The fair value of the Notes was classified as a Level 2 measurement in the fair value hierarchy.

Long-term debt, at amortized cost, consisted of the following:

In thousands	April 30, 2023	April 30, 2022
Senior Unsecured Notes	$ 400,000	$ 400,000
Less: Unamortized discount and issuance costs	(3,806)	(4,523)
Long-term borrowings, net of unamortized discount and debt issuance costs	$ 396,194	$ 395,477

Credit Facilities

On June 24, 2022, the Company entered into an amendment (the "Amendment") to its December 16, 2019 Credit Agreement (the "Credit Agreement"; as amended by the Amendment, the "Amended Credit Agreement") with a syndicate of banks and Bank of America, National Association as administrative agent, to, among other things, (i) extend the existing maturity date of the revolving facility to June 24, 2027, (ii) provide for a new delayed draw term loan facility as described below, (iii) replace the London interbank offered rate with forward-looking SOFR term rate ("Term SOFR") as described below, and (iv) replace the existing financial covenants with the financial covenant described below. The Amended Credit Agreement provides for five-year senior secured credit facilities in an aggregate amount of $1,150.0 million comprised of a $650.0 million revolving credit facility (the "Revolver") and a $500.0 million delayed draw term loan facility (the "Delayed Draw Facility", and together with the Revolver, the "Credit Facilities"). The Amended Credit Agreement also provides that, under certain circumstances, the Company may incur term loans or increase the aggregate principal amount of revolving commitments by an aggregate amount up to $250.0 million plus an unlimited amount subject to a consolidated secured net leverage ratio of 3.25 to 1.00.


Extensions of credit under the Delayed Draw Facility were available to the Company in up to two advances through June 24, 2023. Any amounts undrawn under the Delayed Draw Facility as of June 24, 2023 are no longer available to the Company. The Amended Credit Agreement contains certain customary affirmative and negative covenants that, among other things, restrict the Company's ability to incur additional indebtedness, grant liens and make certain acquisitions, investments, asset dispositions and restricted payments. In addition, the Amended Credit Agreement contains a covenant that requires the Company to maintain a maximum consolidated secured leverage ratio of 3.50 to 1.00 (which may be temporarily increased to 4.00 following certain material acquisitions under certain circumstances) (the "Financial Covenant").

The principal balance of the Delayed Draw Facility, if any, is subject to annual term loan amortization of 2.5% for the fiscal quarters ending September 30, 2022 through June 30, 2024, and 5.0% for the fiscal quarter ending September 30, 2024 through June 30, 2027, with the remaining principal due at maturity. The principal balance of the Revolver, if any, is due at maturity. The Credit Facilities mature on June 24, 2027 and any unpaid principal balance is payable on this date. The Credit Facilities may also be prepaid and terminated early by the Company at any time without premium or penalty (subject to customary breakage fees).

Amounts outstanding under the Amended Credit Agreement will bear interest at a rate equal to, at the Company's election, either Term SOFR plus a SOFR adjustment of 0.10%, plus an interest rate margin between 1.125% per annum and 2.00% per annum, depending on the Company's consolidated net leverage ratio, or base rate plus an interest rate margin between 0.125% per annum and 1.00% per annum depending on the Company's consolidated net leverage ratio. In addition, the Company will be required to pay to the lenders a ticking fee of 0.20% per annum on the actual daily unused portion of the Delayed Draw Facility, and a quarterly commitment fee ranging from 0.175% to 0.300% per annum on the actual daily unused amount of the Revolver, based upon the Company's consolidated net leverage ratio at such time, and fees relating to the issuance of letters of credit.

As of April 30, 2023 and 2022, there was no outstanding liability under the Credit Facilities and the credit facilities under the Credit Agreement prior to the Amendment (the "Prior Credit Facility"), respectively. The unamortized debt issuance costs associated with the Amended Credit Agreement was $4.2 million as of April 30, 2023 and $2.4 million under the Credit Agreement as of April 30, 2022. The debt issuance costs were included in other current assets and other non-current assets on the consolidated balance sheets. As of April 30, 2023, the Company was in compliance with its debt covenants.

The Company has a total of $1,145.4 million available under the Credit Facilities and had a total $645.3 million available under the Prior Credit Facility after $4.6 million and $4.7 million of standby letters of credit were issued as of April 30, 2023 and 2022, respectively. Of the amount available under the Credit Facilities, $500.0 million is under the Delayed Draw Facility that expired on June 24, 2023. The Company had a total of $11.5 million and $10.0 million of standby letters with other financial institutions as of April 30, 2023 and 2022, respectively. The standby letters of credit were generally issued as a result of entering into office premise leases.

The Company has outstanding borrowings against the CSV of COLI contracts of $77.1 million and $79.8 million at April 30, 2023 and 2022, respectively. CSV reflected in the accompanying consolidated balance sheets is net of the outstanding borrowings, which are secured by the CSV of the life insurance policies. Principal payments are not scheduled and interest is payable at least annually at various fixed and variable rates ranging from 4.76% to 8.00%.

12. Segments

In the past two years, the Company has allocated capital to build out its Professional Search and Interim operations through the acquisition of Lucas Group, Patina Solutions Group ("Patina"), Infinity Consulting Solutions ("ICS") and Salo LLC ("Salo"). These acquisitions provided the Company with the opportunity to reassess how it manages its RPO & Professional Search segment. Given the Company's strategy and development of separate financial and operational metrics for the Professional Search & Interim and RPO operations, the Company's chief operating decision maker began to regularly make separate resource allocation decisions between Professional Search & Interim and RPO. Therefore, on May 1, 2022, the Company changed the composition of its global segments and under the new reporting format, the RPO & Professional Search segment has been separated into two segments: Professional Search & Interim and RPO. Revenues are directly attributed to a segment and expenses not directly associated with a specific segment are allocated based on the most relevant measures applicable, including revenues, headcount and other factors. Due to this change, the Company completed a quantitative assessment for potential goodwill impairment both prior and subsequent to the aforementioned change and determined there was no goodwill impairment. The presentation of operating results prior to May 1, 2022 has been revised to conform to the new segment reporting.

The Company now has eight reportable segments: Consulting, Digital, Executive Search North America, Executive Search EMEA, Executive Search Asia Pacific, Executive Search Latin America, Professional Search & Interim and RPO.


The Company's eight reportable segments operate through the following five lines of business:

1. **Consulting** aligns organizational structure, culture, performance and people to drive sustainable growth by addressing four fundamental needs: Organizational Strategy, Assessment and Succession, Leadership and Professional Development and Total Rewards. This work is enabled by a set of Digital Performance Management Tools, based on some of the world's leading IP and data. The Consulting teams employ an integrated approach across our core capabilities and integrated solutions, each one intended to strengthen the work and thinking in the next, to help clients execute their strategy in a digitally enabled world.

2. **Digital** develops technology-enabled Performance Management Tools that empower our clients. The digital products give clients direct access to Korn Ferry proprietary data, client data and analytics to deliver clear insights with the training and tools needed to align organizational structure with business strategy.

3. **Executive Search** helps organizations recruit board level, chief executive and other senior executive and general management talent to deliver lasting impact. The Company's approach to placing talent is bringing together research-based IP, proprietary assessments and behavioral interviewing with practical experience to determine the ideal organizational fit. Salary benchmarking then helps the Company build appropriate frameworks for compensation and retention. This business is managed and reported on a geographic basis and represents four of the Company's reportable segments (Executive Search North America, Executive Search EMEA, Executive Search Asia Pacific, and Executive Search Latin America).

4. **Professional Search & Interim** delivers enterprise talent acquisition solutions for professional level middle and upper management. The Company helps clients source high-quality candidates at speed and scale globally, covering single-hire to multi-hire permanent placements and interim contractors.

5. **RPO** offers scalable recruitment outsourcing solutions leveraging customized technology and talent insights. The Company's scalable solutions, built on science and powered by best-in-class technology and consulting expertise, enables the Company to act as a strategic partner in clients' quest for superior recruitment outcomes and better candidate fit.

Executive Search is managed by geographic regional leaders. Worldwide operations for Consulting, Digital, Professional Search & Interim and RPO are managed by their Chief Executive Officers. The Executive Search geographic regional leaders and the Chief Executive Officers of Consulting, Digital, Professional Search & Interim and RPO report directly to the Chief Executive Officer of the Company. The Company also operates Corporate to record global expenses.

The Company evaluates performance and allocates resources based on the Company's CODM review of (1) fee revenue and (2) adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"). To the extent that such costs or charges occur, Adjusted EBITDA excludes restructuring charges, integration/acquisition costs, certain separation costs and certain non-cash charges (goodwill, intangible asset and other impairment charges). The CODM is not provided asset information by reportable segment.


Financial highlights are as follow:

	Year Ended April 30,		
	2023	**2022**	**2021**
	Consolidated		
	(in thousands)		
Fee revenue	$ 2,835,408	$ 2,626,718	$ 1,810,047
Total revenue	$ 2,863,836	$ 2,643,455	$ 1,819,946
Net income attributable to Korn Ferry	$ 209,529	$ 326,360	$ 114,454
Net income attributable to noncontrolling interest	3,525	4,485	1,108
Other (income) loss, net	(5,261)	11,880	(37,194)
Interest expense, net	25,864	25,293	29,278
Income tax provision	82,683	102,056	48,138
Operating income	316,340	470,074	155,784
Depreciation and amortization	68,335	63,521	61,845
Other income (loss), net	5,261	(11,880)	37,194
Integration/acquisition costs	14,922	7,906	737
Impairment of fixed assets	4,375	1,915	—
Impairment of right of use assets	5,471	7,392	—
Restructuring charges, net	42,573	—	30,732
Adjusted EBITDA[1]	$ 457,277	$ 538,928	$ 286,292

---

[1] Adjusted EBITDA refers to earnings before interest, taxes, depreciation and amortization and further excludes integration/acquisition costs, impairment of fixed assets, impairment of right-of-use assets, and restructuring charges, net.

Financial highlights by reportable segments are as follows:

	Year Ended April 30, 2023		
	Fee revenue	**Total revenue**	**Adjusted EBITDA[1]**
	(in thousands)		
Consulting	$ 677,001	$ 686,979	$ 108,502
Digital	354,651	354,967	97,458
Executive Search:			
North America	562,139	568,212	140,850
EMEA	187,014	188,114	31,380
Asia Pacific	95,598	95,956	24,222
Latin America	31,047	31,054	9,370
Professional Search & Interim	503,395	507,058	110,879
RPO	424,563	431,496	52,588
Corporate	—	—	(117,972)
Consolidated	$ 2,835,408	$ 2,863,836	$ 457,277

---

[1] Adjusted EBITDA refers to earnings before interest, taxes, depreciation and amortization and further excludes integration/acquisition costs, impairment of fixed assets, impairment of right-of-use assets, and restructuring charges, net.



	Year Ended April 30, 2022		
	Fee revenue	Total revenue	Adjusted EBITDA[1]
	(in thousands)		
Consulting	$ 650,204	$ 654,199	$ 116,108
Digital	349,025	349,437	110,050
Executive Search:			
North America	605,704	609,258	181,615
EMEA	182,192	182,866	31,804
Asia Pacific	118,596	118,705	35,105
Latin America	29,069	29,079	9,089
Professional Search & Interim	297,096	297,974	106,015
RPO	394,832	401,937	59,126
Corporate	—	—	(109,984)
Consolidated	$ 2,626,718	$ 2,643,455	$ 538,928

[1] Adjusted EBITDA refers to earnings before interest, taxes, depreciation and amortization and further excludes integration/acquisition costs, impairment of fixed assets and impairment of right-of-use assets.

	Year Ended April 30, 2021		
	Fee revenue	Total revenue	Adjusted EBITDA[1]
	(in thousands)		
Consulting	$ 515,844	$ 517,046	$ 81,522
Digital	287,306	287,780	86,095
Executive Search:			
North America	397,275	399,104	98,099
EMEA	138,954	139,213	11,742
Asia Pacific	83,306	83,463	16,676
Latin America	17,500	17,500	1,289
Professional Search & Interim	130,831	131,080	36,934
RPO	239,031	244,760	32,477
Corporate	—	—	(78,542)
Consolidated	$ 1,810,047	$ 1,819,946	$ 286,292

[1] Adjusted EBITDA refers to earnings before interest, taxes, depreciation and amortization and further excludes, integration/acquisition costs and restructuring charges, net.


Fee revenue attributed to an individual customer or country, other than the U.S. in fiscal year 2023 and 2022, and the U.S and United Kingdom in fiscal year 2021, did not account for more than 10% of the total fee revenue in those fiscal years. Fee revenue classified by country in which the Company derives revenues are as follows:

	Year Ended April 30,		
	2023	**2022**	**2021**
	(in thousands)		
U.S.	$ 1,568,119	$ 1,348,377	$ 837,682
United Kingdom	255,797	247,617	189,893
Other countries	1,011,492	1,030,724	782,472
Total fee revenue	$ 2,835,408	$ 2,626,718	$ 1,810,047

Other than the U.S. in fiscal 2023 and 2022, and the U.S. and United Kingdom in fiscal 2021, no single country had over 10% of the total long-lived assets, excluding financial instruments and tax assets. Long-lived assets, excluding financial instruments and tax assets, classified by location of the controlling statutory country are as follows:

	Year Ended April 30,		
	2023	**2022**	**2021**
	(in thousands)		
U.S.[1]	$ 186,220	$ 185,228	$ 182,218
United Kingdom	22,893	26,711	34,081
Other countries	95,453	93,967	89,600
Total long-lived assets	$ 304,566	$ 305,906	$ 305,899

_____
[1]   Includes Corporate long-lived assets

13. Restructuring Charges, Net

In light of the Company's evolution to an organization that is selling larger integrated solutions in a world where there are shifts in global trade lanes and persistent inflationary pressures, on January 11, 2023, the Company initiated a plan (the "Plan") intended to realign its workforce with its business needs and objectives, namely, to invest in areas of potential growth and implement reductions where there is excess capacity. Due to the implementation of the Plan, the Company recorded restructuring charges of $42.6 million during fiscal 2023 across all lines of business related to severance for positions that were eliminated. There were no restructuring charges in fiscal 2022.

In the fourth quarter of fiscal 2020, in light of the uncertainty in worldwide economic conditions caused by the coronavirus pandemic and, as part of a broader program aimed at further enhancing Korn Ferry's strong balance sheet and liquidity position, the Company adopted a restructuring plan intended to adjust its cost base to the then-current economic environment and to position the Company to invest in its recovery. The Company continued the implementation of this restructuring plan in the first quarter of fiscal 2021 and this resulted in restructuring charges, net of $30.7 million during fiscal 2021 across all lines of business relating to severance for positions that were eliminated.



Changes in the restructuring liability were as follows:

	Restructuring Liability
	(in thousands)
As of May 1, 2020	$ 34,153
Restructuring charges, net	30,732
Reductions for cash payments	(56,387)
Non-cash payments	(3,968)
Exchange rate fluctuations	2,455
As of April 30, 2021	6,985
Reductions for cash payments	(4,829)
Exchange rate fluctuations	(654)
As of April 30, 2022	1,502
Restructuring charges, net	42,573
Reductions for cash payments	(24,485)
Non-cash payments	(10,827)
Exchange rate fluctuations	(759)
As of April 30, 2023	$ 8,004

As of April 30, 2023 and 2022, the restructuring liability is included in the current portion of other accrued liabilities on the consolidated balance sheets, except for $0.5 million as of April 30, 2022, which was included in other long-term liabilities.

Restructuring charges incurred by segment were as follows:

	Year Ended April 30		
	2023	2022	2021
	(in thousands)		
Consulting	$ 11,613	$ —	$ 14,223
Digital	2,856	—	2,947
Executive Search:			
North America	4,515	—	958
EMEA	12,732	—	8,868
Asia Pacific	2,129	—	181
Latin America	697	—	405
Professional Search & Interim	4,835	—	1,543
RPO	3,097	—	1,607
Corporate	99	—	—
Consolidated	$ 42,573	$ —	$ 30,732



14. Goodwill and Intangible Assets

Changes in the carrying value of goodwill by reportable segment were as follows:

	Consulting	Digital	Executive Search North America	EMEA	Asia Pacific	Professional Search & Interim [1]	RPO [1]	Consolidated
					(in thousands)			
Balance as of May 1, 2021	$ 173,410	$ 326,628	$ 48,498	$ 47,449	$ 972	$ 15,705	$ 14,007	$ 626,669
Additions [2]	—	—	—	—	—	55,480	49,482	104,962
Exchange rate fluctuations	(440)	(1,274)	(934)	(877)	—	(1,329)	(1,185)	(6,039)
Balance as of April 30, 2022	172,970	325,354	47,564	46,572	972	69,856	62,304	725,592
Additions [3]	—	—	—	—	—	184,519	—	184,519
Exchange rate fluctuations	123	204	(1,327)	(171)	—	291	260	(620)
Balance as of April 30, 2023	$ 173,093	$ 325,558	$ 46,237	$ 46,401	$ 972	$ 254,666	$ 62,564	$ 909,491

[1]   Segment data for FY'22 has been recast to reflect the division of the RPO & Professional Search segment into the RPO segment and Professional Search & Interim segment.

[2]   Additions to goodwill in fiscal 2022 were due to $76.8 million and $28.2 million from the acquisition of the Lucas Group and Patina, respectively.

[3]   Additions to goodwill in fiscal 2023 were due to $68.3 million and $116.2 million from the acquisition of the ICS and Salo, respectively.

Tax deductible goodwill from the acquisitions of Salo and ICS were $114.3 million and $64.9 million, respectively, as of April 30, 2023. Tax deductible goodwill from the Miller Heiman acquisition was $16.3 million and $22.7 million as of April 30, 2023 and 2022, respectively. Tax deductible goodwill from the PIVOT Leadership acquisition was $5.2 million and $5.9 million as of April 30, 2023 and 2022, respectively.

Intangible assets include the following:

	April 30, 2023 Gross	Accumulated Amortization	Net	April 30, 2022 Gross	Accumulated Amortization	Net
			(in thousands)			
Amortized intangible assets:						
Customer lists	$ 192,099	$ (104,429)	$ 87,670	$ 146,799	$ (89,024)	$ 57,775
Intellectual property	69,100	(47,187)	21,913	69,100	(40,720)	28,380
Proprietary databases	4,256	(4,256)	—	4,256	(4,256)	—
Non-compete agreements	910	(910)	—	910	(910)	—
Trademarks	12,086	(7,123)	4,963	8,986	(5,261)	3,725
Total [1]	$ 278,451	$ (163,905)	114,546	$ 230,051	$ (140,171)	89,880
Exchange rate fluctuations			(120)			(110)
Total Intangible assets			$ 114,426			$ 89,770

[1]   In fiscal 2023 there were intangible assets additions of $16.4 million and $32.0 million from the acquisition of the ICS and Salo, respectively. In fiscal 2022 there were intangible assets additions of $11.6 million and $5.7 million from the acquisition of the Lucas Group and Patina, respectively.

Acquisition-related intangible assets acquired in fiscal 2023 consists of customer relationships and tradenames of $45.3 million and $3.1 million, respectively, with weighted-average useful lives from the date of purchase of seven years and two years, respectively. Acquisition-related intangible assets acquired in fiscal 2022 consists of customer relationships and tradenames of $15.5 million and $1.8 million, respectively, with weighted-average useful lives from the date of purchase of seven years and two years, respectively.



Amortization expense for amortized intangible assets was $23.7 million, $20.3 million and $19.2 million during fiscal 2023, 2022 and 2021, respectively. Estimated annual amortization expense related to amortizing intangible assets is as follows:

Year Ending April 30,	Estimated Annual Amortization Expense
	(in thousands)
2024	$ 25,604
2025	24,256
2026	22,859
2027	17,106
2028	10,080
Thereafter	14,521
	$ 114,426

All amortizable intangible assets will be fully amortized by the end of fiscal 2032.

15. Leases

The Company's lease portfolio is comprised of operating leases for office space and equipment and finance leases for equipment. Equipment leases are comprised of vehicles and office equipment. The majority of the Company's leases include both lease and non-lease components. Non-lease components primarily include maintenance, insurance, taxes and other utilities. The Company combines fixed payments for non-lease components with its lease payments and accounts for them as a single lease component, which increases its ROU assets and lease liabilities. Some of the leases include one or more options to renew or terminate the lease at the Company's discretion. Generally, the renewal and termination options are not included in the ROU assets and lease liabilities as they are not reasonably certain of exercise. The Company has elected not to recognize a ROU asset or lease liability for leases with an initial term of 12 months or less.

As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of the future minimum lease payments. The Company applies the portfolio approach when determining the incremental borrowing rate since it has a centrally managed treasury function. The Company's incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments in a similar economic environment.

Operating leases contain both office and equipment leases and have remaining terms that range from less than one year to nine years, some of which also include options to extend or terminate the lease. Finance leases are comprised of equipment leases and have remaining terms that range from less than one year to six years. Finance lease assets are included in property and equipment, net while finance lease liabilities are included in other accrued liabilities and other liabilities.

During fiscal 2023 and 2022, the Company reduced its real estate footprint and as a result recorded an impairment charge of the ROU assets of $5.5 million and $7.4 million, respectively, in the consolidated statements of income.

In fiscal 2023, the Company acquired ICS and Salo and as a result recognized ROU assets of $0.8 million and $2.1 million, respectively, with corresponding liabilities of $1.0 million and $2.9 million, respectively. In fiscal 2022, the Company acquired Lucas Group and Patina and as a result recognized ROU assets of $3.8 million and $0.2 million, respectively, with corresponding liabilities of $9.4 million and $0.7 million, respectively. In these acquisitions, the ROU assets were adjusted to reflect unfavorable lease terms when compared with current market rates.



The components of lease expense were as follows:

	Year Ended April 30,		
	2023	2022	2021
	(in thousands)		
Finance lease cost			
Amortization of ROU assets	$ 1,479	$ 1,065	$ 1,221
Interest on lease liabilities	190	84	114
	1,669	1,149	1,335
Operating lease cost	48,901	53,092	56,166
Short-term lease cost	833	966	474
Variable lease cost	11,157	10,986	11,592
Lease impairment cost	5,471	7,392	—
Sublease income	(3,420)	(1,119)	(657)
Total lease cost	$ 64,611	$ 72,466	$ 68,910

Supplemental cash flow information related to leases was as follows:

	Year Ended April 30,		
	2023	2022	2021
	(in thousands)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 63,496	$ 62,996	$ 66,991
Financing cash flows from finance leases	$ 1,639	$ 1,157	$ 1,324
ROU assets obtained in exchange for lease obligations:			
Operating leases	$ 19,015	$ 49,235	$ 13,638
Finance leases	$ 3,123	$ 1,586	$ 516


Supplemental balance sheet information related to leases was as follows:

	Year Ended April 30,	
	2023	2022
	(in thousands)	
Finance Leases:		
Property and equipment, at cost	$ 7,103	$ 5,770
Accumulated depreciation	(2,741)	(3,085)
Property and equipment, net	$ 4,362	$ 2,685
Other accrued liabilities	$ 1,372	$ 1,049
Other liabilities	3,053	1,657
Total finance lease liabilities	$ 4,425	$ 2,706
Weighted average remaining lease terms:		
Operating leases	4.5 years	5.1 years
Finance leases	3.8 years	3.3 years
Weighted average discount rate:		
Operating leases	4.5 %	4.3 %
Finance leases	4.7 %	3.2 %

Maturities of lease liabilities are as follows:

Year Ending April 30,	Operating	Financing
	(in thousands)	
2024	$ 51,760	$ 1,545
2025	44,050	1,313
2026	39,548	935
2027	20,888	597
2028	10,125	438
Thereafter	16,295	—
Total lease payments	182,666	4,828
Less: imputed interest	17,625	403
Total	$ 165,041	$ 4,425


16. Acquisition

The following table provides a summary of the net assets acquired in the periods indicated (no acquisitions were completed in fiscal 2021).

	Year Ended April 30	
	2023 [2]	2022 [3]
	(in thousands)	
Current assets [1]	$ 37,586	$ 36,071
Long-term assets	5,736	9,351
Intangible assets	48,400	17,300
Current liabilities	18,327	17,672
Long-term liabilities	3,164	16,210
Net assets acquired	70,231	28,840
Purchase price	254,750	133,802
Goodwill	$ 184,519	$ 104,962

_____

[1] Included in current assets is acquired receivables in the amount of $35.3 million and $24.5 million for acquisitions completed in fiscal 2023 and 2022, respectively.

[2] On February 1, 2023, the Company completed its acquisition of Salo for $155.4 million, net of cash acquired. Salo is a leading provider of finance, accounting and HR interim talent, with a strong focus on serving organizations in healthcare, among other industries. Actual results of operations of Salo are included in the Company's consolidated financial statements from February 1, 2023, the effective date of the acquisition.

On August 1, 2022, the Company completed its acquisition of ICS for $99.3 million, net of cash acquired. ICS contributes interim professional placement offerings and expertise that are highly relevant for the new world of work where more workplaces are hybrid or virtual. ICS is a highly regarded provider of senior-level IT interim professional solutions with additional expertise in the areas of compliance and legal, accounting and finance, and human resources. Actual results of operations of ICS are included in the Company's consolidated financial statements from August 1, 2022, the effective date of the acquisition.

[3] On April 1, 2022, the Company completed its acquisition of Patina for $42.9 million, net of cash acquired. Patina brought the Company interim executive solutions expertise across multiple industry verticals as well as offers ideal solutions for today's nomadic labor market. Patina's vast network of C-suite, top-tier, and professional interim talent spanned functional areas of expertise such as finance, operations, legal, human resources, IT and more. Actual results of operation of Patina are included in the Company's consolidated financial statement from April 1, 2022, the effective date of the acquisition.

On November 1, 2021, the Company completed its acquisition of Lucas Group for $90.9 million, net of cash acquired. Lucas Group contributed a substantial professional search and interim expertise that has enhanced the Company's search portfolio. Actual results of operations of Lucas Group are included in the Company's consolidated financial statements from November 1, 2021, the effective date of the acquisition.

We believe the above acquisitions echo the commitment to scale the Company's solutions and further increase the Company's focus at the intersection of talent and strategy-wherever and however the needs of organizations evolve-and present real, tangible opportunities for Korn Ferry and our clients, looking for the right talent, that is highly agile, with specialized skills and expertise, to drive superior performance, including on an interim basis. The addition of these acquisitions to Korn Ferry's broader talent acquisition portfolio–spanning Executive Search, RPO, Professional Search and Interim services–has accelerated Korn Ferry's ability to capture additional shares of this significant market. All of the acquisitions in fiscal 2023 and 2022 are included in the Professional Search & Interim segment.

For each acquisition, the aggregate purchase price was allocated on a preliminary basis to the assets acquired and liabilities assumed on their estimated fair values at the date of acquisition. As of April 30, 2023, the aggregate purchase price allocations for Salo and ICS remain preliminary with regard to income taxes. The measurement period for purchase price allocation ends as soon as information on the facts and circumstances become available, not to exceed 12 months.

17. Commitments and Contingencies

Employment Agreements

The Company has a policy of entering into offer letters of employment or letters of promotion with vice presidents, which provide for an annual base salary and discretionary and incentive bonus payments. Certain key vice presidents who typically



have been employed by the Company for several years may also have a standard form employment agreement. Upon termination without cause, the Company is required to pay the amount of severance due under the employment agreement, if any. The Company also requires its vice presidents to agree in their employment letters and their employment agreement, if applicable, not to compete with the Company during the term of their employment and for a certain period after their employment ends.

Litigation

From time to time, the Company has been and is involved in litigation incidental to its business. The Company is currently not a party to any litigation which, if resolved adversely against the Company, would, in the opinion of management, after consultation with legal counsel, have a material adverse effect on the Company's business, financial position or results of operations.

18. Subsequent Event

Quarterly Dividend Declaration

On June 26, 2023, the Board of Directors of the Company approved an increase of 20% in the Company's quarterly dividend policy to $0.18 per share and declared an $0.18 per share dividend with a payment date of July 31, 2023 to holders of the Company's common stock of record at the close of business on July 7, 2023. The declaration and payment of future dividends under the quarterly dividend policy will be at the discretion of the Board of Directors and will depend upon many factors, including the Company's earnings, capital requirements, financial condition, the terms of the Company's indebtedness and other factors that the Board of Directors may deem to be relevant. The Board of Directors may amend, revoke or suspend the dividend policy at any time and for any reason.

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BOARD OF DIRECTORS

Gary Burnison
Chief Executive Officer

Doyle Beneby
Former President and Chief Executive Officer, Midland Cogeneration Venture

Laura Bishop
Former Executive Vice President and Chief Financial Officer at USAA

Charles Harrington
Former Chairman, CEO and President of Parsons Corporation

Jerry Leamon
Former Global Managing Director, Deloitte

Angel Martinez
Former Chairman and Chief Executive Officer, Deckers Brands

Debra Perry
Former Senior Managing Director, Moody's Investors Service, Inc.

Lori Robinson
Retired General for the US Air Force

STOCK LISTING

Common stock is traded on the New York Stock Exchange under the symbol KFY.

ANNUAL MEETING

Date: September 21, 2023
Time: 8.00 a.m. Pacific Time
Virtual Meeting Site:
www.virtualshareholdermeeting.com/KFY2023

REGISTRAR & TRANSFER AGENT

For address changes, account consolidation, registration changes, stock holdings, and lost stock certificates, please contact:

Computershare
150 Royall Street
Canton, Massachusetts 02021
USA
+1 877 889 7584
www.computershare.com/investor

CONTACTS

For investors
Tiffany Louder
+1 214 310 8407

For media
Dan Gugler
+1 310 226 2645







KORN FERRY

*BE **MORE** THAN*

Korn Ferry is a global organizational
consulting firm. We work with our
clients to design optimal organization
structures, roles, and responsibilities.
We help them hire the right people
and advise them on how to reward
and motivate their workforce while
developing professionals as they
navigate and advance their careers.

Business advisors.
Career makers.